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SEP 30 2004

THOMSON FINANCIAL

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FILE NO. 82- 1711 FISCAL YEAR 6-30-04

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OICF/BY: dw

DATE: 9/30/04

FOSTER'S
GROUP

It's where you are

Foster's Group Limited
Part of the moment


FOSTER'S
Pink

Concise Annual Report 2004

It's how you feel!



Contents

2004 Financial Statements

The concise financial report has been derived from the full financial report for the year ended 30 June 2004. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

A copy of the full financial report and auditor's report can be sent to shareholders without charge upon request.

Please call (03) 9633 2773 or fax (03) 9633 2634, or email investor.relations@fostersgroup.com and a copy will be forwarded to you.

Alternatively, you can access both the full financial report and the concise report on the Foster's web site at www.fostersgroup.com.

Foster's Group Limited ABN 49 007 620 886

This report is printed on environmentally friendly paper.





It's who you're with, it's what you eat, it's what you drink!

It's about the moment!

Financial Highlights 2004

Results Summary Foster's Group Limited results for the year ended 30 June

	2004 $m	2003 $m	% Change
Group Statutory Reporting Basis			
Net Sales Revenue (NSR)	3,908.1	4,637.8	(15.7)
EBITAS [1]	885.1	1,037.7	(14.7)
EBITA	829.0	1,023.4	(19.0)
Net Significant Items (after tax)	329.9	(105.2)	
Net Profit After Tax	799.3	462.9	72.7
Operating Cash Flow (OCF)	657.0	696.5	(5.7)
OCF pre interest and tax/EBITDAS %	96.3%	92.5%	3.8 pts
Reported EPS – cents per share	38.6	22.3	73.1
Return On Capital Employed (ROCE) [2] %	13.0%	13.8%	(0.8 pts)
Dividend – cents per share	19.25	18.75	2.7
Continuing Business Reporting Basis [3]			
Net Sales Revenue (NSR)	3,607.5	3,835.9	(6.0)
EBITAS	845.6	915.4	(7.6)
EBITA	789.5	901.1	(12.4)
Normalised Net Income [4]	549.2	541.1	1.5
Normalised Operating Cash Flow [5]	564.4	450.0	25.4
Normalised OCF pre interest and tax/EBITDAS %	90.3%	82.5%	7.8 pts
Normalised EPS – cents per share	26.5	26.2	1.1
ROCE %	12.9%	13.3%	(0.4 pts)
EBITAS/NSR (%) – continuing business %	23.4%	23.9%	(0.5 pts)

1 Earnings Before Interest, Tax, Amortisation, Significant items and SGARA (Australian Accounting Standard AASB 1037 'Self Generating and Regenerating Assets').
2 ROCE is calculated as EBITAS on average capital employed.
3 This section provides financial information on a 'continuing business' basis by excluding divested or discontinued operations – Australian Leisure & Hospitality (ALH) – divested by means of a public float on 5 November 2003.
4 Excludes SGARA, significant items, amortisation and discontinued operations. Includes interest expense benefit from the sale of ALH.
5 Normalised Operating Cash Flow is defined as net operating cash flow for the continuing business less one-off receipts/payments, and excluding ALH.

Net profit after tax ($m)


800
600
400
200
0
00 01 02 03 04

NET PROFIT UP

72.7%

Net profit after tax increased 72.7% to $799.3 million

Includes significant items of $329.9m after tax.

Basic earnings per share (cents)


40
30
20
10
0
00 01 02 03 04

EARNINGS PER SHARE UP

73.1%

Earnings per share has increased 73.1% to 38.6 cents

Normalised net profit after tax ($m)*


600
450
300
150
0
00 01 02 03 04

NORMALISED NET PROFIT UP

1.5%

Normalised net profit after tax has increased 1.5% to $549.2 million

Excludes the discontinued Australian Leisure & Hospitality (ALH) business. This amount includes the interest expense benefit from the cash proceeds received on the sale of ALH.

Normalised earnings per share (cents)*


28
21
14
7
0
00 01 02 03 04

NORMALISED EARNINGS PER SHARE UP

1.1%

Normalised earnings per share (continuing business) has increased 1.1% to 26.5 cents

Normalised operating cash flow ($m)*


600
450
300
150
0
00 01 02 03 04

NORMALISED CASH FLOW UP

25.4%

Normalised operating cash flow has increased 25.4% to $564.4 million

Normalised operating cash flow is defined as net operating cash flow for the continuing businesses less one-off receipts/payments.

EBITAS (continuing business) ($m)*


1,000
750
500
250
0
00 01 02 03 04

EBITAS DOWN

7.6%

EBITAS has decreased 7.6% to $845.6 million

Earnings before interest, tax, amortisation and significant items, discounted operations and SGARA (Australian Accounting Standard AASB 1037 'Self Generating and Regenerating Assets').

* The four graphs above provide financial information on a 'continuing business' basis by excluding divested or discontinued operations – Australian Leisure & Hospitality (ALH) – divested by means of a public float on 5 November 2003.



Frank Swan

Chairman's Statement

Frank Swan, Chairman, Foster's Group Limited

The combination of a strongly cash generative beer business with an international premium wine business will continue to deliver solid underlying earnings growth.

This year has been one of change for Foster's. In April your Directors appointed Trevor O'Hoy as Foster's President & CEO succeeding Ted Kunkel, who stepped down after 12 years of outstanding leadership. The year 2004 saw other significant changes to the executive management team and a major review of, and changes to, the Beringer Blass business.

Despite such significant change, we have maintained a constant and unwavering focus on our mission to be a leading premium branded beverage company that inspires enjoyment responsibly around the world.

During his tenure as President & CEO, Ted Kunkel transformed Foster's from a company facing considerable financial upheaval into one in good financial shape.

On behalf of the Board, I would like to thank Ted for his contribution and dedication during his lifetime career with Foster's, especially during his years as President & CEO. His successor, Trevor O'Hoy, has demonstrated excellent strategic skills and a strong ability to focus on creating shareholder value through various operational and corporate roles during his 28-year career with Foster's. Your Board has every confidence that he will ably lead the company into its next phase of development. And Trevor will harness the collective talent and commitment of Foster's employees to help the company deliver on its strategy. I would like to sincerely thank all Foster's employees for their dedication and commitment to driving results.

The group has ended the year with the foundations to deliver significantly enhanced financial results for shareholders over the coming years. Despite only moderate normalised earnings growth, the group's cash flow remains strong with normalised operating cash flow to EBITDAS, now at an impressive 90.3% for the continuing business (excluding Australian Leisure & Hospitality (ALH)). Balance sheet strength and flexibility is demonstrated by an 11.8 times EBITAS/interest cover and BBB+/Baa1 credit rating, and our continuing focus on significant capital management activities.

Normalised Net Profit After Tax (NPAT) for continuing businesses, after adjustment for significant items, SGARA* and amortisation, was 1.5% higher than last year at $549.2 million. This amount includes the interest expense benefit from the cash proceeds received from the sale of ALH. Reported NPAT – including significant items of $329.9 million after tax – was up 72.7% on last year to $799.3 million.

Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS) for the continuing business declined by 7.6% to $845.6 million. Return on capital employed (ROCE) remained strong at 12.9%.

Foster's reported some excellent divisional business success in 2004. Carlton & United Beverages (CUB) delivered another exceptional result, with EBITA up 9.5% to $520.1 million. International beer delivered impressive growth, with Foster's Lager achieving 8.5% growth, defying the industry growth trend of around 2%.

Conditions in the global wine market continued to be extremely difficult, particularly in North America where a continued oversupply of grapes, and the resultant fierce competition, remained an issue. Wine Clubs were also adversely affected as a result of first half investment in the generation of new members in Australia which did not translate into the expected level of volume and margin performance in the second half, combined with difficult economic and market trading conditions for the European businesses. Despite these difficult market conditions, Beringer Blass Wine Estates (BBWE) maintained its industry-leading margin position and demonstrated its strong cash flow generation capability with a normalised operating cash flow of $247.8 million. Earnings, however, were impacted with BBWE delivering overall EBITAS of $291.7 million this year, down 32% on last year's result. At constant exchange rates, EBITAS declined by 23.3%.

Lensworth delivered another great result with EBITA growth of 74.1% to $49.8 million.

These performances led your Board to declare a total fully franked dividend of 19.25 cents per share, an increase of 2.7% on last year.

In 2004, we continued to further refine our business portfolio to more adequately reflect our core business activities. ALH was divested via an Initial Public Offering (IPO) generating gross proceeds of approximately $1.5 billion, and at the close of the financial period Lensworth was also flagged for sale. The sale of these two non-core businesses is in line with Foster's positioning as a global premium branded beverage company.

Active capital management continued during the year characterised by on and off-market share buy-backs, which the Board considers to be the most equitable and efficient way of returning funds to shareholders, reducing the dilution of earnings per share and managing Foster's balance sheet in a prudent and responsible manner such that your company retains a robust investment credit rating.

Shareholder approval was sought, and received, at a General Meeting in March 2004 for Foster's to continue the on-market component of this program. At the same meeting, shareholders also approved the re-election of Mr Max Ould to the Foster's Board of Directors. Mr Ould joined the Board in February 2004 after a 38-year career with a number of Australian consumer goods companies, including seven years as CEO of National Foods. Trevor O'Hoy also replaced Ted Kunkel as the only Executive Director on the Board.

Your Board remains rigorously focussed on good corporate governance and transparency in reporting and continues to strive towards best practice behaviour in these areas. You may notice some changes this year in the Corporate Governance section of the Concise Report. These changes present Foster's Corporate Governance information in a format consistent with the new ASX 'Principles of Good Corporate Governance and Best Practice Recommendations' and we believe they provide an indication of Foster's commitment to the ASX guidelines.

The financial outlook for Foster's, after a year of consolidation in financial year 2005, is good. The combination of a strongly cash generative beer business with an international premium wine business will continue to deliver solid underlying earnings growth. Additionally, there are encouraging signs of stability returning to the North American wine market and with a renewed focus on our global wine business, Foster's is well positioned to capture much of this potential growth. CUB will continue the excellent progress it has made with its regional multi-beverage strategy and we will continue to leverage the power of the Foster's Lager brand globally. The group will focus its energies on these three key areas, with the ultimate goal of delivering value to shareholders by generating sustainable earnings growth across all of its businesses.

Frank Swan, Chairman, Foster's Group Limited

* SGARA is an accounting standard, AASB 1037 'Self Generating and Regenerating Assets', which requires the business to recognise valuation changes to grapes and vines.



Trevor O'Hoy
President & CEO

Trevor O'Hoy, President & CEO,
Foster's Group Limited

With initiatives to restore or maintain growth in each of our core beer and wine businesses well underway, our long-term objective is to carve out a sustainable competitive advantage for the group based on our ability to satisfy more consumers, on more occasions, in more venues than our competitors.

Defining the priorities

On being appointed President & CEO of Foster's in April 2004, I made a commitment to spend much of my first few months meeting with and listening to our key stakeholders – consumers, customers, employees and shareholders.

With the expectations of those stakeholders in mind, I set out some clear strategic priorities and reaffirmed my belief in and commitment to our mission and purpose: to be a leading premium branded beverage company that inspires enjoyment responsibly around the world.

At its core our business model is based upon a multi-beverage portfolio in Asia Pacific, an international premium wine portfolio and the ongoing development of one of the world's leading premium beer brands – Foster's Lager.

While our business model and strategy will remain unchanged, the execution will be different.

Central to our decision-making, as well as our investment in brands and innovation, will be a relentless focus on understanding our consumers and meeting the needs of our customers.

We will adopt company-wide ways of working built around the strengths and best practices of the group's individual businesses and use our scale to capture efficiencies, accelerate our speed to market and build on our differentiated customer proposition as a 'one-stop-shop' provider of premium branded beverages.

This integrated approach to business will harness the collective power of Foster's – One Company, One Culture, One Team – and enable us to deliver on our financial imperatives of:

- Sustainable double-digit earnings growth;
- Ongoing strength in cash flow generation;
- Consistently strong margins that enable long-term brand building;
- Improving returns on invested capital; and
- Balance sheet strength and flexibility.

Momentum in the engine room, CUB

Momentum within CUB continued during the year as a result of its multi-beverage business approach which has shown that it can consistently deliver high quality earnings, cash flow and strengthened margins. The CUB name change to Carlton & United Beverages reflects its continued evolution into a multi-beverage business, while retaining and emphasising its traditional position as Australia's leading brewer.

Consumers continue to broaden their drinking repertoires and choose their beverages based on where they are in the world, who they're with and what they're celebrating.

CUB's portfolio of leading brands and powerful distribution network mean that it is uniquely placed to offer customers and consumers a range of quality beverages across categories throughout Australia and Asia Pacific.

CUB has demonstrated its ability to exploit its distribution footprint and develop products to meet the demands of both consumers and customers through initiatives such as Half Mile Creek, a wine brand conceived in collaboration with consumers and customers and sold through the CUB distribution network.

The brand has been very well received so far and is indicative of a closer working partnership between CUB and BBWE, particularly in the areas of innovation, consumer insights and customer channel development.

CUB also further strengthened its core brands, in particular Carlton Draught, Carlton Midstrength and Cougar, and experienced excellent growth in premium imported beers such as Corona and Stella.

Under John Murphy's leadership, CUB will continue to build on its enviable position as one of Australia's leading multi-beverage companies. A higher contribution in FY05 and FY06 from cost savings and efficiency improvements deriving from the CUB operational review, provides us with confidence that earnings growth in the 6% to 8% range is achievable over the next few years.

Wine now repositioned for sustainable growth

Notwithstanding a very strong performance by the Asia Pacific Trade business and excellent growth in core brands like Wolf Blass and Yellowglen, our global wine business faced numerous challenges during the year.

In particular, the performance of our North American Trade business was impacted by more competitive industry conditions resulting from an oversupply of wine, which led to the emergence of new categories such as extreme value wine, and a simultaneous slowdown in the historical growth rates for premium priced Californian wine.

In June we announced the outcomes of a comprehensive review of our global wine trade operations designed to restore sustainable, high margin earnings growth.

A range of initiatives to enhance revenue and earnings growth through increased investment in core and secondary brands, innovation and new product development is underway, and we are working to maximise the flexibility and capital efficiency of our global supply chain.

We expect, subject to our estimates of category growth, that the implementation of the review's recommendations will result in:

- A return to above category volume and revenue growth and sustained low double-digit EBITAS growth rates from F06, after a year of consolidation in F05 associated with brand investment;
- EBITAS margins for the total Wine Trade business to remain above 20% in F05 and increase to mid-20s by F09;
- Operating cash flow to EBITDAS of between 70% and 80% by F09.

Delivering these financial outcomes and overseeing BBWE's development into the world's leading premium wine brand builder will be the number one priority for BBWE's management team led by Jamie Odell.

In order to devote the management resources and attention required to lift performance in Clubs and Services, while ensuring the complete focus of the Trade wine management team on the successful execution of the review's initiatives, Neville Fielke has been appointed to the role of Managing Director Clubs and Services.

While we remain committed to the ongoing relevance of Clubs and Services as part of our global wine portfolio, our near-term focus will be on organic business improvements, as we continue to review the competitive environment, efficiency, structure and portfolio fit of these businesses.

Maximising the potential of Foster's Lager

The Foster's brand around the world reported growth of 8.5% over the prior year with over 86 million cases sold globally – an outstanding result against global beer market growth of around 2% and well ahead of its international peer group.

Foster's Lager is the seventh largest international beer brand and the focus for Rick Scully and his management team going forward will be on accelerating the development and growth of Foster's as a Top 5 international premium beer brand.

Foster's Brewing International has embarked on a multi-faceted project focussing on product quality, presentation and premium positioning. This is expected to further lift performance and support the long-term premium position of Foster's Lager internationally.

Sharpening our strategic focus through portfolio management

Our commitment to sharpening the group's focus on premium alcoholic beverages through active portfolio management was exemplified by the sale of ALH, which raised gross proceeds of $1.5 billion.

Following the successful conclusion of the Emanuel litigation, we have commenced a review of divestment options for Lensworth, the group's residential property development business.

While it is a highly successful and high returning business, Lensworth is non-core to our strategy and we will seek to maximise the value of the business for shareholders.

The group's capital management activities during the year have been significant and include the purchase of over 10% of Foster's shares on issue. We will continue our capital management activities through FY05 and into FY06 as our prime focus remains organic, internally generated growth.

Building a sustainable competitive advantage

With initiatives to restore or maintain growth in each of our core beer and wine businesses well underway, our long-term objective is to carve out a sustainable competitive advantage for the group based on our ability to satisfy more consumers, on more occasions, in more venues than our competitors.

This means being able to act quickly and decisively, viewing our brands and new product initiatives through the eyes of consumers and customers, and differentiating ourselves through learning, innovation and superior execution.

We will continue to allocate resources and incentivise business teams to develop superior consumer understanding, while investing in core brands, new products and customer-facing activities.

And we will leverage our scale and distribution capability to build new categories, and access new markets and channels.

But competitive advantage is about more than just innovation and distribution – it's also about being the lowest cost producer at every price point in which we choose to compete.

Adopting an integrated approach to the way that we work, supported by a single cost base, will not only simplify decision-making and increase our speed to market, but will also provide us with a sustainable competitive edge over our single product, single region competitors.

Over and above a focus on quality earnings growth, we will as a matter of priority seek to extract efficiencies and synergies across the group.

A virtuous cycle

Foster's is a great company, made great by its people, its impressive portfolio of premium brands and its position in the global marketplace.

By introducing a discipline of continuous improvement, we will be positioned to fund continuous innovation and brand building, and as a consequence deliver 'best in class' financial metrics.

With a sound strategy and the right management team in place, Foster's is well placed to continue to inspire global enjoyment, and deliver superior returns to shareholders.

Trevor O'Hoy, President & CEO, Foster's Group Limited

Executive Management



Trevor O'Hoy
President & Chief Executive Officer
Trevor O'Hoy was appointed to the position of President & CEO in April 2004 after more than 28 years at Foster's in various operational and management roles, including that of Managing Director of CUB where he oversaw a significant improvement in performance, delivering impressive earnings growth, strong cash flows and improved margins.

Peter Scott
Chief Financial Officer
Peter Scott's 28-year career in finance and business consulting includes 12 years in the US wine industry. Peter joined Beringer Wine Estates in 1997 and was appointed Chief Financial Officer of Foster's Group in 2002. In this role he is responsible for group finance, financial planning and analysis, tax, treasury and investor relations.



John Murphy
Managing Director – Carlton & United Beverages
John Murphy brings more than 24 years experience in the Australian alcohol beverage industry to the role of Managing Director Carlton & United Beverages (CUB). John commenced his career with CUB in Queensland in 1980. Prior to his appointment as Managing Director, CUB, John was Vice President Marketing and Sales, CUB.

Richard Scully
Managing Director – Foster's Brewing International
Having held a number of senior brewing industry roles in North America, the UK and Europe, Richard Scully moved to Foster's in Melbourne in 1995 to oversee the group's international beer business. In 2000 Richard became responsible for all beer businesses outside Australia.

Walter Klenz
Managing Director – Beringer Blass Wine Estates
Walter Klenz joined Beringer Wine Estates in 1976 and was Chairman and CEO when Foster's acquired Beringer in 2000. Since then he has overseen the development of Foster's global wine business. Walter announced his intention to retire at the end of 2004, but has agreed to continue as senior adviser to the Board and management after that.

Jamie Odell
Chief Operating Officer – BBWE Global Trade
Jamie Odell joined Foster's in 2000 and is currently responsible for running BBWE's Global Trade business. From January 2005, following Walter Klenz's retirement, Jamie will take over as Managing Director BBWE. Jamie has 23 years experience in the international beverage industry and has managed businesses in Europe, Australia and Asia.

Neville Fielke
Senior Vice President – Global Business Development
Neville Fielke was appointed Senior Vice President Global Business Development in November 2003, responsible for developing a dedicated strategic planning function. Following the June 2004 BBWE Global Wine Review, Neville assumed the additional responsibility of managing the Wine Clubs and Services businesses as Managing Director Wine Clubs & Services.



John O'Grady
Managing Director – Lensworth Group
In 21 years with the company, John O'Grady has successfully overseen Lensworth's growth into one of Australia's leading residential community developers, with broadacre sites located in some of the fastest growing regions in Australia.

Peter Bobeff
Senior Vice President – Commercial Affairs
Peter Bobeff was a partner of Australian law firm Corrs Chambers Westgarth, specialising in commercial and business law for 28 years, prior to joining Foster's in 1992. Peter is responsible for Foster's secretarial, legal, intellectual property, internal audit, risk management and health, safety and environment.

Graeme Willersdorf
Senior Vice President – Corporate Affairs
Graeme Willersdorf is responsible for group corporate affairs and brings a breadth of knowledge across diverse Foster's business areas to the role. Graeme has worked at Foster's for 20 years and in his role as Senior Vice President Corporate Affairs is responsible for all aspects of public affairs and corporate communications.

Ben Lawrence
Senior Vice President – Human Resources
Ben Lawrence was appointed head of Foster's HR in 2001 and brings 22 years experience in consumer goods and major manufacturing companies to the role. He is responsible for developing people and organisational programs, policies and strategies. Prior to this appointment, he was Vice President Human Resources for Beringer Wine Estates.

Our ability to satisfy more consumers on more occasions in more locations than our competitors is what will set us apart.

It's where Foster's wants to be!



To achieve this, we will work together in an integrated way, harnessing the collective power of the Foster's businesses and operating as One Company, One Culture, One Team.

Our ability to innovate to meet changing customer and consumer needs is made possible only by our strong and energetic team of Foster's people. Our people enable us to view our brands and new product initiatives through the eyes of our consumers and deliver the cycle of continuous improvement and innovation. They manage and develop our key competitive drivers:

- Product – what's inside the bottle?
- Brand equity – the power of the brand outside the bottle.
- Distribution – the powerful link between our products and consumers.

But innovation is about much more than new product development. It's also about doing things differently across the entire business, from manufacturing and production to the added value we offer our customers.


1
Pink
2
BERINGER
BERINGER
WHITE ZINFANDEL
3
4
HALF MILE CREEK
5
FOSTER'S
6
7
CARLTON
DRAUGHT BEER
ACADEMY
8

1. Charles 'Chilly' Hargrave, winemaker of Pink, a sparkling wine from Yellowglen developed as a result of detailed consumer sensory research. BBWE is the only Australian wine company with a formal sensory research program, clearly benefiting from such consumer insights with the highly successful Pink.
2. Pink Piccolos, in 200 mL bottles instead of the regular sized 750 mL, were launched in August 2003 and were instantly successful with both customers and consumers.
3. Beringer White Zinfandel is the top-selling bottled wine in the US. As a result of consumer research, the conveniently sized Beringer White Zinfandel 187 mL four-pack was launched in June 2004. Beringer Sparkling White Zinfandel was also launched in May 2004, and is already ranked number 14 by volume in the US sparkling wine category.
4. The Wolf Blass Winery in South Australia is one of the world's most advanced premium wineries. Cellarhand Chris McKinnon is pictured alongside the temperature controlled open fermentation units pre-programming a crane to pick up an open fermenter, transport it to its specified tank press and tip its contents into the press.
5. Table wine brand Half Mile Creek was launched in June 2004 by CUB and is already selling well. The product was conceived in collaboration with consumers and customers and is an excellent example of the benefits of the close working partnership between CUB and BBWE.
6. The Streamline beer dispense system is a Foster's innovation, available exclusively to Foster's Brewing International worldwide. Streamline is the first ever above-bar heat exchange unit which ensures the perfectly chilled pint is poured every time.
7. Yatala Brewery's new Brewhouse (pictured above) is one part of the Yatala expansion project which encompasses brewing, packaging, warehousing and site infrastructure. Upgrades to Queensland's Yatala brewery underscore CUB's commitment to continuously improving efficiency and production capability. Works commenced during the year will double Yatala's output to around 450 million litres per year, representing 25% of Australia's total beer production.
8. Australia's first dedicated beer school, the Draught Beer Academy, demonstrates CUB's commitment to adding value to customers beyond just product. The mobile school teaches Australian bartenders how to care for and serve the perfect draught beer.

Our Brands

Beers


FOSTER'S
FOSTER'S
Foster's Lager


VICTORIA
VB
BITTER
Victoria Bitter


Carlton Cold


CARLTON
DRAUGHT
Carlton Draught


CASCADE
PREMIUM LAGER
Cascade Premium Lager


Crown Lager


BOHEMIAN
PILZNER
345ML
Matilda Bay Bohemian Pilzner

Beers


Corona
Extra
Corona Extra


STELLA
ARTOIS
Stella Artois


"DRY"
Asahi
330 ml
Asahi


Hoegaarden
Hoegaarden


CARLTON
MIDSTRENGTH
DOUBLE HOPPED
BITTER BEER
Carlton Midstrength


Carlton Sterling


CASCADE
PREMIUM LIGHT
Cascade Premium Light

Spirits


COUGAR
AUTHENTIC
BOURBON WHISKEY
&
COLA
375mL
Cougar & Cola


COUGAR
BOURBON
WHISKEY
Cougar Bourbon


THE
BLACK DOUGLAS
DE LUXE
100% SCOTCH
WHISKY
700ml
The Black Douglas


SKYY
SKYY Blue


SKYY
VODKA
SKYY Vodka


Karloff
VODKA
Karloff Vodka


CAPRI
Cocktails
Capri Cocktails

Beringer Blass Wine Estates

TRADE		CLUBS		SERVICES	
Employees:	2,093	Employees:	1,896	Employees:	604
Capital employed:	$3,737.1m	Capital employed:	$500.1m	Capital employed:	$187.0m
Net sales revenue:	$1,061.7m	Net sales revenue:	$373.4m	Net sales revenue:	$212.1m
EBITAS:	$229.6m	EBITAS:	$44.3m	EBITA:	$17.8m
ROCE:	6.1%	ROCE:	8.9%	ROCE:	9.5%
Thousand 9 litre cases:	15,617	Thousand 9 litre cases:	2,852		

Carlton & United Beverages

Employees:	2,284
Capital employed:	$1,648.1m
Net sales revenue:	$1,774.5m
EBITA:	$520.1m
ROCE:	31.6%
Thousand 9 litre cases:	108,350

Foster's Brewing International

Employees:	2,052
Capital employed:	$221.8m
Net sales revenue:	$249.4m
EBITA:	$43.6m
ROCE:	19.7%
Thousand 9 litre cases:	103,908

Notes: ROCE is calculated as EBITAS on average capital employed. Employee numbers are equivalent full-time. EBITA is earnings before interest, tax, significant items and amortisation. EBITAS is EBITA excluding SGARA.

Wine – Australian



SALTRAM
No.1
SHIRAZ 1999
Yellow
Jamiesons Run
COONAWARRA
Annie's Lane
ROTHBURY ESTATE
HUNTER VALLEY
CHARDONNAY
HALF MILE CREEK

Wolf Blass | Saltram | Yellowglen | Jamiesons Run | Annie's Lane | Rothbury Estate | Half Mile Creek

Wine – Californian



BERINGER
MERIDIAN
CHARDONNAY
2000
CHATEAU ST JEAN
CABERNET SAUVIGNON
CABERNET SAUVIGNON
CELLAR
NO 8
CHATEAU SOUVERAIN
ALEXANDER VALLEY
Stags' Leap

Beringer | Meridian | Chateau St Jean | Cellar No. 8 | Chateau Souverain | Two Tone Farm | Stags' Leap

Wine – other regions



RIESLING
Dallas Conté
Chardonnay
GABBIANO

Matua Valley | Dallas Conté | Gabbiano

Club brands



Heemskerk
TASMANIA
CHARDONNAY
2002
2001
WINDSOR
Bottled Expressly For The Table Of George and Kathie
2000
CABERNET SAUVIGNON

Heemskerk | Langhorne Creek | Windsor

Cider



Strongbow
ALCOHOLIC CIDER
ORIGINAL
MERCURY
SPECIAL
DRY
ALCOHOLIC CIDER

Strongbow | Mercury Cider

Non-alcohol



CASCADE
Apple Isle
PREMIUM APPLE
JUICE
TORQUAY
NATURAL MINERAL WATER
Lemon Lime
TORQUAY
Natural Spring Water
LEMON LIME & BITTERS

Cascade Apple Isle | Torquay Lemon Lime | Torquay Natural Spring Water | Angostura Lemon Lime & Bitters

Carlton & United Beverages


CARLTON
DRAUGHT

CUB delivered another stellar performance in 2004, with strong earnings growth across all beverage categories. CUB's overall EBITA was up 9.5% to $520.1 million. The key drivers of this very solid growth were some star performances from key domestic beer brands, excellent growth in the ready-to-drink (RTD) segment and impressive results from both Australian and imported premium beer brands.

Core brands delivering sustainable growth

CUB's enviable portfolio of leading beer brands enabled us to again take a margin leadership position within the beer category. While volumes within the regular segment declined slightly, gross profit contribution increased and VB maintained its dominant position in this important part of CUB's portfolio. Carlton Draught delivered outstanding results with excellent gains in New South Wales, Queensland and South Australia. It remains the number one draught beer in Victoria. Carlton Midstrength also performed strongly in the two key mid-strength states of Western Australia, where it is the number one beer brand, and Queensland, where it is currently the number two brand and is still growing significantly.

In the spirits and RTD category, Cougar Bourbon experienced the second largest volume growth in the total bourbon pre-mix market where it currently holds the number three position. Skyy Blue – the first vodka lime and soda cocktail in a bottle – has made significant gains since its October 2003 launch and our investment in the Strongbow and Mercury Cider brands have returned the category to growth for the first time in six years.

The premium beer segment was the fastest growing segment for the year and CUB's premium brands delivered excellent results. Crown Lager remains Australia's number one premium beer, and in the imported premium beer segment Corona grew impressively, delivering high double-digit growth as the largest imported premium bottled beer brand in the country for the year. Stella Artois also delivered strong double-digit growth for the year supported by an innovative television campaign.

As consumers' repertoires continue to broaden, maintaining our competitive edge in the imported premium beer segment through strong partnerships with key global players such as Grupo Modelo (Corona), Interbrew, now InBev, (Stella Artois) and in the spirits category with partners such as Campari (Skyy Blue) will be crucial to our success. Our ability to attract such high calibre partners is a direct result of our brand building, distribution strength, excellent reputation and understanding of the Australian consumer.

Carlton & United Beverages – building a regional multi-beverage powerhouse

CUB's results this year were achieved against the backdrop of rapidly changing and broadening consumer beverage repertoires. We recognise that in order to complete the transition from Australia's leading brewer to Australia's leading beverage company, we must expand our product offering. We will need to satisfy more consumers on more occasions in more locations than our competitors. The name change, effective from 1 July 2004, from Carlton & United Breweries to Carlton & United Beverages, better reflects our evolving multi-beverage portfolio which is focussed on meeting changing consumer tastes. The new name does this while still paying tribute to our brewing heritage, which was celebrated in 2004 with Abbotsford Brewery's 100th anniversary acknowledging '100 Years of Cheers'.

It's where you are


VB
DOUBLE HOPPED

Carlton & United Beverages


COUGAR
COLA
STELLA ARTOIS
HALF MILE CREEK
2002
Cabernet Sauvignon
750ml
CARLTO
DRAUG

CUB's success in generating sustainable returns and strong cash flow in the beer category will remain an area of relentless focus, while enabling the business to innovate and introduce new products across all beverage categories.

The combined strength of our brand building, packaging and production capability and our powerful distribution network will help us deliver these new product innovations to market quickly and efficiently. As a result of the 2003 Operational Review – which will deliver major efficiency gains in financial years 2005 and 2006 – upgrades commenced at our Queensland production facility, Yatala. The upgrades will double the brewery's capacity to 450 million litres per year, representing 25% of Australia's total beer production. These upgrades followed the decision to sell Sydney's Kent Brewery due to a range of environmental constraints that progressively reduced its capacity to produce cost-effectively. This more efficient production capability, coupled with the power of our unrivalled distribution network, strongly positions us to swiftly deliver new product innovations to market.

Consumer led, customer driven

Everything CUB does must either anticipate or meet a consumer need. But at the same time we also need to meet the needs of our customers by being more efficient, reducing complexity and providing them with the products and tools they need to build their businesses. Increasingly our customers are telling us that the way for us to deliver this is to become a 'one-stop-shop' for beverages.

We are also committed to adding value to our customers beyond just providing product. CUB's mobile Draught Beer Academy, for example, is the nation's first dedicated beer school, teaching Australian bartenders how to care for and serve the perfect draught beer. Its mobility means we take the 'school' to the customer, regardless of their location. Additionally, CUB, in conjunction with the Australian Liquor Stores Association (ALSA), launched the Retail Liquor Development Foundation, which offers training programs to equip independent liquor retailers with the skills to run more successful businesses. Such consumer led and customer driven initiatives assist both the sustainability of our customers as well as the industry as a whole.

Another initiative showcasing our commitment to being consumer led and customer driven is the establishment of i-Nova – our consumer insights and innovation teams. i-Nova works across the Foster's Group and our global partners – reporting jointly to CUB and BBWE – and is tasked with identifying and commercialising growth opportunities, improving speed to market and ensuring that the consumer is at the heart of all our decision-making.

This collaborative way of working will allow CUB to benefit from the experience and insights from across the Foster's Group. An example during the year was the launch of the popular table wine Half Mile Creek, a wine brand developed through consumer and customer insights. BBWE's grape sourcing and winemaking expertise, together with CUB's unrivalled distribution capability and direct selling and merchandising support, have contributed to the very positive early sales of Half Mile Creek. We expect to report great progress for the brand in 2005.

In making the transition into Australia's leading beverage company, our greatest measure of success will be the delivery of sustainable growth for all CUB stakeholders.

FINANCIAL HIGHLIGHTS	$m		%
Net Sales Revenue	1,774.5	change	6.9
EBITA	520.1	change	9.5

It's how you feel


AUTHENTIC
&
COLA
ORIGINAL

Foster's Brewing International


FOSTER'S

Foster's Lager – the number seven international premium beer brand by volume – grew by an outstanding 8.5% during the year, considerably outperforming the global beer industry trend of around 2% and contributing to impressive growth for Foster's Brewing International, with EBITA up 10.7% to $43.6 million.

Solid year-on-year improvement

Improvement was evident in a number of our key markets, particularly in Europe, with record sales achieved again in the UK, where Foster's gained further ground in its position as the number two beer brand in the market. Foster's also achieved strong growth across Continental Europe helping the brand maintain its ranking amongst the top 10 beer brands in Europe and the only non-European beer in the top 15.

Greater Asia reported a positive earnings contribution – a sign that our efforts towards building premium brand sales are paying off – particularly in India where the Foster's brand recorded double-digit growth in a flat to declining beer segment. A positive result was also achieved for the Gulf region, with benefits of the 2003 acquisition of the African & Eastern distribution company starting to be evident. Industry conditions in the Americas remained challenging, impacting upon the region's result. Success in this region is strategically important to the business and we will continue to pursue improvements to the brand's performance as a matter of priority.

The Greater Pacific region, operating as a fully integrated multi-beverage model selling beer, wine, spirits and cider across New Zealand and the Pacific Islands, turned in a solid overall result. The focus in this region remains on increasing the brand equity of key Foster's Group brands – Foster's Lager, Victoria Bitter, Crown Lager and the wine brands of Wolf Blass and Saltram – and delivering superior service to our customers and satisfaction to our consumers.

Strengthening Foster's global brand awareness

Foster's global brand awareness was further strengthened during the year, due in part to our continued and long-standing global sponsorship of Formula One Grand Prix racing. The exciting finish to the 2003 F1 Grand Prix season saw television audiences reach record levels, significantly increasing our brand exposure and strengthening Foster's position as the number one brand trackside.

A focus on delivering quality and consistency to consumers

We already know that we produce a quality beer enjoyed by millions of consumers and that Foster's Lager is rated one of the best beers in the world. Four gold medal wins, between 1998 and 2002, at the prestigious Brewing Industry International Awards and our excellent brand and earnings growth are testament to this. Continuously improving the Foster's brand to meet the demands of consumers and building on the strong growth trajectory of Foster's Lager is a key strategic priority for Foster's Group. In line with this strategy, in 2004, we established a total quality improvement program for Foster's Lager with the ultimate aim of quickly becoming, or remaining, the best in each of our markets in all that we do.

The program aims to elevate Foster's from its current position as number seven international premium beer brand to take its place amongst the top five. A major focus of this program is product quality. The quality – and importantly the freshness – of our beer remains fundamental to the ongoing success of Foster's. Our aim is to provide the freshest beer in the world to our consumers – in every market, every time.

The program will focus on four key areas: product (the beer itself), presentation (packaging, advertising and promotion), the environment in which Foster's Lager is sold and consumed (the beer theatre) and endorsement, by way of having Foster's premium quality externally endorsed by industry, trade and consumers as a world-class beer.

By working collaboratively on the continuation of this program with our licensee partners, importers and distributors in each region, we expect to maintain and accelerate the growth of the Foster's brand in all markets.

FINANCIAL HIGHLIGHTS	$m		%
Net Sales Revenue	249.4	change	6.9
EBITA	43.6	change	10.7

It's where you're going

Beringer Blass Wine Estates



During 2004 Beringer Blass Wine Estates (BBWE), Foster's Global Wine Trade, Wine Clubs and Wine Services business, faced some of the greatest challenges, and indeed opportunities, in its history.

We have taken decisive action to address these challenges and establish a business model that will enable BBWE to compete successfully and sustainably in a changing and competitive marketplace.

Financial performance

Weaker contributions from North American Trade and the Services business resulted in earnings before interest, tax and SGARA (EBITAS) for BBWE of $291.7 million, down 32.0%, or 23.3% at constant exchange rates.

North American Trade EBITAS was impacted by a combination of cyclical oversupply conditions, lower growth in premium priced Californian wine, weaker sales of some core Beringer products, and a decision to reduce the level of our product held by distributors by lowering second half shipments.

The Asia Pacific Trade business continued to perform very strongly, with continued strong growth in core brands (Wolf Blass and Yellowglen) as well as secondary brands (Saltram and Annie's Lane).

Notwithstanding growth in both volume and earnings and another strong performance from Wolf Blass in the UK, Europe Trade EBITAS declined as a result of trade de-stocking across central Europe and Ireland.

Wine Clubs EBITAS fell by 10% to $44.3 million, as first half investment in the generation of new members did not translate into anticipated levels of volume and margin in the second half.

The lower Services result was largely due to the loss of contracts, margin pressure due to operating conditions and operational issues.

Going forward the Clubs and Services businesses will fall under new management and ultimately report separately.

Pleasingly, BBWE continued to generate industry leading cash flows and demonstrate strong earnings to cash flow conversion, with normalised operating cash flow now representing around 69.4% of EBITDAS, compared with 62.7% in the prior corresponding period.

Wine trade review

In June, we announced the outcomes of a comprehensive review of the global wine trade business aimed at reconfiguring the wine business model.

Supply chain flexibility and organisational capability

We have taken steps to enhance the flexibility and capital efficiency of our supply and production base including actively reducing the level of our product held by North American distributors; writing down excess inventory to net realisable value; aligning some of our sub-US$10 brands with ideal cost and quality blend structures; and consolidating production assets in both North America and Australia.

We have implemented a range of initiatives to reduce costs and capture operational efficiencies in areas like winemaking and procurement, ensuring that BBWE is able to continue to deliver the best quality product at all key price points.

Changes to the organisational capability of the group include the creation of a global supply chain function, under new management and with integrated systems and processes in demand forecasting and procurement.

These initiatives are expected to generate gross efficiency gains of A$60 million per annum by F07 increasing to about A$85 million per annum by F09. We plan to re-invest around half of these efficiency gains into brand building and innovation across all key markets to improve revenue and earnings performance.

Revenue growth through brand building, innovation and new product initiatives

Importantly, the wine business model is built to achieve robust revenue and earnings growth and strong brand equity for BBWE's already market-leading premium wine brands.

In its home market, Australia, Wolf Blass is the number one bottled wine brand by value (AC Nielsen July 2004) and continues to grow well ahead of the market. The brand also continues to perform well in other international markets such as the US, Canada, Asia and Europe and particularly well in the UK where it is amongst the fastest growing brands, recently entering the top 10. In addition, Wolf Blass is the number one Australian wine brand by value in Canada and continues to grow at high double digit rates. Wolf Blass is also the number one Australian wine brand by value in Ireland.


BERINGER
FOUNDERS' ESTATE
SALTRAM
MAMRE BROOK
MERIDIAN
PINOT NOIR
MATUA
VALLEY

It's who you're with

Beringer Blass Wine Estates


2004
SAUVIGNON BLANC
SEMILLON
Pink

Within the Beringer portfolio, the launch of a Sparkling White Zinfandel and new 4x187 mL pack size is expected to increase the contribution from the Blush category.

Building strong secondary brands to support the continued growth of core brands is a key priority, and we are further increasing investment in brands like Saltram, Jamieson's Run, Meridian and Chateau St Jean.

We have reaffirmed our commitment to innovation and new product development and acknowledged that this needs to be based on a deep understanding of consumer preferences and customer needs.

Innovation teams are working to develop and commercialise new products in each region, exemplified by the remarkable success of Pink, which in its first year on the market has grown to become Australia's fourth largest sparkling wine stock keeping unit (SKU) by volume, helping Yellowglen achieve 45% sales volume growth in Nielsen measured outlets[1].

Other new product developments include the recently launched Eye Spy brand by Yarra Ridge, Saltram's 'The Eighth Maker', Shadowood and the Carmenet premium 3-litre pack.

New 'concept' wine brands – associated with non-traditional consumer cues – have altered the competitive landscape.

BBWE's branding skills, outsource capability and ability to leverage the strengths of other parts of the Foster's Group will allow us to profitably expand our playing field into previously untapped price points and categories.

[1] (52 weeks to July 4, 2004)

A good example of how we are working with CUB to expand our playing field is Half Mile Creek.

While BBWE will continue to build on its existing presence in the non-traditional segment through brands like Kangaroo Ridge, our core focus remains squarely on premium wine and the generation of premium margins to facilitate sustainable long-term investment in brands.

BBWE's ongoing commitment to premium wine was demonstrated by numerous awards during the year. For the second year in a row BBWE captured the 'Portfolio Award' for excellence across a wide spectrum of brands at the prestigious 2004 San Francisco International Wine Competition. BBWE also enjoyed its most successful year on the Australian show circuit ever, with a total of 15 trophies and 92 gold medals won by various brands including the 2003 Jimmy Watson Trophy won by Nigel Dolan for Saltram.

Poised to deliver sustainable growth

There are encouraging signs that the wine industry in California is past its worst, with reduced levels of vineyard planting and bulk wine prices firming.

However, we expect market conditions in the US to remain challenging in the near term, and first half earnings to be impacted by the effect of the Review's initiatives, prior to an acceleration in the second half of F05.

BBWE is among the world's leading global wine companies with a portfolio of strong wine brands and one of the most impressive premium footprints of any major wine company.

The wine management team has been strengthened by recent appointments in the areas of innovation, supply chain, sales and marketing, and global procurement.

With this team in place, and following the implementation of the Review's recommendations, BBWE is well positioned for the future.

FINANCIAL HIGHLIGHTS	$m		%
Net Sales Revenue	1,599.5	change	(18.1)
EBITAS	291.7	change	(32.0)

It's what you're celebrating


PEPPERJACK
SHIRAZ
CHATEAU ST JEAN
CHARDONNAY
Stags' Leap
Jamieson's Run

A responsible approach – It's about how we do business

At Foster's we understand that behaving as a responsible corporate citizen by doing business ethically goes hand-in-hand with being accepted by the communities in which we operate.

Community support and social responsibility

Foster's recognises that social responsibility and community involvement are key business imperatives for any organisation. Foster's and its key business divisions continued supporting their communities in 2004 with direct or indirect contributions to many not-for-profit and charitable organisations including: health and crisis care; anti-cancer research and treatment bodies; counselling services; and remote and regional medical service provision.

Some of these organisations in Australia have included the Royal Children's Hospital, the Alannah & Madeline Foundation (supporting children who are victims of violent crime or sudden family loss), the Bottoms Up Ball (raising funds for bowel cancer research), the Make-A-Wish Foundation, the Starlight Foundation, the Wilderness Society – World Environment Day, Diabetes Australia, Auscare, Kids Under Cover, the Royal Flying Doctor Service, the Prince Alfred Trauma Unit and the Australian National Academy of Music. Both CUB and FBI supported the inaugural Mark Webber Challenge to raise funds for Brainwave and CanTeen. And for BBWE in the US some organisations supported included COPIA (a Napa Valley based museum dedicated to food, wine and the arts), the Napa Valley Vintners Community Health Center, American Red Cross, Make-A-Wish Foundation, American Cancer Society, Alzheimer's Association and the Oakland Children's Hospital.

A commitment to promoting responsible consumption

Our vision is to be a leading premium branded beverage company inspiring enjoyment *responsibly* around the world. We recognise that with the production and marketing of alcoholic beverages come additional social and ethical responsibilities. We realise we can make a positive contribution in depicting moderate, responsible consumption as an enjoyable part of healthy lifestyles and discouraging irresponsible drinking practices. For this reason, we are committed to generating responsible consumption messages.

Foster's Alcohol in the Community policy underscores this commitment. Minimising the potential negative impacts of alcohol misuse is an industry-shared responsibility which we take seriously. We aim to ensure that our products are enjoyed responsibly by informed adult consumers. Our group-wide Alcohol in the Community policy highlights our commitment to: being a responsible producer and marketer of alcohol beverages; promoting the responsible consumption and service of alcohol; minimising potential harm to consumers and our community as a result of consumption of our products; and a process of continuous improvement towards these goals. Foster's Marketing Guidelines establish a framework for responsibly marketing Foster's beverages worldwide. By applying this guide to product design, packaging, naming, advertising and promotional activities, Foster's people can ensure that the principles of responsibility apply across the marketing of all Foster's products. To view our Marketing Guidelines and the Alcohol in the Community Policy go to www.fostersgroup.com.

CUB introduced an 'Enjoy Responsibly' corporate responsibility program focused on the responsible production, marketing and consumption of alcohol beverages and on educating and encouraging consumers to balance the enjoyment of drinking alcohol beverages with their personal responsibility to consume alcohol in a legal, informed and considered way. During the year, part of this program included initiating a partnership with the Transport Accident Commission (TAC) to discourage drinking and driving.

Foster's Group is also the only Australian company represented on the International Centre for Alcohol Policies (ICAP). Through its support of ICAP, Foster's helps promote understanding of the role of alcohol in society and encourages practical partnerships involving industry, health and other key stakeholders. Current information on ICAP's programs and activities is available at www.icap.org.

Corporate Responsibility Index

Recognising the value of independent scrutiny and external benchmarking of its behaviour as a responsible corporate citizen, Foster's participated in the Corporate Responsibility Index (CRI) during the year. The CRI assesses the responsible business behaviour of participating companies in the key areas of community, environment, workplace and marketplace. Founded by Business in the Community (BITC) in the United Kingdom, the index has a reputation as a credible independent assessment tool. It was introduced to Australia in 2004 by the St James Ethics Centre, working in partnership with Fairfax and Ernst & Young.

The results of the CRI appeared in *The Age* and *The Sydney Morning Herald* on Saturday 28 of August 2004 and Foster's received an overall score of 65%. A particular area of strength for the group was environmental management, product safety and workplace management.

Foster's regards the CRI as a valuable business management tool that helps companies with their corporate social responsibility strategy and implementation process. We intend to use feedback from the 2003 CRI Index to guide our future corporate social responsibility initiatives, particularly in the development of a Community Strategy. This will ensure that our community support initiatives are part of an integrated community involvement strategy that is effective and well communicated to our key stakeholders and employees.

ASX Corporate Governance recommendations

Good corporate governance and transparent reporting is a major priority for Foster's and we continue to focus on best practice and apply the highest of standards in this regard. Foster's has proactively considered and adopted the recent ASX Principles of Good Corporate Governance and Best Practice Recommendations first published in March 2003. Foster's existing corporate governance structures and processes were already substantially in compliance with the ASX principles, our commitment to which is outlined in the Corporate Governance section of this report, see pages 28 – 42.

In accordance with the ASX Principles, Foster's has established a Corporate Governance section on its website. Go to www.fostersgroup.com.


Enjoy Responsibly

Health Safety and Environment

It's about respecting and protecting our employees and our environment

At Foster's, we believe that respecting our environment and protecting our employees is critical to the wellbeing of both our community and our company. Our Health Safety and Environment (HSE) Policy reflects this belief with a stated target of zero harm to the environment and zero injury to employees.

To help us achieve this target, Foster's has a program of continuous improvement in place and a Health Safety and Environment Management System (HSEMS), to guide Foster's people in the management and control of the group's Occupational Health and Safety and Environmental risks. It is also our intention, as expressed in our Code of Ethics, to at all times observe both the spirit and the letter of the law. In addition, we also identify and adopt best practice to assist in achieving our environmental and Occupational Health and Safety targets. The HSEMS is an action-orientated document which arms Foster's people with the tools and direction to help deliver on the spirit and letter of the HSE Policy.

In 2003/2004, we achieved our target of involving all operational global business sites in HSE audits. The vast majority of these were included in the HSEMS audit and improvement cycle, a continuous improvement platform upon which to build the systematic approach to HSE management required to achieve our zero harm objective. The remainder of operational businesses participated in 'baseline' audits, which are conducted by external consultants to ensure the minimum level of legal compliance and are the basis for introduction into the Foster's HSEMS. In keeping with our efforts to observe and strive for best practice, the aim within the next 12 months is for all operational global businesses to be included in the Foster's HSEMS audit and improvement cycle.

Occupational Health and Safety

The Occupational Health and Safety (OHS) element of the HSEMS is based on the principles of risk identification and control. The system seeks to capture best practice experiences from both within the group and from external sources and integrate them into Corporate Standards to create a safe workplace for Foster's employees. The hour-by-hour risks vary from site to site, and the Corporate Standards are tailored into specific practices to suit each site.

Each operational Foster's business site has an HSE annual improvement target to close the gap between a site's current level of compliance with best practice (and therefore 100% compliance) by 30% per annum. During 2004, 81% of audited sites achieved this annual improvement target and all sites significantly improved their level of compliance in comparison to the previous year.

Major construction and removal projects were also undertaken during the year at the Yatala and Kent breweries with zero injuries to employees and only three minor recorded injuries amongst the large numbers of contractors working at the sites.

Figure 1
Foster's Global OHS Performance Trend



Incidents per million hours worked
30
25
20
15
10
5
0
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03
Apr 03
May 03
Jun 03
Jul 03
Aug 03
Sep 03
Oct 03
Nov 03
Dec 03
Jan 04
Feb 04
Mar 04
Apr 04
May 04
Jun 04
Recordable Case Injury Frequency Rates
Lost Time Injury Frequency Rates

The trend graph of Recordable Case and Lost Time Injuries over the past two years is shown in Figure 1 above. The trend lines show ongoing improvement, but we acknowledge there is still some way to go before we reach best practice and our zero injury target. Foster's continuously reviews OHS performance and is developing strategies to enable us to come closer to achieving our goal.

Environment

In striving for best practice approaches to environmental management, and avoiding harm to the environment, Foster's businesses undertake a range of proactive activities above and beyond compliance requirements to address the group's major environmental impacts.

The highest ranked environmental impacts for a beverage business are:

- Water consumption;
- Energy consumption (and therefore Greenhouse gas emissions); and
- Post-consumer packaging wastes.

Many environmental risks are already managed through existing regulatory requirements and Foster's has a compliance program that assures compliance with applicable regulations by all operating businesses. However, our highest ranked environmental impacts are not highly regulated and we address these via a range of proactive programs, several of which are partnerships with governments.

CUB has been a participant in the Australian Greenhouse Challenge Program since the program's inception. As a result, the company has made significant advances in reducing both its energy consumption (and related CO_2 emissions) and water usage. CUB's CO_2 emission and water usage reduction trends are shown in Figure 2 and Figure 3 below. The total and specific CO_2 emissions continue to fall as energy saving initiatives are implemented. In the past year the specific water consumption rose slightly, but water conservation remains a major focus and a significant reduction in overall water use is expected in 2004/2005.

In 2004, the redevelopment of the Yatala Brewery in Queensland provided further opportunities for CUB to approach best practice on energy use and water consumption. A new brewhouse with vapour condensation and heat recovery will result in a significant reduction in total site energy use, as will an expanded anaerobic effluent treatment plant that converts organic material in the plant wastewater into methane gas for burning in the boilers to produce steam. Work is also underway to install a new water treatment plant to treat water to a quality that can be reused on site. This reusable water will replace the intake of municipal water for most of the brewery's water usage purposes, except that of actually making beer. Once the new water recycling facility is operational in 2005, we anticipate that Yatala will be amongst the most water efficient breweries in the world.

Figure 2
CUB Greenhouse Gas Emissions


199,934
O 20.0
180,802
O 19.6
184,857
O 19.4
179,364
O 19.1
O 18.24
Net Emissions
(Tonnes CO_2 equivalent)
Emissions Index
(kg CO_2/100L beer produced)
00
01
02
03
04

Note: Total CO_2 emissions data for past years has been adjusted slightly to align with 03/04 reporting

Figure 3
CUB Water Management
(hLitres of Water Used per hLitres Beer Produced)


4.119
4.321
4.039
3.850
00
01
02
03
04

Foster's recognises that in order to report improvements in environmental performance, it is necessary to have the ability to generate robust consolidated data from across the group's businesses. Foster's is currently working through the process of upgrading its environmental systems so that such consolidated information can also be produced for operations in North America, Asia and Europe.

During the year, Foster's was an active participant in a number of environmentally related organisations and causes, including: National Packaging Covenant (Aust); National Pollutant Inventory (Aust); Beverage Industry Environment Council (Aust); Buy Recycled Business Alliance (Aust); Greenhouse Challenge (Aust); Californian Association of Winegrape Growers and Wine Institute's 'Code of Sustainable Winegrowing'; Wine Industry National Environment Committee; and the South Australian Wine and Brandy Association Environment Committee. In addition, our Sonoma County Wineries in California have been certified as 'Green Businesses' by the County and Bay Area governments.

For more information, go to the Foster's website at www.fostersgroup.com.



Corporate Governance

In March 2003 the Australian Stock Exchange (ASX) Corporate Governance Council published its 'Principles of Good Corporate Governance and Best Practice Recommendations' (ASX guidelines). Foster's supports the spirit of all principles and remains committed to delivering best practice in corporate governance and transparency in reporting. The Board continually reviews and looks closely at these matters.

The Foster's Corporate Governance Statement has been presented in a format consistent with the ASX guidelines. This presentation format provides a clear indication of the extent of Foster's compliance with these guidelines. Foster's has had in place for some time, corporate governance structures and processes that were already substantially in compliance with the ASX guidelines. During 2004 further work was undertaken in certain areas to refine compliance and improve the quality and transparency of disclosure.

In addition to information presented in this Corporate Governance Statement, the charters, codes and policies in respect of Foster's corporate governance practices are available on the corporate governance section of the Foster's website – www.fostersgroup.com.

Principle 1:
Lay solid foundations for management and oversight

Board of Directors

The Board of Directors of Foster's has the primary responsibility for guiding and monitoring the business and affairs of the Group, including compliance with the Group's corporate governance objectives, policies and procedures, on behalf of shareholders. The Board has delegated responsibility for the operation and administration of the Group to the President and Chief Executive Officer, who is accountable to the Board for the performance of those duties.

The Constitution of Foster's specifies that:

- The number of Directors may not be less than the number required by the Corporations Act 2001, (which is currently three), nor more than 15 (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is seven;
- At each Annual General Meeting one third of Directors (other than the President and Chief Executive Officer and Directors who have been appointed to fill casual vacancies since the previous Annual General Meeting) are required to retire and may stand for re-election; and
- Directors who have filled casual vacancies are required to be elected at the first General Meeting following their appointment by the Board.

The duties and responsibilities of the Board and the functions reserved to the Board are formalised in the Board Charter. Those duties and responsibilities include:

- Evaluating, approving and monitoring the strategic and financial plans for the Group;
- Evaluating, approving and monitoring major capital expenditure, capital management and all major corporate transactions;
- Appointing and the continued monitoring and evaluation of the performance of the President and Chief Executive Officer;
- Overseeing and ratifying the terms of employment of Senior Management;
- Approving and monitoring the Group's risk management strategy, internal controls and reporting systems; and
- Communication with shareholders.

Principle 2:
Structure the Board to add value

The composition and structure of the Board and its Board Committees are regularly reviewed as to the appropriate mix of skills and experience for the business.



F J Swan



T L O'Hoy



M L Cattermole



D A Crawford



B Healey



G W McGregor



M G Ould

Directors

The members of the Board of Directors as at the date of this report are set out below, together with details of their qualifications, experience, other responsibilities and holdings of securities in the Company.

F J Swan B.Sc., FAICD, FID (UK)

Member of the Board since August 1996 and Chairman since October 1999.

Mr Swan is a Director of the Commonwealth Bank of Australia Limited and National Foods Limited. Mr Swan is also a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

Foster's securities held: 82,421[1]

M L Cattermole AM, B.Sc., FACS

Member of the Board since October 1999.

Mrs Cattermole is a founder and former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. Mrs Cattermole is a Director of Lansa Pty Limited, Lansa Holdings Inc., The Melbourne Theatre Company and the Victorian Major Events Corporation. Mrs Cattermole has also had a number of significant appointments to government, hospital and research boards and committees.

Foster's securities held: 117,363[1]

D A Crawford B.Com., LLB, FCA, FCPA

Member of the Board since August 2001.

Mr Crawford is Chairman of Lend Lease Corporation Limited, a Director of BHP Billiton Limited, National Foods Limited and Westpac Banking Corporation. Mr Crawford is Chairman of the Australian Ballet and Treasurer of the Melbourne Cricket Club. Mr Crawford is also on the Advisory Board of Allens Arthur Robinson and is a former partner and National Chairman of KPMG.

Foster's securities held: 12,350[1]

B Healey

Member of the Board since December 1993.

Mr Healey is Chairman of Centro Properties Limited, Deputy Chairman of Incitec Pivot Limited and a Director of the Foster's Sports Foundation. Until recently Mr Healey was a Director of Orica Limited.

Foster's securities held: 43,937[1]

G W McGregor AO, B.Ec., FCPA, FAICD

Member of the Board since April 1999.

Mr McGregor is a Director of Santos Limited, Goldman Sachs JBWere Managed Funds Limited, Community Foundation Network Limited, Nufarm Limited and WMC Resources Limited. Mr McGregor is a member of the Financial Reporting Council and was previously a Director of Foster's from 1992–1996.

Foster's securities held: 22,746[1]

M G Ould B.Ec.

Member of the Board since February 2004.

Mr Ould is the former Managing Director and Chief Executive Officer of National Foods Limited and is also the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of The Australian Gas Light Company and Pacific Brands Limited.

Foster's securities held: 26,780[1]

T L O'Hoy B.Ec.

Member of the Board, President and Chief Executive Officer since April 2004.

Mr O'Hoy is a Director of a number of subsidiaries of Foster's Group Limited and is the only Executive Director on the Board of the Company. Mr O'Hoy has 28 years experience with Foster's Group and was previously Managing Director of Carlton & United Beverages (formerly Carlton & United Breweries).

Foster's securities held: 28,241[1], 112,680[2]

Company Secretary

P A Bobeff LLB, RFD

Mr Bobeff has 12 years experience as company secretary of Foster's Group Limited. Mr Bobeff is a Director of a number of subsidiaries of Foster's Group Limited. He is accountable to the Board through the Chairman on all governance matters.

[1] Fully paid ordinary shares.

[2] Fully paid ordinary shares held in trust by LTIP Incentive Pty Ltd.

Directors' independence

The Board Charter states that Foster's will regard a non-Executive Director as independent if he or she is independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgement.

A non-Executive Director will be considered to be independent if he or she:

- Is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with a substantial shareholder of the Company;
- Within the last three years has not been employed in an executive capacity by the Group;
- Within the last three years has not been:
  - a principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is not a material supplier or customer of the Group, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- Has no material contractual relationship with the Group other than as a Director of the Company;
- Has not served on the Board for a period which, the Board has determined would, or could, reasonably be perceived to materially interfere with the Director's ability to act in the best interests of the Company; and
- Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company; or
- Is otherwise determined by the Board to be independent.

The Board has determined materiality thresholds for assessing the independence of directors. Under those thresholds, a person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares, an adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues, a supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues and a customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues or the Company accounts for more than five per cent of the customer's costs. Whether or not a material contractual relationship exists will be determined, on a case by case basis, consistent with these thresholds.

The Board Charter provides that the Board will comprise a majority of independent non-Executive Directors. The Board has determined that other than Mr O'Hoy, all Directors are independent.

The Board Charter also requires an independent non-Executive Director hold the position of Chairman of the Board. Accordingly the position of Chairman and the President and Chief Executive Officer are held by different persons.

Foster's has a Directorship Policy regarding directorships in other public companies. Under this policy, Foster's Directors must notify and seek the consent of the Chairman of the Board before accepting an appointment of a directorship in another public company outside the Group.

Board Committees

The Board carries out a number of its duties and responsibilities through the use of specific Board Committees. These Board Committees are:

- Audit and Risk Committee;
- Succession Committee;
- Human Resources Committee;
- Compliance Committee; and
- Treasury Committee.

The Board Committees are governed by charters that have been approved and will be regularly reviewed by the Board. These Board Committees are described in further detail below.

All Directors of Foster's receive copies of all Board Committee papers and may attend meetings of all Board Committees whether or not they are members.

Independent Advice

Individual Directors and Board Committees are able to seek advice from independent external advisers in relation to any Board matter, at the expense of the Company with the consent, in the case of individual Directors, of the Chairman, and in the case of a Board Committee, of the Committee Chairman. The Chairman or Committee Chairman, as applicable, may determine that any external advice received by an individual Director or Board Committee be circulated to the other Directors of the Board.

The membership of the Board and Board Committees of the seven current Directors is summarised below:

Director	Board		Board Committees				
			Audit and Risk	Human Resources	Compliance	Succession	Treasury
M L Cattermole	Non-executive, independent			Member	Member		
D A Crawford	Non-executive, independent		Member				Chairman
B Healey	Non-executive, independent		Member		Chairman	Member	
G W McGregor	Non-executive, independent		Chairman				Member
M G Ould	Non-executive, independent			Member	Member		
T L O'Hoy	Executive	President and Chief Executive Officer				Member	Member
F J Swan	Non-executive, independent	Chairman		Chairman		Chairman	

The number of Directors' meetings and Board Committee meetings held in the period each Director held office during the financial year and the number of meetings attended by each Director are:

Director	Board		Board Committees									
			Audit and Risk		Human Resources		Compliance		Succession		Treasury	
	A	B	A	B	A	B	A	B	A	B	A	B
M L Cattermole	22	22			4	4	4	4				
D A Crawford	22	22	5	5							6	6
B Healey	22	22	5	5	3	3	3	4	4	4		
E T Kunkel *	17	17							3	3	5	5
G W McGregor	22	22	5	5			2	2			6	6
M G Ould	9	9			1	1	2	2				
T L O'Hoy	5	5							1	1	1	1
F J Swan	22	22			4	4			4	4		

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.

Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.

* Mr E T Kunkel retired as President and Chief Executive Officer on 5 April 2004 and at that date resigned as a Director.

Principle 3:
Promote ethical and responsible decision-making

Code of Ethics and Code of Conduct

Foster's has a Code of Ethics that requires all Group personnel, including Directors, officers, employees, consultants and contractors to observe the spirit and letter of relevant laws and exercise high standards of ethical conduct in all of the Group's activities, including its dealings with shareholders, creditors, customers, consumers, suppliers, employees, the general community and the environment in which it operates.

Foster's also has a Code of Conduct that establishes common values and sets guidelines for ethical behaviour by all the Group's personnel in relation to areas including compliance, business dealings, intellectual property, confidentiality and privacy, inside information and securities trading, working environment, conflicts of interest, transactions with the Group, disclosure and reporting wrongdoing. The Code of Conduct is described in further detail under Principle 10.

The Code of Ethics and Code of Conduct are supported by Group policies.

Foster's has policies in relation to Conflicts of Interest and Related Party Transactions as described further under Principle 10.

Under the Directorship Policy, Senior Management are permitted to hold one non-Executive Directorship of an external public company, depending on the particular circumstances, but only on the recommendation of the President and Chief Executive Officer for approval by the Board. Such a public company must not be a competitor, supplier or customer of the Group nor can the Directorship create an actual or potential conflict of interest with the Group's business activities.

Securities Trading Policy
Foster's has in place a formal policy that reinforces to all Directors, officers and employees of Foster's the prohibition of insider trading and prescribes certain requirements for dealing in Foster's securities. Under the policy:

- Directors must obtain the prior approval of the Chairman of the Board and other Group personnel must obtain the prior approval of the person to whom they report before buying or selling securities in Foster's, except where such purchases or sales are made within one month following the announcement of the Group's half-yearly or annual results or holding of the Annual General Meeting;
- Directors are required to notify the Company Secretary or Assistant Company Secretary of purchases and sales within two business days of the dealing in order to enable Foster's to notify the Australian Stock Exchange within five business days of the dealing; and
- Senior Management are required to notify the Company Secretary or Assistant Company Secretary of purchases and sales of Company securities within 14 days of the dealing.

Reporting wrongdoing and Foster's Compliance Reporting Guide (ie Whistleblower Policy)
The Code of Conduct provides that all Group personnel are responsible for promptly raising any concerns about any serious misconduct or unethical behaviour within the Group. If a report of serious misconduct or unethical behaviour to an immediate supervisor does not result in a satisfactory outcome or it is not appropriate to make a report to an immediate supervisor, a report should be made under the Compliance Reporting Guide (ie Whistleblower Policy). The Compliance Reporting Guide provides that all reports will be thoroughly investigated and that any person who makes such a report will not be disadvantaged in their employment with the Group for making a report.

Corporate Responsibility
At Foster's we understand that behaving as a responsible corporate citizen by doing business ethically goes hand-in-hand with being accepted by the communities in which we operate.

Further information on Foster's responsible approach to business and corporate responsibility initiatives are outlined on pages 24 – 25 of this Concise Report.

Principle 4:
Safeguard integrity in financial reporting

President and Chief Executive Officer and Chief Financial Officer Sign-off
The President and Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and that operational results are in accordance with the relevant accounting standards.

Audit and Risk Committee
The Audit and Risk Committee assists the Board in fulfilling its corporate governance and oversight responsibilities relating to financial accounting practices, risk management, internal control systems, external reporting and the internal and external audit function.

The primary duties and responsibilities of the Audit and Risk Committee are set out in its Charter and include:

- Recommending to the Board the nomination (and where appropriate replacement) of the external auditors, for shareholder approval;
- Reviewing and approving the external audit plan and fee and reasons for subsequent variations;
- Reviewing and approving the internal audit plan and fee and reasons for subsequent variations;
- Ensuring that no management restrictions are placed upon either the internal or external auditors;
- Reviewing reports provided to the Audit and Risk Committee by the internal and external auditors;
- Evaluating the adequacy and effectiveness of the Group's administrative, operating and accounting policies and controls through active communication with operating management, internal audit and the external auditors; and
- Reviewing public financial and regulatory reports prior to their release.

The Audit and Risk Committee also evaluates the quality of the risk management systems established and assesses their continued and effective operation.

The Audit and Risk Committee Charter identifies those services that the external auditor may not supply and those that require specific Audit and Risk Committee approval. These services have been revised and changes implemented in line with contemporary best practice. For further details regarding the Audit and Risk Committee's evaluation of the independence of the external auditor, PricewaterhouseCoopers, see section 11 of the Directors' Report.

The Audit and Risk Committee Charter also provides that the Group will not invite any past or present lead audit partner of the firm currently engaged as Foster's external auditor to fill a vacancy on the Board.

The lead audit partner will be required to rotate off the audit after their involvement for a maximum of five years and there will be a period of at least five years before that partner can again be involved in Foster's audit. The external auditor will be requested to attend the Annual General Meeting and be available to answer shareholder questions.

The internal audit function is provided by a firm other than the external audit firm.

These decisions reflect the current behaviours expected of the world's leading corporations and are consistent with the ethical values and integrity of Foster's.

The Chairman of the Audit and Risk Committee is required to call a meeting of the Audit and Risk Committee when requested to do so by an Audit and Risk Committee member, the President and Chief Executive Officer, the Chief Financial Officer or Foster's internal or external auditors. The Audit and Risk Committee has unlimited access to both internal and external auditors, to Senior Management and other employees of Foster's.

The Audit and Risk Committee consists entirely of independent, non-Executive Directors. At least two of the members of the Audit and Risk Committee have comprehensive financial experience.

The Audit and Risk Committee meets as required and at least four times each year.

The current members of the Audit and Risk Committee are G W McGregor (Chairman), D A Crawford and B Healey.

Treasury Committee

The Treasury Committee has the following duties and responsibilities relevant to its role including:

- Recommending to the Board the establishment of, and amendments to, the Financial Risk Management Policy ('FRM Policy');
- Recommending to the Board the funding strategy and borrowing limits as detailed in the Treasury Strategy Paper;
- Developing a strategic view on treasury risk management and approving risk management strategies and capital management strategies recommended by the Vice President Group Treasury within the constraints of the FRM Policy;
- Approving specific financial arrangements as recommended by the Chief Financial Officer within the constraints of the Group Borrowing Limits or to make recommendations to the Board for its approval of specific financial arrangements;
- Approving new types of financial instruments and techniques for managing financial exposures of the Group for subsequent ratification by the Board;
- Approving amendments to the list of authorised counterparties and allocated limits within the FRM Policy;
- Approving temporary increases in allocated limits specified in the FRM Policy with subsequent ratification by the Board;
- Undertaking a regular review of:
  - exposures to ensure that exposure and hedging limits are being observed;
  - funding activities to ensure that the Group's Borrowing Limits and any other specifically approved financial arrangement terms are being observed;
  - performance in financial risk management;
  - any issues that are considered relevant to prudent treasury risk management; and
- Regularly reporting to the Board on funding activities and financial risk management and performance, including details of any breaches of the FRM Policy.

The majority of the Treasury Committee consists of independent, non-Executive Directors. One of the members is also required under the Treasury Committee Charter to be a member of the Audit and Risk Committee.

The Treasury Committee meets as required and at least four times per year.

The current members of the Treasury Committee are D A Crawford (Chairman), G W McGregor and T L O'Hoy.

Principle 5:
Make timely and balanced disclosure

Disclosure

As a priority, Foster's observes its disclosure obligations under the ASX Listing Rules and the Corporations Act, and Foster's has in place well developed procedures for dealing with compliance.

Foster's has a Disclosure Policy and Procedures that sets out the standards, protocols, and requirements expected of all Directors, Senior Management, officers and employees relating to the Company's compliance with the ASX Listing Rules and Corporations Act provisions on disclosure. Among other things, the Disclosure Policy and Procedures provides:

- The Company will comply with ASX Listing Rule 3.1 requiring continuous disclosure and, subject to permitted exceptions, will immediately disclose all material (price sensitive) information to the market. As a general rule, following the ASX announcement, the information will be released to the broader investment community and media as well as being posted on the Foster's website.
- If ASX considers there is or is likely to be, a false market in the Company's securities, and asks the Company to disclose information to correct or prevent a false market, the Company will give the ASX the information needed to correct or prevent the false market. The Company may also provide such information of its own initiative.
- The Company will comply with ASX Listing Rules requiring specific disclosures and periodic disclosures at the appropriate times.
- Within Foster's, Group Corporate Affairs is responsible for liaising with the media and preparing ASX announcements and news releases. Group Investor Relations is responsible for dealing with investor and analyst communications. The Assistant Company Secretary has been appointed the person responsible for communication with the ASX in relation to ASX Listing Rule matters.
- The Chairman, President and Chief Executive Officer, Chief Financial Officer and Company Secretary (or their authorised spokespersons) are the only persons in the Company authorised to comment publicly on the financial affairs of the Company.
- ASX announcements will not be communicated to investors, analysts, the media, employees or the public until the ASX confirms release to the market.
- The Company adopts a six week closed period prior to the half and full year financial results, during which the Company will not allow meetings between investors, analysts and Senior Management or other media briefings other than in exceptional circumstances and under strict conditions. Where appropriate, and provided that the limitations on any discussion of financial or operational performance is made explicit, permission may be granted for an investor meeting or media briefing to discuss the Group's broad strategy.
- Group personnel are required to keep Company information confidential.

Foster's website contains recent ASX announcements, Annual Reports and financial report announcements, speeches and support material given at investor conferences, briefings and presentations, transcripts and electronic presentations to the media and investment market and Company profile and contact details.

Principle 6:
Respect the rights of shareholders

Shareholder Communication

Foster's continues to be conscious of the importance of maintaining effective communications with shareholders and has in place a Shareholder Communication Policy which encourages and promotes effective communication with shareholders and effective participation at General Meetings. Foster's, on an ongoing basis, examines how best to take advantage of technology to enhance shareholder communications, and how to use General Meetings to enhance two-way communication. Foster's maintains an up-to-date website to complement the official release of information to the market.

The external auditor attends the Annual General Meeting.

Principle 7:
Recognise and manage risk

Risk Oversight and Management Policy

Foster's has a Risk Oversight and Management Policy that includes:

- Clear roles and respective accountabilities regarding the oversight and management of risk for Board members, management and auditors;
- The mechanisms by which the Group and each business unit identifies risk, having regard to the likelihood and consequences of the risks identified, and determines what is an appropriate risk profile;
- Reporting requirements for risk assessments, actions and their escalation to appropriate levels within the Group;
- The system of internal compliance and control; and
- Assessment of the effectiveness of the internal compliance and control system.

Risk Management Processes

The Board has established processes by which it oversees and manages risk. These processes are under ongoing review, and include:

- An enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business. The system is based on the Australian/New Zealand Risk Management Standard.
- A compliance program whereby executives of the Group are required to bring certain matters to the attention of Directors on a quarterly basis or sooner where appropriate. The objective of the compliance program is to ensure that the Group complies with its legal and regulatory obligations. The program requires executives, line managers and employees to be aware of the laws that apply to their areas of responsibility and follow Group-wide reporting procedures. The program covers a number of regulatory areas including Accounting Standards, Anti-discrimination and Sexual Harassment, Corporations Act, Employee and Industrial Relations, Environment, Intellectual Property, Liquor Law, Occupational Health and Safety, Privacy, Product Liability, Professional Indemnity and Directors' and Officers' Liability Insurance, Stock Exchange, Superannuation, Taxation, Trade Practices and Treasury. The Group takes its regulatory obligations seriously and looks for initiatives to improve its standard of compliance on an ongoing basis.
- A Reportable Issues System to identify and report all potentially serious issues, including breaches of the law, which may affect the Group's operations, brands or corporate reputation. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response.
- Regular reports by management, both oral and written, to Directors, in addition to the compliance reporting program, covering the financial standing, operating results and business risks of the Group. This is supplemented with an annual certification by the President and Chief Executive Officer and the Chief Financial Officer, confirming that the financial report represents a true and fair view, in all material respects, of the Company's condition and operational results.
- A clearly defined organisation structure with approved authority limits.
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be acted upon.
- Procedures relating to capital expenditure, asset and liability management.
- Policies to manage the financial risks including hedging foreign exchange exposures.

Compliance Committee

The Compliance Committee has the following duties and responsibilities:

- Monitoring, reviewing and assessing the Group's compliance with applicable laws and regulations;
- Regularly reporting to the Board its assessment of the Group's compliance with applicable laws and regulations;
- Monitoring, reviewing and assessing the effectiveness of the Group's compliance program and timeliness of compliance reporting on an ongoing basis;
- Making recommendations to the Board about improvements to the Group's compliance program, including reporting lines, where appropriate;
- Ensuring that where compliance breaches are identified appropriate and timely reporting of those breaches has occurred and appropriate rectification strategies have been implemented on a timely basis;
- Obtaining assurance that appropriate controls have been developed for major areas of regulatory change;
- Reviewing and where appropriate making recommendations in relation to policies developed in respect of significant compliance issues;
- Ensuring that the Group's compliance activities are appropriately resourced; and
- Participating in open communication with the Compliance Working Group, management and advisers to review and discuss relevant issues, exchange information and confirm respective duties and responsibilities as appropriate.

The Compliance Committee consists entirely of independent non-Executive Directors. Unless otherwise directed by the Board, the Company Secretary, the most senior legal executive of the Company and members of the Compliance Working Group will attend each Compliance Committee meeting.

The Compliance Committee meets as required and at least four times per year.

The current members of the Compliance Committee are B Healey (Chairman), M L Cattermole and M G Ould.

Foster's Compliance Working Group

In addition, Foster's Compliance Working Group, which consists of representatives of management, is responsible for implementing the Board policy for compliance.

Internal audit and Audit and Risk Committee
Internal audit monitors the internal control framework group-wide. The Audit and Risk Committee approves the annual internal audit plan, reviews reports and agreed action, and ensures that planned audit activities are aligned to business risks.

The President and Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that:

- Their view provided on the Company's financial report is founded on a sound system of risk management and internal compliance and control which implements the financial policies adopted by the Board; and
- That the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Principle 8:
Encourage enhanced performance
Succession Committee
The role of the Succession Committee is to support and advise the Board in relation to the processes for selection, appointment, induction and capability development of non-Executive Directors appointed to the Board and the processes for selection and appointment of the President and Chief Executive Officer.

The Succession Committee has established processes for the review of the performance of individual non-Executive Directors, the Board as a whole and the President and Chief Executive Officer and to formalise the skill and competency enhancement and information reporting processes affecting the Board and its members.

During the financial year a review was undertaken in conjunction with external consultant Korn/Ferry to assess the performance of the Board and individual non-Executive Directors.

The review of individual performance comprised a self evaluation, a peer evaluation and an evaluation of non-Executive Directors by the senior executive team. Performance was assessed against a wide range of criteria, including key areas of knowledge and understanding, and contribution to the Board.

The review of Board structure, function and processes was assessed against a number of criteria, including key functions of the Board, measuring and improving performance, succession planning, non-Executive Director recruitment and development, together with a comparison with other Boards on which a non-Executive Director serves.

Key issues arising from these evaluations were then reviewed in one-on-one interviews with each of the non-Executive Directors.

The performance of the Board is enhanced by providing non-Executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external advisers in a range of fields.

The evaluation of performance of Senior Executives is further discussed under Principle 9.

The Succession Committee comprises at least three members, the majority of whom are independent non-Executive Directors including the Chairman of the Board (under the Succession Committee Charter, the Chairman of the Board will be the Chairman of the Succession Committee). The Succession Committee meets as frequently as required, but not less than twice a year.

The current members of the Succession Committee are F J Swan (Chairman), B Healey and T L O'Hoy.

Remuneration Report

Principle 9:
Remunerate fairly and responsibly
Human Resources Committee
The role of the Human Resources Committee as set out in its Charter, includes reviewing and, where appropriate, recommending and approving salaries, bonuses, executive remuneration, executive succession planning, incentive schemes, superannuation and other group issues, plans, policies and current philosophies related to the management of human resources.

The Human Resources Committee consists entirely of independent, non-Executive Directors.

The Human Resources Committee meets as required and at least four times per year.

The current members of the Human Resources Committee are F J Swan (Chairman), M L Cattermole and M G Ould.

Remuneration of non-Executive Directors
The fees payable to non-Executive Directors are determined by the Board within the aggregate amount periodically reviewed by external consultants and approved by shareholders. Shareholder approval was last given at the Annual General Meeting held on 23 October 1995 for the maximum aggregate remuneration of $900,000 per year.

The Notice of Meeting for the 2004 Annual General Meeting provides information on proposed changes to non-Executive Director fees for approval by shareholders.

The fees payable to non-Executive Directors are determined by the Board within the aggregate amount approved by shareholders. The focus of the Board is on the long-term strategic direction and overall performance of the Company. As a consequence, non-Executive Director remuneration is not directly related to the short-term results of the Group. In setting the fees for non-Executive Directors, other large comparative companies are used as a benchmark for examination of the company's long-term performance.

The non-Executive Directors have agreed to apply 20% of their base fee to purchase shares in the Company. The shares are purchased on market in the month following the announcement of the Company's half-yearly and annual results.

Shareholder approval was given at the Annual General Meeting held on 14 November 1988 for the remuneration of non-Executive Directors to include a retirement agreement providing for one lump sum payment equal to one tenth of their total emoluments for the three years preceding retirement for every year of completed service as a Director up to a maximum of sixteen and two third years of service. It is recognised that this does not comply with aspects of Recommendation 9.3 of the ASX guidelines which provides that non-Executive Directors should not be provided with retirement benefits other than statutory superannuation.

No new non-Executive Directors appointed after July 2003 are eligible to receive these benefits.

The Board proposes that the non-Executive Directors retirement benefits policy will cease, effective 1 January 2005. The Notice of Meeting for the 2004 Annual General Meeting will include a proposed resolution in respect of an increase in the total amount of non-Executive Directors' fees to address the consequences of the cessation of the retirement benefits policy and in order to ensure the level of non-Executive Director remuneration is in keeping with other comparable listed corporations.

Board fees are not paid to Executive Directors since the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

Remuneration of Senior Executives

Remuneration Policy

The Company's remuneration policy is to ensure that remuneration levels properly reflect the duties and responsibilities of Senior Management and other key executives and are suitable to attract and retain the best available executive talent.

Remuneration packages are intended to ensure that a significant proportion of the reward to individuals is aligned with business performance and the returns generated for shareholders.

Remuneration policy and practice is benchmarked to appropriate market comparisons, utilising information and advice from external consultants. This includes ensuring that the Company is in full compliance with all reporting and governance standards, and that its policies and practices endeavour to meet the best interests of all stakeholders.

The Board considers it important that Senior Management and other key executives have ongoing share ownership in the Company. The Long Term Incentive Plan (LTIP) is a reflection of this view. In the normal course, the Directors expect that over a period of about five years, Senior Management and other key executives should aim to acquire shares to the value of one times, and in the case of the President and Chief Executive Officer 1.5 times their prevailing remuneration.

Severance payments due to Senior Management and other key executives on termination are limited to pre-existing contractual arrangements. These details are disclosed later in this report.

Structure of remuneration and relationship between remuneration policy and Company performance

Remuneration packages are structured in such a way that a significant part of a Senior Management and other key executives reward depends upon the achievement of business objectives and the profitability of the Company. On average, 55% of the total target remuneration for Senior Management and other key executives is dependent upon the achievement of these objectives. All Senior Management and other key executives have personal performance objectives that include the achievement of operating result targets.

The composition of Senior Management and other key executives' remuneration is made up as follows:

- Base, or Fixed Remuneration – determined by the scope of the role, level of knowledge, skill and experience required of the individual, together with individual performance, as assessed by the Company's Individual Performance Management program. This program assesses employee performance against a number of agreed key performance objectives and against six individual behaviours, intended to reflect the needs of the Company's mission, vision and values. Market data is used from appropriate external sources to review levels of fixed remuneration.
- Short Term Incentive Plan (STIP) – typically comprises a target payout of fixed remuneration based on the achievement of key performance and operating result objectives. Business financial performance is a key determinant of STIP and is based on earnings growth and return on capital objectives, using an economic profit measure. This measure was adopted as it reflected the Company's aims to improve earnings growth and to maximise its return on the capital employed. It is calculated using EBITAS less a capital charge. EBITAS is Earnings Before Interest and Tax, Significant items and SGARA (accounting requirement for Self Generating and Regenerating Assets). The capital charge is based on the average cost of capital employed.

  All senior executives have at least 40% of their target incentive tied to overall Foster's Group financial performance with the balance based on their own area of operational responsibility. This financial performance is measured as growth in the Company's economic profit over the prior financial year and the growth in normalised earnings per share.

  The Board relies on audited annual results to declare all short-term incentive plan payments.

  The target level of individual STIP amounts is based on independent external market data, and set so as to ensure the Company's remuneration policy objectives are achieved.
- Long Term Incentive Plan (LTIP) – reward for the achievement of long-term shareholder return is provided via the LTIP, which was last approved by shareholders in 2003. Under the Plan, participants may be entitled to ordinary shares in the Company at nil cost if certain performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) compared with a peer group of companies over the three year period from offer on 1 September of each year. This peer group comprises relevant companies on the Australian Stock Exchange, as well as a number of international companies in the same industry sector.

The peer group for the September 2003 offer comprised the following companies:

Allied Domecq
Anheuser Busch
APN News & Media
Aristocrat
Austereo
AWB
Billabong
Brown Forman
Burns Philp
Coca Cola Amatil
Coles Myer
Constellation Brands
David Jones
Diageo
Fairfax (John) Holdings
Flight Centre
Foodland Associated
Futuris Corporation
Goodman Fielder (delisted)
Grupo Modelo
Harvey Norman Holdings
Heineken
Interbrew
Jupiters (delisted)
Kirin Breweries
Lion Nathan
McGuigan Simeon Wines
MetCash
Mondavi
National Foods
News Corporation
Pacifica Group
Publishing & Broadcasting
Qantas
Ridley Corporation
Rural Press
SABMiller
Scottish & Newcastle
Seven Network
Southcorp
Spotless
Tab Ltd
Tabcorp
Ten Network
Unitab
Village Roadshow
WA Newspapers
Wesfarmers
Woolworths

The peer group to be used for the next offer is available to shareholders on request.

If the Company's relative performance is below the median of the peer group, no shares are issued. If the Company's relative performance is at the median or above, the participants will be entitled to a number of shares, between a minimum and maximum, based on a set percentage of their fixed remuneration package (FR) at the date of the offer. The maximum performance level is set at the 85th percentile ranking of TSR relative to the peer group.

The set percentage of participants' FR is dependent on the category of their employment as follows:

	Entitlement at minimum performance standard (% of FR)	Entitlement at maximum performance standard (% of FR)
Senior Executive	60	120
Executive	40	80
Senior Management	20	40
Management	15	30

These levels are based on external, independent market data and are set to ensure that the Company's remuneration policy objectives are met.

The Company's TSR performance relative to the peer group of companies was chosen as the most effective way to measure and reward the extent to which shareholder returns are generated relative to the performance of those companies with which the Company competes for capital, customers and executive talent.

Regular reporting to LTIP participants on total shareholder returns and peer group performance is used to ensure there is attention given to the ongoing level of shareholder return.

The Board relies on data from external providers in reaching any decision for the distribution of shares under the LTIP. This data is subject to audit procedures.

There were 4,080 shares issued under LTIP offers during the year, issued to one non-Australian employee associated with the 1999 offer. The minimum performance conditions for the offer made in 2000 were not met at the end of the initial three-year performance period, to 31 August 2003. By virtue of the provisions of the trust deed approved by shareholders the Board exercised its discretion to extend the performance period by two years. Under this extension only the minimum number of shares for a participant's entitlement may be distributed, subject to the Company achieving at least a median rank on TSR relative to the peer group for three consecutive months.

Subsequent to 30 June 2004 the extended performance conditions for the offer made in 2000 were met, as the company achieved a better than median ranking relative to the peer group of companies for the months of May, June and July 2004. In terms of the conditions of the performance extension the minimum number of shares will vest to participants. The total number of shares to issue to the 73 participants in this offer is 1,210,400.

For the other outstanding offers the estimated number of shares under each offer is as follows:

LTIP Offer	Number of Current Participants	Number of Shares at Minimum	Number of Shares at Maximum
2001	151	2,052,800	4,105,600
2002	162	2,352,000	4,704,000
2003	182	2,891,100	5,782,200

For those participants whose remuneration is not denominated in Australian dollars the number of shares is calculated using an average daily exchange rate from the start of the performance period to 30 June 2004.

Valuation of the Long Term Incentive Plan Benefits

It is difficult to assess the economic benefits of the LTIP as the benefit only accrues to the executive if the performance criteria are satisfied and to the extent they are satisfied. In response to recent changes in international and Australian accounting standards the Company has reviewed its approach to the valuation of the LTIP offers. Based on the advice received it has been decided to adopt the 'Monte Carlo' simulation technique for the valuation of the LTIP. This methodology projects the value of the share price, based on the share price at offer, the expected risk free rate of interest for the performance period, the expected dividend yield per annum, and the volatility per annum of the share price returns. A simulation process is then executed 25,000 times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is then the value of the LTIP at the offer date, adjusted for the number of shares expected to vest.

This methodology is considered particularly relevant for the valuation of equity based reward plans with TSR performance hurdles, such as the Company's LTIP.

Shares offered under the LTIP offer made during the financial year have been valued at $4.11 per share at grant date. Shares subject to the performance extension of the offer made in 2000 have been valued at $4.49 per share, at the date of the extension. The market price of the Company's shares at that date was $4.43 per share.

The details of emoluments detailed in this report have valued the senior executives' participation in each outstanding LTIP offer, taking account of the number of shares attached to each offer, the valuation of each offer based on the TSR performance rankings of the peer group at 30 June 2004 and the valuation methodology outlined above.

Review of Remuneration and Performance

The remuneration levels of the President and Chief Executive Officer and other senior executives and managers are recommended by the Human Resources Committee and approved by the Board. This is done having regard to advice from independent consultants and after taking into consideration those levels that apply to similar positions in comparable companies, as well as the performance of the President and Chief Executive Officer and senior executives and managers.

Evaluation of the performance of Senior Management is conducted by the President and Chief Executive Officer in conjunction with the Human Resources Committee, and in relation to the President and Chief Executive Officer, by the Chairman and the Board. The performance assessment of Senior Management is completed using the Company's individual performance management program.

The general terms and conditions of all remuneration programs are reviewed annually so as to ensure that they continue to achieve the aims of the Company's remuneration policy.

Emolument details

Details of the nature and amount of each element of the emoluments of each Director of Foster's Group Limited and each of the five officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following tables:

Directors of Foster's Group Limited

2004	Primary			Post Employment		Equity	Other	
Name	Cash Salary and fees [1] $	STIP [5] $	Non-monetary benefits [6] $	Superannuation $	Retirement benefits [2] $	LTIP [7] $	Termination payment $	Total $
F J Swan	237,500	–	4,000	–	67,376	–	–	308,876
M L Cattermole	87,167	–	4,000	–	22,872	–	–	114,039
D A Crawford	91,667	–	4,000	–	40,168	–	–	135,835
B Healey	99,417	–	4,000	–	24,409	–	–	127,826
E T Kunkel[4]	1,519,767	–	24,384	11,002	–	972,045	3,412,864	5,940,062
G W McGregor	100,917	–	4,000	–	23,152	–	–	128,069
T L O'Hoy[3]	887,935	640,000	2,359	143,055	–	355,672	–	2,029,021
M G Ould	41,284	–	1,500	3,716	–	–	–	46,500
Total remuneration – Directors	3,065,654	640,000	48,243	157,773	177,977	1,327,717	3,412,864	8,830,228

1 Includes amounts for shares purchased in Foster's Group Limited through the application of 20% of non-Executive Directors' base fee. The non-Executive Directors' cash salary and fees described above also includes Committee fees.
2 Represents the imputed value for superannuation contributions based on the terms and conditions as set out in the relevant superannuation trust deed and Directors' retirement benefits agreement. The amount does not form part of the maximum Directors' fees as approved by shareholders at the Annual General Meeting held on 23 October 1995.
3 Executive Director and President and Chief Executive Officer from 5 April 2004. Mr O'Hoy's total remuneration for the period since this date is $599,000. Remuneration disclosed above is for the full financial year.
4 Executive Director and President and Chief Executive Officer until 5 April 2004. Remuneration disclosed above is for the full financial year.
5 Short Term Incentive Plan (STIP).
6 Non-monetary benefits include, where applicable, motor vehicle lease payments and running costs, allowances, other benefits and associated fringe benefits tax.
7 Represents the estimated value of Long Term Incentive Plan (LTIP) attributable to the current financial year.

Termination Payments – E T Kunkel

As announced on cessation of his full-time employment after 36 years with the Company, including 12 years as President and Chief Executive Officer, Mr Kunkel's termination payments included the following:

- Superannuation (not included above), long service and annual leave entitlements accrued, totalling $12,255,064;
- Payments and benefits in lieu of contractual benefits valued at $1,743,500, plus continued participation in the LTIP under entitlements which Mr Kunkel was granted in 2000, 2001, 2002 and 2003 (in the case of the 2003 offer any distributions of shares will be 66% of the entitlement provided the Company is above the median TSR performance ranking for the Group at 1 September 2005); and
- A 'non-compete' agreement, including the provision of consulting services to the Group until 31 August 2006, for $100,000 per annum.

Under his contract Mr Kunkel was entitled to a lump sum on cessation of his employment representing three times his annual remuneration. However by mutual agreement with the Board, Mr Kunkel is foregoing most of this cash payment in return for a considerably lower annual remuneration amount and continued participation in his performance-linked LTIP entitlements.

Subsequent to 30 June 2004 the 2000 offer of the LTIP satisfied the performance conditions of that offer and Mr Kunkel will receive 160,000 shares, being the minimum number of his entitlement under this offer.

Senior Executives of Foster's Group Limited and the Consolidated Entity

2004	Primary			Post Employment	Equity	Other	
Name	Cash Salary $	STIP[1] $	Non-monetary benefits[2] $	Superannuation $	LTIP[3] $	Termination payment[4] $	Total $
J Watkins	317,802	49,035	54,968	9,534	–	2,317,881	2,749,220
P A Bobeff	660,031	150,000	71,389	91,149	384,467	–	1,357,036
P F Scott	594,147	125,000	261,558	59,267	278,486	–	1,318,458
R W Scully	592,032	200,000	93,617	104,457	296,923	–	1,287,029
J F O'Grady	485,344	340,000	2,359	107,894	283,308	–	1,218,905
W T Klenz	742,686	–	24,327	60,816	362,193	–	1,190,022
Total remuneration – Senior executives	3,392,042	864,035	508,218	433,117	1,605,377	2,317,881	9,120,670

1 Short Term Incentive Plan (STIP).
2 Non-monetary benefits include, where applicable, motor vehicle lease payments and running costs, allowances, other benefits and associated fringe benefits tax. Mr Scott's non-monetary benefits include the value of benefits associated with his expatriate assignment to Australia.
3 Represents the estimated value of Long Term Incentive Plan (LTIP) attributable to the current financial year.
4 Payment of contractual entitlements upon cessation of employment.

With the exception of Mr J Watkins, the above senior executives are 'specified executives' as defined by the requirements of accounting standard AASB 1046 'Director and Executive Disclosures by Disclosing Entities'.

Service Agreements
The following outlines key details of the contracts for services entered into with the senior executive of the Company.

All senior executives have ongoing contracts of service, with no specified termination or review date. All contracts detail participation in the Company's remuneration programs at the Company's discretion and subject to the general terms and conditions of those programs.

Key terms

	Payment on termination of contract, other than for cause
President & Chief Executive Officer	
T L O'Hoy	One years fixed annual remuneration.
E T Kunkel	Original contract provided for payments of three times annual remuneration. This was altered by agreement to provide for one years fixed remuneration, transfer of motor vehicles provided as part of his remuneration package, a non-compete consulting agreement at $100,000 per annum until 31 August 2006, and continued participation in the LTIP offers previously made to him in 2000, 2001, 2002 and 2003. There is no payment condition for early termination of the consulting agreement.
Senior Executive	
P A Bobeff	Two years fixed remuneration and two years target STIP. If after Mr Bobeff's 63rd birthday, one years fixed remuneration plus one years target STIP multiplied by the number of days from the date of cessation to his 65th birthday divided by 365.
R W Scully	On termination, 30 days notice. On redundancy, 12 months notice or payment in lieu, plus a severance package.
P F Scott	Two years fixed annual remuneration plus two years target STIP.
J F O'Grady	Two years fixed annual remuneration.
W T Klenz	One years remuneration, eligibility for STIP in the 2005 financial year based on personal performance and Foster's Group business performance, a 24 month non-compete consulting agreement post 31 December 2004 at US$25,000 per annum plus expenses, and continued participation in the 2000, 2001, 2002 and 2003 LTIP previously made to him.

Details of Performance Based Reward
The following outlines the details of all performance-based and share-based reward arrangement for senior executives of the Company. Conditions for all individuals are consistent with the Company's general policies and practices as outlined in this report.

Long Term Incentive Plan Entitlements
Participation in the Company's LTIP is consistent with those aspects of the plan already detailed in this report. All senior executive participation is governed by Company policy and the plan trust deed approved by shareholders. Participation is at the company's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan.

Shares are only awarded under the LTIP at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed of the plan no shares vest to participants where employment is terminated prior to the completion of the performance period, except in the case of retirement at age 65, redundancy, ill health, death or they are an employee of a group company that ceases to be a group company.

In such cases the Board may consider a cash payment having regard for the period of time which has elapsed under the performance period and the degree to which the performance standard has been achieved.

For those executives whose remuneration is not denominated in Australian dollars, the number of shares is calculated using an average daily exchange rate from the start of the performance period to 30 June 2004. In the case of the 2000 offer the average exchange rate is to 31 July 2004, when the offer satisfied the performance conditions of the minimum number of shares to vest.

There are no restrictions on the transfer of shares under the LTIP once they vest to participants.

Shareholder approval is sought for the approval of any executive director participating in the plan. On 8 July 2004, ASX granted a waiver from Listing Rule 10.14 enabling the issue of shares to Mr T L O'Hoy consequent to the grant of the LTIP entitlements.

The following outlines the minimum and maximum level of participation for Executive Directors and senior executives in all current offers under the Company's LTIP.

	LTIP OFFER						
	2000	2001		2002		2003	
	Min	Min	Max	Min	Max	Min	Max
Executive Director							
T L O'Hoy	51,000	74,000	148,000	95,800	191,600	113,200	226,400
E T Kunkel	160,000	140,000	280,000	259,000	518,000	279,000	558,000
Senior Executive							
P A Bobeff	67,000	96,000	192,000	99,600	199,200	107,700	215,400
R W Scully	48,000	71,000	142,000	76,600	153,200	89,700	179,400
P F Scott	49,100	49,800	99,600	72,600	145,200	76,200	152,400
J F O'Grady	49,000	71,000	142,000	73,700	147,400	79,600	159,200
W T Klenz	60,700	99,600	199,200	96,800	193,600	101,500	203,000

Subsequent to 30 June 2004 the 2000 offer of the LTIP satisfied the performance conditions of that offer and each participant will receive the minimum number of shares under their entitlement.

Short Term Incentive Plan Entitlements

Each of the senior executives of the Company participates in the Short Term Incentive Plan (STIP) at the Company's discretion and based on the general policies and principles approved by the Human Resources Committee for the operation of the plan. The principles of the plan are outlined elsewhere in this report.

Each senior executive has a target STIP percentage, based on a percentage of their fixed annual remuneration. Under the plan the payment received can vary from nil to twice the target percentage, subject to business financial performance and individual performance, as assessed by the Company's individual performance management program.

Whilst each senior executive's target STIP percentage is detailed in their service agreement these remain subject to the Company's discretion.

Each senior executive's target STIP percentage has a weighting between the financial performance of their individual operating unit or department responsibility and the overall Foster's Group. For the reporting year all senior executives have at least 40% weighted to the financial performance of the Foster's Group.

Target Short Term Incentive
(as a percentage of fixed annual remuneration)

President & Chief Executive Officer	
T L O'Hoy	75%
Senior Executive	
P A Bobeff	60%
W T Klenz	75%
J F O'Grady	60%
P F Scott	60%
R W Scully	60%

Options

Details of the ordinary shares of the Company under options at the date of this report are:

Issue Date	Exercise Price $ per share	Hurdle Price $ per share	Expiry Date[1]	No. of Options	No. of Shares
1996	2.12	3.08	Nov 2005	50,000	50,000
1996	2.12	3.40	Nov 2005	1,200,000	1,200,000
1997	2.36	3.08	Nov 2005	160,000	160,000
1997	2.36	3.40	Nov 2005	160,000	160,000
1998	2.48	3.40	Nov 2005	420,000	420,000
				1,990,000	1,990,000

1 At the 1999 Annual General Meeting a special resolution was passed by shareholders to amend the exercise terms of certain options issued as part of the Employee Share Plan (Plan). This resolution extended the existing exercise period of the options until 5 November 2005.

These options can only be exercised if the last sale price of the Company's shares on the ASX reaches or exceeds the hurdle price on any five consecutive business days during the year preceding the time of exercise.

Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

The outstanding options are held by the following:

	No. of Options
E T Kunkel	1,250,000
I D Fraser-Smith	320,000
J S King	420,000
	1,990,000

Principle 10:
Recognise the legitimate interests of stakeholders

Code of Ethics and Code of Conduct

Foster's recognises that its reputation is one of its most valuable assets and is founded largely on the ethical behaviour of the people who represent the Group.

The Board has an approved Code of Conduct that sets out the principles for ethical behaviour by all Group personnel and draws directly from the Code of Ethics (as described above under Principle 3) and it is this ethical framework that provides the foundation for maintaining and enhancing Foster's reputation.

The Board and Senior Management of Foster's are committed to the Code of Ethics and the Code of Conduct and the values and principles set out within them.

The Code of Ethics recognises the responsibilities of the Group to its various stakeholders, including its shareholders and others in the financial community, its suppliers, customers and consumers, its employees and the community in general.

The Code of Conduct sets out high level principles for fulfilling those responsibilities, including:

- Expectations of conduct by Group Personnel in business dealings, including compliance with applicable laws; and
- Expectations with regard to workplace safety, anti-discrimination and anti-harassment, workplace issues resolution, performance management, protection of the Company's assets, health, safety and environment and drugs and alcohol.

As described above under Principle 3, there are processes in place for monitoring compliance with the Code of Conduct and reporting wrongdoing. It is made clear in the Code of Conduct that breaches of the Code of Conduct will be treated seriously and will lead to disciplinary action.

Conflicts of Interest, Related Party Transactions and Political Donations

Foster's has a Conflicts of Interest Policy and a Related Party Transactions Policy. It is the Group's policy to ensure Directors and officers should not be involved in situations or arrangements which could give rise to conflicts of interest, irrespective of whether they involve transactions with related parties.

Directors and Senior Management are required to disclose to the Board details of any contract involving any company in the Group in which they have a material personal interest or which constitutes a related party transaction.

Where a matter is being considered by the Board in which a Director has a material personal interest, that Director may not be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Foster's does not make donations of funds to political parties, however the donation of beverage products is made in the ordinary course of the promotion of Foster's brands.

Compliance with recommendations in the ASX guidelines

Other than in the limited contexts as identified above:

- Foster's corporate governance practices are in compliance with the recommendations in the ASX guidelines; and
- As at reporting date, Foster's is compliant with the recommendations.

Directors' Report

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2004.

1. Principal Activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

In November 2003 the Group successfully divested the Australian Leisure & Hospitality (ALH) business for gross proceeds of $1.5 billion. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverages strategy.

2. Financial Results

The consolidated net profit of the Group, after income tax expense and outside equity interests, was $799.3 million, a 72.7% increase on the previous corresponding period result of $462.9 million. The current period result included significant items which totalled a net gain after tax of $329.9 million. The prior period result included net significant expenditure after tax of $105.2 million.

Earnings before interest, tax, amortisation and significant items (EBITA) decreased 19.0% to $829.0 million, compared with $1,023.4 million in the previous corresponding period. Earnings Before Interest, Tax and Significant items (EBIT) decreased 21.7% to $760.8 million, compared with $972.0 million in the previous year. Significant items for the current year were a net gain before tax of $164.1 million compared with a net significant expenditure before tax of $151.6 million in the previous year.

Net interest expense decreased by $58.3 million to $94.9 million. Income tax expense decreased by $148.5 million to $48.3 million, mainly due to tax benefits associated with the significant items.

3. Review of Operations

The EBITA contribution from each operating division was as follows:

- Carlton & United Beverages EBITA increased by 9.5% to $520.1 million compared with $474.8 million, in the previous corresponding period.
- International beer contributed $43.6 million, an increase of 10.7% over the previous corresponding period of $39.4 million.
- Wine business achieved $235.6 million compared with $414.5 million in the previous corresponding period, a decrease of 43.2%.
- The Leisure and Hospitality business, which has been reported as a discontinued operation, contributed EBITA of $39.5 million prior to the divestment of this business in November 2003.
- The Property division contributed $49.8 million compared with $28.6 million in the previous corresponding period.
- Corporate division costs before tax were $59.6 million compared with $56.2 million in the previous year.

Further discussion on the review of operations is provided in the Group Financial Review which is disclosed elsewhere in this annual report.

4. Significant Items

The net significant gain before tax for the period of $169.1 million ($329.9 million after tax) comprises the following items:

- Sale of the Australian Leisure & Hospitality business for proceeds of $1.5 billion with a resulting profit before tax of $553.1 million ($551.9 million after tax).
- Release of Lensworth provisions and proceeds from the settlement of litigation of $34.7 million before tax ($25.5 million after tax); offset by
- Wine Trade operational review $289.4 million ($177.7 million after tax).
- Net gain before tax of $14.7 million ($11.1 million after tax) resulting from Treasury restructuring activities.
- Costs in the Wine division of $119.0 million before tax ($61.2 million after tax) mainly relating to a write-down of excess wine inventory at 31 December, the closure costs of three South Australian winemaking and storage facilities, the divestment of the UK Clubs business and other European wine business rationalisation.
- International beer costs of $3.0 million before tax ($2.5 million after tax) mainly associated with contractual arrangements.
- One-off costs in the corporate division of $22.0 million before tax ($17.2 million after tax) mainly comprising a recoverable amount write-down to Group IT assets and additional company superannuation contributions.

The previous year included a net significant loss before tax of $151.6 million (net significant expenditure after tax of $105.2 million) comprising:

- Carlton operational review net expenditure of $150.0 million, which includes the write-down of property, plant and equipment of $83.4 million ($58.4 million after tax); redundancy provision of $44.5 million ($31.1 million after tax); other provisions of $11.1 million ($11.0 million after tax); other costs of $9.1 million ($6.4 million after tax) and the write-down of inventory of $1.9 million ($1.3 million after tax);
- Write-down in the carrying value of Carlton sponsorship prepayments of $15.4 million ($10.8 million after tax); offset by
- Lensworth profit on disposal of UK properties $13.8 million (nil tax applicable) comprising $17.1 million revenue from property sales less other expenses of $3.3 million.

Further discussion on significant items is provided in the Group Financial Review which is disclosed elsewhere in this annual report.

5. State of Affairs

In April 2004 Mr T L O'Hoy was appointed to the position of President and Chief Executive Officer and member of the Board.

In June 2004 the Group announced the outcomes of the Wine Trade Operational review.

6. Shares

Movement in shares during the period were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares (million)	$m
Balance at 1 July 2003	2,072.6	3,511.9
Exchangeable bond conversion	125.4	467.9
Off-market buy-back	(167.1)	(304.3)
On-market buy-back	(48.2)	(216.5)
Dividend reinvestment plan	20.8	91.2
Employee share plans	5.3	20.5
Balance at 30 June 2004	2,008.8	3,570.7

The US$400 million exchangeable bonds expired in October 2003 with the conversion of US$357.2 million or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or 125.4 million ordinary shares.

In November 2003 the Group announced an off-market buy-back. The tendering process for the off-market buy-back was completed in December 2003 with 167.1 million ordinary shares, representing 8.2% of issued shares, bought back at a price of $4.00 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $2.19 per share (recognised in retained earnings). The total cost of the off-market buy-back was $670.3 million, including transaction costs, with $304.3 million recognised in share capital and $366.0 million recognised in retained earnings.

On-market buy-back of shares occurred progressively throughout the year. The Group initially announced its intention to buy-back on-market up to 40 million ordinary shares to neutralise the issue of new shares through the Group's dividend reinvestment plan and employee share plans. Following the off-market buy-back the Group sought shareholder approval for further buy-back activity.

The Corporations Act requires companies to seek specific shareholder approval where a repurchase of shares above 10% of issued shares is sought in a 12 month period. A shareholders' meeting was held on 17 March 2004 where shareholders approved the repurchase of shares above the 10% in 12 months (10/12) limit. Subject to market conditions, the Company announced its intention to repurchase up to an additional 125.0 million ordinary shares through an on-market share buy-back.

Total on-market buy-back activity during the financial year resulted in 48.2 million ordinary shares being purchased by the company at a total cost, including transaction costs, of $216.5 million. The shares were bought back at prices ranging between $4.33 and $4.74 per ordinary share, at an average price of $4.49 per ordinary share.

Under the terms of the Employee Share and Option Plan, a total of 5.1 million fully paid ordinary shares were issued to 2,615 Group employees. The shares were allotted at a price of $3.88, which was the weighted average price of the Company's shares traded on the Australian Stock Exchange (ASX) in the week leading up to and including 5 December 2003, less 50 cents per share, in accordance with the Employee Share Plan rules.

Under the terms of the International Employee Share Plan, a total of 0.2 million fully paid ordinary shares were issued during the period. These shares are also issued at a 50 cents per share discount to the applicable weighted average market price at the time of issue to eligible employees, at a price which ranged from $3.77 to $3.99 per share.

7. Dividends and DRP

The 2002/2003 final dividend of $217.7 million (10.50 cents per ordinary share) was paid on 1 October 2003. Dividend reinvestment plan participation resulted in 11.0 million ordinary shares being issued at $4.41 per share, increasing share capital by $48.5 million.

The 2003/2004 interim dividend of $175.8 million (8.75 cents per ordinary share) was paid on 2 April 2004. DRP participation resulted in 9.8 million ordinary shares being issued at $4.37 per share, increasing share capital by $42.7 million.

The Directors have declared a final fully franked dividend of 10.50 cents per ordinary share, the same as the final fully franked dividend for the previous year. The total fully franked dividend for the year will amount to 19.25 cents per share, an increase of 2.7% over the total fully franked dividend for 2002/2003.

8. Future Developments

Likely developments in the operations of the Company in subsequent financial years and the expected results of these operations are generally covered elsewhere in the annual report. While the Company continues to meet its obligations in respect of continuous disclosure, further information on likely developments has not been included because, in the opinion of the Directors, such disclosure would prejudice the interests of the Company.

The expected impact of the introduction of International Financial Reporting Standards is outlined in note 8 of the concise financial report.

9. Events subsequent to reporting date

In July 2004 the Group announced that it appointed advisers to commence the divestment of the residential property business, Lensworth.

The Group's on-market buy-back activity since 30 June 2004 to the date of this report resulted in 11.4 million ordinary shares being purchased by the Company at a cost of $52.9 million. The shares were bought back at prices ranging between $4.56 and $4.73 per ordinary share, at an average price of $4.65 per ordinary share.

A total of 1,210,400 fully paid ordinary shares will be issued to 73 participants under the 2000 offer of the LTIP. For further details of the LTIP scheme, see pages 36 – 41 of the Corporate Governance Statement.

10. Environmental regulation

Management of environmental issues is a core component of operational management within the Group's businesses. As a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is core to its business. The Group's operations involve the use of large quantities of natural renewable raw materials, primarily barley, sugars and wine grapes; consumption of water, energy and other processing materials; release of wastes to sewers, natural waterways, land and air; and the use of large quantities of consumer packaging, predominantly glass bottles and aluminium cans. Many discharges to the environment are regulated through a range of licences or permits.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive quarterly reports detailing matters involving non-compliance or potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group was prosecuted over two environmental breaches within Australia. The Yatala Brewery in Queensland was prosecuted and fined $1,500 in December 2003 for breaching its development approval in relation to an odour emission. The Rothbury winery in New South Wales was fined $1,500 in May 2004 for breaching the Protection of the Environment Operations Act 1997 in relation to a spill of winery wastewater into an adjacent water course.

11. Auditor independence

The Audit and Risk Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor.

During the 2004 financial year remuneration to PricewaterhouseCoopers for non-audit services totalled $4.1 million for taxation services. The Chairman of the Audit and Risk Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Furthermore, as advised to shareholders at the 2003 Annual General Meeting, the Board completed a review of the extent and nature of non-audit services and decided that PricewaterhouseCoopers will no longer provide taxation services for the Group. A new taxation service adviser was engaged effective from 1 January 2004. PricewaterhouseCoopers taxation services are now limited to transitional arrangements within stringent independence guidelines. These transitional arrangements are expected to continue until open tax periods are finalised.

12. Directors

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the year and up to the date of this report are as follows:

F J Swan	
M L Cattermole, AM	
D A Crawford	
B Healey	
T L O'Hoy	(appointed 5 April 2004)
M G Ould	(appointed 3 February 2004)
G W McGregor, AO	
E T Kunkel	(retired 5 April 2004)

The following details of the Directors is provided in the Corporate Governance Statement – refer page 29 of the concise annual report:

- Each Directors' qualifications, experience and special responsibilities;
- The number of meetings of the Board of Directors held during the year and each Director in attendance at those meetings;
- The number of meetings each Board Committee held during the year and each Director's attendance at those meetings; and
- The relevant interests of each Director in shares of the Company.

13. Remuneration

Details of the remuneration policies of the Group and the remuneration details for Directors and senior executives are disclosed as part of the Corporate Governance Statement – refer pages 35 – 42 of the concise annual report and Note 25 of the full financial report.

14. Options

In the financial year ended 30 June 2004 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

For further details of unissued shares under options as at the date of this report, see pages 41 – 42 of the Corporate Governance Statement.

15. Indemnities and insurance

The Company has, in accordance with the Constitution, entered into insurance contracts which indemnify Directors and officers of the Company and its subsidiaries against liabilities. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

16. Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

17. Financial certification

The President and Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2004 financial statements comply with accounting standards, the Corporations Regulations 2001, other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated 24 August 2004, Melbourne.

Frank J Swan
Chairman

Trevor L O'Hoy
President and
Chief Executive Officer

Group Financial Review

Revenue

Total operating revenue increased 10.9% to $5,835.1 million, which includes proceeds from the sale of ALH of $1,320.2 million. Net sales revenue from the continuing businesses decreased 6.0% to $3,607.5 million.

Revenue Summary

12 months to 30 June	2004 $m	2003 $m	% Change
Continuing business			
CUB[1]	1,774.5	1,659.3	6.9
International Beer[2]	249.4	233.2	6.9
Total Beer	2,023.9	1,892.5	6.9
Trade	1,061.7	1,313.1	(19.1)
Clubs	373.4	409.2	(8.7)
Services	212.1	270.1	(21.5)
Intra-division sales	(47.7)	(38.5)	
Total Wine	1,599.5	1,953.9	(18.1)
Inter-segment sales	(15.9)	(10.5)	
Net sales revenue – continuing	3,607.5	3,835.9	(6.0)
Discontinued operations			
Australian Leisure & Hospitality	321.9	894.6	
Inter-segment sales	(21.3)	(92.7)	
Net sales revenue[2]	3,908.1	4,637.8	(15.7)
Other operating revenue[3]			
Continuing business[3]	612.0	586.0	4.4
Discontinued operations[4]	1,325.2	42.4	
Inter-segment sales	(10.2)	(3.8)	
Other operating revenue	1,927.0	624.6	208.5
Total operating revenue[2]	5,835.1	5,262.4	10.9

1 CUB net sales revenues include sales of beer, spirits, cider and wine in Australia by Carlton & United Beverages. Sales of non-alcoholic beverages of $117.1 million (2003 $117.1 million) have been disclosed in Other Operating revenue. Comparatives have been restated.

2 International beer comparative revenue has been restated for a change in the disclosure of New Zealand duties. The restatement increases revenue by $19.6 million (2003 revenue previously reported as $213.6 million for International beer and $4,731.5 million for Group net sales revenue).

3 Other operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales, non-alcoholic beverages and other non-beverage income.

4 Gross proceeds from the sale of Australian Leisure & Hospitality (ALH) of $1,496.6 million comprises sales proceeds of $1,320.2 million included in other operating revenue, $150.0 million loan repayment and a further $26.4 million received and deferred for recognition in future accounting periods.

Earnings

The Group reported net profit after tax of $799.3 million for the period, an increase of 72.7% over the June 2003 result of $462.9 million. This result included significant items after tax of $329.9 million associated mainly with the divestment of ALH and provisions and write-downs in the carrying value of certain assets, mainly within the Wine business.

Earnings before interest, tax, amortisation, significant items, and SGARA (EBITAS) declined by 14.7% to $885.1 million. Adjusting for discontinued operations (ALH was divested on 5 November 2003), the EBITAS of the continuing business decreased by 7.6% to $845.6 million.

Amortisation

Total Group amortisation was $68.2 million, up $16.8 million from FY03. It was advised on 8 June 2004 (as part of the Wine Trade Operational Review announcement) that the useful life of certain intangible assets of the Wine business had been revised reflecting more competitive market conditions experienced by the business. The useful life of goodwill for certain Wine businesses was revised from 20 years to 10 years; the useful life of mailing lists was revised from 20 years to five years and the useful life of certain brand names was revised. The increased amortisation is reflected mainly in Services (amortisation increased from $2.7 million to $5.0 million), Clubs (amortisation increased from $15.0 million to $27.2 million) and in Asia Pacific Trade (amortisation increased from $6.1 million to $8.9 million).

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 'Self-Generating and Regenerating Assets' (SGARA) has resulted in a negative earnings impact before interest and tax of $56.1 million ($14.3 million loss in FY03).

On 8 June 2004, as part of the Wine Trade Operational Review announcement, it was advised that the SGARA impact arising from the disposal of bulk wine and vineyard divestments was expected to be in the order of an additional $12.0 million in FY04. The full year amount constitutes approximately an additional $16.0 million impact from the estimate of June. The higher amount ($10.0 million) mainly reflects the SGARA impairment being disclosed as part of operational earnings rather than as a significant item for the intended vineyard divestment program and the other $6.0 million reflecting the reduction in the value of vines mainly associated with lower grape prices resulting from the excess supply conditions in California.

Significant Items

Significant gains (net) of $169.1 million before tax and $329.9 million after tax are included in the results and comprised the following main components:

1. Divestment of ALH – $553.1 million gain before tax[1].
2. Lensworth provisions release and litigation settlement payment – $34.7 million gain before tax.
3. Treasury items – currency hedging and debt restructuring – $14.7 million gain before tax.
4. Write-down in carrying value of assets, provisions and other restructuring costs – $433.4 million loss.

[1] The pre-tax significant item advised at the half year was $545.5 million. The subsequent finalisation of transaction and other costs has increased this amount to $553.1 million.

Gains

The significant items include a profit of $553.1 million, associated with the divestment of ALH. In addition, the release of provisions and settlement payments following the finalisation of litigation related to the Lensworth Group resulted in a significant gain of $34.7 million.

A net Significant Gain of $14.7 million before tax was associated with Treasury Items. This includes a gain of $34.7 million associated with the restructuring of foreign exchange transactional arrangements. Partially offsetting this are costs of $20.0 million mainly associated with the restructuring of Foster's debt and interest rate portfolio. Included in this cost is $12.9 million associated with the restructure of a portion of the Group's debt portfolio. In addition, a charge of $7.1 million has been incurred related to the close-out of interest rate derivative contracts.

These net gains were partially offset by the write-down of the carrying value of certain assets, as well as restructuring costs, totalling $433.4 million before tax.

Write-downs/expenses

Beringer Blass Wine Estates

Excess wine inventory write-downs of $155.8 million before tax (Wine Trade Operational Review – 8 June 2004) and $73.9 million before tax (as reported at 31 December 2003).

Write-down of excess wine inventory based on lower demand, obsolete stock and packaging materials, as well as lower shipments associated with distributor de-stocking in the United States. The excess bulk wine inventories, predominantly in North America, have been written down to net realisable value with programs in place to dispose of this inventory.

Other Wine Trade Operational Review Activities – 8 June 2004
Mainly vineyard dispositions in North America and Australia winery rationalisation of $24.1 million before tax; onerous grape supply contract provisions of $35.8 million before tax; onerous oak barrel lease contract provisions of $39.9 million before tax, and restructuring and other costs of $33.8 million before tax including retrenchment and closure costs associated with facilities and Wine Trade Operational Review project costs.

Other Wine Asset Write-Downs and Costs (as reported as 31 December 2003)
Asset write-downs from winery consolidations and costs associated with the closure of facilities at three Australian winery sites; closure of Cellarmaster UK and French Clubs businesses; minor costs associated with changes in distributor arrangements in Europe and miscellaneous items (eg barter credits).

FBI and Corporate Costs and Provisions

FBI Costs and Provisions (as reported at 31 December 2003)
For FBI a charge of $3.0 million before tax has been taken, mainly associated with contractual arrangements.

Additional Superannuation, IT Costs (as reported at 31 December 2003)
$22.0 million before tax in carrying value adjustments and/or costs have been taken associated with additional company superannuation contributions and the write-down of some Group IT assets.

Summary of Significant Items	Pre-tax $m	Post tax $m
Gains		
Divestment of ALH		
– Profit on sale	581.5	576.8
– Restructuring and other costs	(28.4)	(25.0)
	553.1	551.9
Lensworth provision release, litigation settlement	34.7	25.5
Treasury items	14.7	11.1
Net significant gains	602.5	588.5
Expenses		
Wine Trade Operational Review – 8 June 2004		
Excess wine inventory write-downs	(155.8)	(93.5)
Australian winery and US vineyard rationalisation	(24.1)	(16.3)
Onerous grape supply contracts	(35.8)	(21.1)
Onerous oak barrel lease contracts	(39.9)	(23.5)
Restructuring and other costs	(33.8)	(23.3)
	(289.4)	(177.7)
Write-downs and other costs as reported at 31 December 2003		
Excess wine inventory write-downs	(73.9)	(35.0)
Other Wine asset write-downs, Australian vineyard rationalisation and other costs	(45.1)	(26.2)
	(119.0)	(61.2)
Total Wine significant expenses	(408.4)	(238.9)
FBI costs and provisions – as reported at 31 December 2003	(3.0)	(2.5)
Additional superannuation fund contributions and Group IT asset write-down – as reported at 31 December 2003	(22.0)	(17.2)
Total significant expenses	(433.4)	(258.6)
Net significant items	169.1	329.9

Taxation

The Group's tax expense (excluding significant items) decreased 14% to $209.1 million. The overall effective tax rate remains at the Australian corporate rate of 30%. The 100% owned Australian companies have elected to consolidate for Australian tax purposes from 1 July 2002.

Earnings Summary			
12 months to 30 June	2004 $m	2003 $m	% Change
Earnings before interest, tax, amortisation, significant items and SGARA (EBITAS)			
Continuing business			
CUB	520.1	474.8	9.5
International Beer	43.6	39.4	10.7
Beer	563.7	514.2	9.6
Trade	229.6	344.4	(33.3)
Clubs	44.3	49.2	(10.0)
Services	17.8	35.2	(49.4)
Wine	291.7	428.8	(32.0)
Property and Investments	49.8	28.6	74.1
Corporate	(59.6)	(56.2)	(6.0)
EBITAS – continuing business	845.6	915.4	(7.6)
Discontinued operations	39.5	122.3	
EBITAS	885.1	1,037.7	(14.7)
SGARA	(56.1)	(14.3)	
EBITA	829.0	1,023.4	(19.0)
Amortisation	(68.2)	(51.4)	(32.7)
EBIT[1]	760.8	972.0	(21.7)
Net interest expense[1]	(74.9)	(153.2)	51.1
Tax[1]	(209.1)	(243.2)	14.0
Outside equity interest	(7.4)	(7.5)	(1.3)
Significant items (net of tax)	329.9	(105.2)	
Net profit after tax	799.3	462.9	72.7

1 Pre significant items.

Earnings per Share

Earnings per share rose to 38.6 cents, an increase of 73.1% over the previous corresponding period. Earnings per share calculated on a normalised basis is 26.5 cents, representing a 1.1% increase on the previous corresponding period.

Normalised EPS calculation			
12 months to 30 June	2004 $m	2003 $m	% Change
Earnings after tax – as reported	799.3	462.9	72.7
Amortisation expense	68.2	51.4	
SGARA (gain)/loss (net of tax)	39.3	10.1	
Significant items (net of tax)	(329.9)	105.2	
Discontinued operations (net of tax)	(27.7)	(85.6)	
Deemed dividends on bonds	–	(2.9)	
Earnings after tax – normalised	549.2	541.1	1.5
Average number of shares (million)	2,070.8	2,064.7	0.3
Basic EPS (cents)	38.6	22.3	73.1
Normalised EPS (cents)	26.5	26.2	1.1

Cash Flow

Net operating cash flow was $657.0 million compared with $696.5 million in the previous corresponding period, a decrease of 5.7%. This cash flow includes ALH in FY03 and FY04.

Net interest paid of $74.0 million was 52.8% lower.

Capital spending and investments amounted to $392.9 million compared with $510.5 million in the previous corresponding period.

Cash Flow Highlights

12 months to 30 June	2004 $m	2003 $m	% Change
EBITAS	885.1	1,037.7	
Depreciation	136.7	162.0	
Vineyard operating expenses	(91.3)	(100.7)	
Other non-cash items	31.1	8.2	
Working capital change	6.3	3.1	
Operating cash flow before interest and tax	967.9	1,110.3	(12.8)
Dividends received	0.7	–	
Net interest paid	(74.0)	(156.8)	
Tax paid	(237.6)	(257.0)	
Net operating cash flows	657.0	696.5	(5.7)
Discontinued operations	(37.1)	(147.1)	
One-off (receipts)/payments	(55.5)	(99.4)	
Normalised net operating cash flows	564.4	450.0	25.4
Capital expenditure	(290.6)	(309.8)	
Investments	(102.3)	(200.7)	
Capital expenditure and investments	(392.9)	(510.5)	
Asset sale – cash proceeds	11.6	42.9	
Business sales cash proceeds (ALH)	1,311.6	–	
Net loan proceeds	6.8	109.4	
Regular dividends	(301.7)	(287.5)	
Buy-back	(366.0)	–	
Dividends paid	(667.7)	(287.5)	

Capital and Investment Expenditure

Capital and investment expenditure by business division is provided below. The investment expenditure of $102.3 million relates mainly to the 10% interest in Australian Leisure & Hospitality Group Limited for $76.5 million, associated with market stabilisation arrangements subsequent to the listing of ALH. A major part of the CUB capital expenditure (around $90.0 million) was associated with the Yatala production expansionary activities.

	Capital Expenditure $m	Investments $m	Total $m
CUB	171.3	77.2	248.5
Beringer Blass Wine Estates	93.5	21.1	114.6
Foster's Brewing International	8.2	–	8.2
Lensworth	0.5	4.0	4.5
Corporate	6.6	–	6.6
Continuing business	280.1	102.3	382.4
Discontinued operations	10.5	–	10.5
Total	290.6	102.3	392.9

Exchange Rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2004 closing exchange rate of A$1 = US$0.6913 (2003: A$1 = US$0.6666). The average exchange rate used for profit and loss purposes was A$1 = US$0.7097 (2003: A$1 = US$0.5859).

Currency Management and Treasury

In May 2004, the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts, to which hedge accounting had been previously applied, were no longer appropriately designated as hedges. These contracts were closed-out and resulted in the significant gain of $34.7 million before tax.

The Group has maintained currency hedging positions at the end of the financial year in relation to transaction exposure for its wine exports from Australia to the US, UK and European countries.

As part of the Group's Capital Management program, Foster's is currently evaluating restructuring its debt and interest rate portfolio. A financing cost of $12.9 million has been recognised associated with the expected cost of restructuring the debt and interest rate portfolio.

Capital and Portfolio Management

In October 2003, the Group advised that bonds with a face value of US$357.3 million or 83.9% of the value of its US$400.0 million or 4.75% exchangeable bonds (issued in October 2000) had been converted into 125.4 million ordinary Foster's shares. In addition, Foster's had repurchased US$30.0 million or 7.5% of the face value of the bonds, and US$12.7 million or 3.2% of the face value of the bonds had been redeemed.

Capital management activities included the finalisation of the off-market purchase of 167.1 million shares and on-market share purchases of a total of 59.6 million shares up to 9 August 2004. In March 2004, shareholder approval was obtained for the purchase of up to an additional 200 million shares, with the stated intent to purchase up to 125 million shares. The purchase of shares, as part of this program, is expected to continue through FY05 and into FY06.

The divestment of ALH was completed during the year for gross proceeds of approximately $1.5 billion, and a significant pre-tax gain of $553.1 million. From October 2003 to the temporary cessation of buy-back activity on 9 August 2004, $937.3 million has been utilised for both on and off-market share purchase activities.

On 8 June 2004, the Group announced initiatives associated with the BBWE Trade Operational Review. In addition to revenue generation initiatives, expected to contribute double-digit earnings growth in Wine Trade from FY06, the realignment of supply, consolidation of assets, cost reductions and other initiatives resulted in pre-tax write-downs and specific provisions of $289.4 million.

On 11 September 2003, a conditional agreement was signed for the sale of the Kent Brewery site in Sydney for $203.0 million, expected to be payable, subject to certain development approvals, in five instalments over the period 2005 to 2010.

On 19 July 2004, the Group formally advised it had appointed external advisers to explore divestment options for the Lensworth residential property business. Lensworth specific provisions relating to major projects have been released at the end of the financial year. These provisions, and proceeds from the settlement of litigation related to Lensworth, have been taken as part of Significant Items.

Interest and Gearing

Net interest expense for the period declined by 51.1% to $74.9 million (excluding significant items), due to a reduction in net debt in part associated with the conversion of the exchangeable bonds, the appreciation of the $A/$US, and interest income from the proceeds of the ALH transaction.

EBITAS interest cover was 11.8 times. Gearing (net debt to total shareholders' funds) was 36.1%, down from 58.9% in the previous corresponding period.

AASB 1047 – International Financial Reporting Standards

Foster's Group Limited will be required to adopt the Australian equivalents to International Financial Reporting Standards (IFRS) in its first fully compliant financial statements for the year ended 30 June 2006. At this stage, it is not expected the company will be in a position to provide a quantification of the impacts.

Business Divisional Operating Review

Carlton & United Beverages (CUB)

Carlton & United Beverages comprises the Australian beer business, spirits, cider, wine and other beverages. For reporting purposes below, net sales revenue includes alcoholic beverages only. Sales of non-alcoholic beverages of $117.1 million have been disclosed in Other Operating Revenue.

12 months to 30 June	2004 $m	2003 $m	% Change
Alcohol volumes ('000 9 L cases)	108,350	107,473	0.8
Net sales revenue	1,774.5	1,659.3	6.9
Earnings before interest, tax, amortisation and significant items	520.1	474.8	9.5
EBITA/NSR margin (%)	29.3%	28.6%	0.7 pts
Normalised operating cash flow/EBITDA (%)	104.1%	103.0%	1.1 pts
ROCE (%)	31.6%	29.6%	2.0 pts
EBITA – discontinued operations (ALH)*	39.5	122.3	

* Divested via IPO on 5 November 2003.

CUB's excellent performance demonstrates the brand and distribution strength of its multi-alcohol beverage portfolio, combined with efficient marketing and trade spend and channel management.

Revenue, earnings and margins strengthened despite lower beer volumes (down 1.0%) and a small increase (0.8%) in overall alcohol beverage volumes.

The major factors contributing to the CUB result included the following:

- Strong pricing performance for domestic beer during FY05, favourable portfolio mix characteristics (including strong volume and revenue performance for the Midstrength beer category contributed predominantly by Carlton Midstrength and solid growth in volumes and revenues for the imported premium beer category).
- A disciplined and effective approach to marketing spend for specific brands, as well as effective cost management across the business.
- Strong volume and revenue growth within the spirits/RTD categories, with RTD volumes increasing by 44%.
- A full year's contribution in cider following the acquisition of Bulmers Cider in February 2003.
- The initial contribution from CUB's new wine offering, following the launch of the Half Mile Creek brand in May 2004. As at 30 June 2004 distribution across nearly 3,000 retail outlets has been established.

Capital expenditure for CUB for the year was $171.3 million, up from $75.0 million for the prior corresponding period. The increased expenditure relates mainly to the expansion of production capacity at the Yatala Brewery in Queensland and the Matilda Bay Brewery in Western Australia. The major part of the planned expenditure has been completed with the full production capacity upgrade at Yatala from 2.3 to 4.5 million hectolitres expected to be completed by February 2005.

Associated with this expansion activity, in September 2003 the Company announced the conditional sale of the Kent Brewery site in Sydney for $203.0 million, payable in five instalments between 2005 and 2010, subject to certain development approvals.

Foster's Brewing International (FBI)

Foster's Brewing International is responsible for the global Foster's brand management and equity business, the operational businesses in Asia, international beer exports and the multi-beverages platform in the Greater Pacific.

12 months to 30 June	2004 $m	2003 $m	% Change
Volume ('000 9 L cases)*	103,908	95,129	9.2
Net sales revenue (including Joint Venture income)	254.8	243.2	4.8
Earnings before interest, tax and amortisation	43.6	39.4	10.7
EBITA/NSR margin (%)**	17.1%	16.2%	0.9 pts
Normalised operating cash flow/EBITDA (%)	75.7%	81.2%	(5.5 pts)
ROCE (%)	19.7%	17.2%	2.5 pts

* Includes non-beer volumes.
** NSR includes joint venture income.

FBI generated strong earnings growth for the year, an improvement in margins and an enhanced return on capital employed.

Key features of the result included:

- Strong volume growth for the Foster's brand globally, with an increase of 8.5%, a growth rate appreciably higher than comparable premium lager brands.
- Higher overall earnings despite a significant decline in earnings contribution from North America due in part to slower growth in the imported beer category.
- Europe, Middle East and Africa (EMEA) achieved strong volume and earnings growth, particularly in the UK market that benefited from a good 2003 Northern Hemisphere summer along with a strong Christmas sales trading period. In addition, European distribution arrangements acquired by Scottish and Newcastle, FBI's Licensee partner, are contributing stronger results for the Foster's brand in Europe. The Middle East African and Eastern distribution company also provided increased earnings contribution.
- Greater Asia delivered a positive earnings contribution for the full financial year with China's relative performance improving (although still loss making), a strong second half in India which saw the Foster's brand grow double digit, and with Asia exports and duty free providing a markedly higher contribution.
- The earnings contribution for Greater Pacific was slightly down versus last year, however, earnings in the key multi-beverages business of New Zealand and Fiji were higher than the previous financial year. Focus remains on delivering superior customer service and increasing the brand equity of key brands including Foster's, VB, Crown Lager and BBWE wine brands of Wolf Blass and Saltram.

Beringer Blass Wine Estates

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses, which includes Wine Trade, Wine Clubs and Wine Services.

12 months to 30 June	2004 $m	2003 $m	% Change
Volume ('000 9 L cases)	18,469	18,963	(2.6)
Net sales revenue	1,599.5	1,953.9	(18.1)
Earnings before interest, tax, amortisation and SGARA (EBITAS)			
• Wine Trade	229.6	344.4	(33.3)
• Wine Clubs	44.3	49.2	(10.0)
• Wine Services	17.8	35.2	(49.4)
EBITAS	291.7	428.8	(32.0)
EBITAS at constant exchange rate [1]	291.7	380.2	(23.3)
EBITA/NSR margin %	18.2%	21.9%	
Normalised operating cash flow/EBITDAS %	69.4%	62.7%	
ROCE (%) – BBWE	6.6%	8.6%	–2.0 pts
ROCE (%) – BBWE Trade	6.1%	8.1%	–2.0 pts

1 Fiscal year 03 results restated based on fiscal year 04 actual exchange rates.

BBWE results declined markedly due to a combination of factors, including:

- A lower earnings contribution from the North American Trade business, associated with the cyclical oversupply of grapes, lower growth for BBWE brands, higher discount and promotional expenditure, distributor de-stocking activities and adverse mix and cost of goods impacts due to the cascading of high cost fruit through the portfolio.
- A lower Europe Trade performance despite volume and earnings growth in the UK, due primarily to a weaker mainland Europe contribution associated with distributor destocking and mix factors.
- A reduction in the earnings performance of Services, associated with the loss of contracts, margin pressure due to market conditions and operational issues.
- A weaker Clubs performance as a result of first half investment in the generation of new members in Australia which did not translate into the expected level of volume and margin performance in the second half, combined with difficult economic and market trading conditions for the European businesses.

These items were offset by a strong earnings contribution from the Asia Pacific Trade business, with continued strong growth in core brands (Wolf Blass, Yellowglen) and growth in secondary brands (Saltram, Annie's Lane).

BBWE (Trade and Clubs) volumes decreased by 2.6% to 18.5 million cases. Wine Trade volumes decreased by 2.9% to 15.6 million cases, mainly reflecting a decline in North American shipments by 9.1% due to a decision to reduce distributor inventories.

Net sales revenue declined by 18.1%. At constant exchange rates, the decline was 8.2%.

BBWE reported EBITAS declined 32.0% to $291.7 million. At constant exchange rates, EBITAS declined by 23.3%.

BBWE's margins declined from 21.9% to 18.2%. Wine Trade margins declined from 26.2% to 21.6%.

Despite the weaker earnings, BBWE continued to demonstrate strong earnings to cash flow conversion. Normalised operating cash flow decreased by 19.1% to $247.8 million, while on a constant exchange rate basis, normalised operating cash flow decreased by 11.1% – in both cases, at a lower rate of decline than that of earnings. Normalised operating cash flow before interest and tax increased from 62.7% to 69.4% of EBITDAS for BBWE, and from 55.4% to 62.5% of EBITDAS for Wine Trade, compared with the prior corresponding period.

Wine Trade Division

The BBWE Wine Trade division includes all wine sold through traditional wine trade off and on-premise trade channels in Asia Pacific, North America and UK/Europe.

Wine Trade – North America

North American Wine Trade encompasses the sale of BBWE's global portfolio of wines in the North American markets.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Trade Americas			
Volume ('000 9 L cases)	10,633	11,692	(9.1)
Net sales revenue (A$m)	732.0	989.2	(26.0)
EBITAS (excl SGARA) (A$m)	138.2	255.0	(45.8)
EBITAS at constant exchange rate[1]			
Net sales revenue	732.0	816.8	(10.4)
EBITAS (excl SGARA)	138.2	210.4	(34.3)
EBITAS/net sales revenue (%)	18.9%	25.8%	

1 Fiscal year 03 results restated based on fiscal year 04 actual exchange rates.

Wine Trade North America experienced highly challenging operating conditions throughout FY04 associated with the continued cyclical oversupply of wine and the emergence of new product categories.

The principal factors contributing to the markedly lower performance of the BBWE North American Trade portfolio included:

- Lower depletions growth, principally associated with the lower growth in the domestic premium (US$8-12) category and the lower than market performance of the Beringer Founder's Estate and Meridian brands.
- Lower shipments associated with a decision to reduce distributor inventories in the second half of the year (EBITAS impact of around $23.0 million).
- The general decline in pricing for most brands within their defined pricing categories, and associated increased tactical discounting/marketing expenditure.
- Higher cost of goods associated with the utilisation of excess higher priced fruit.
- An industrial dispute by the United Food and Commercial Workers Union, which commenced in Southern California in mid October and continued through to the end of December, which reduced wine sales through some of the major supermarket chains in BBWE's largest individual market.

Within the North American region, the establishment of a new organisational structure, the re-establishment of an investment platform for revenue growth with a major focus on brand investment and new product development, associated with global alignment of supply and demand planning disciplines, are expected to contribute to improved financial performance from FY06.

Wine Trade – Asia Pacific

Asia Pacific Wine Trade sells BBWE's global portfolio of wines in the Asia Pacific Region.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Trade Asia Pacific			
Volume ('000 9 L cases)	3,479	3,090	12.6
Net sales revenue (A$m)	242.0	226.1	7.0
EBITAS (excl SGARA) (A$m)	72.5	66.4	9.2
EBITAS/net sales revenue (%)	30.0%	29.4%	

Asia Pacific delivered strong volume, revenue and EBITAS growth and continuing excellent margins.

Principal factors influencing the result included:

- Volume growth of 12.6% was markedly ahead of total category and premium sector growth, based on strong consumer and retailer support for core brands (Wolf Blass volumes up 19%, Yellowglen volumes up 30%), successful secondary brand marketing (Jamiesons Run, and Saltram) and new product innovation (Pink, Eighth-Maker, Shadowood).
- Asia volumes increased by 15.4%, particularly in South East Asia and Greater China.
- Revenue growth of 7.0%, lower than volume growth as a result of the increased contribution from the lower priced point products of Eaglehawk, Saltram Varietals and Yellowglen Pink Sparkling.
- EBITAS growth at 9.2%, with the continuation of exceptionally strong margins and an enhanced return on invested capital.

Wolf Blass retained its position as the 'number one wine brand by MAT value', with a 5.6% market share (as measured by AC Nielsen). Despite the larger Australian 2004 vintage, BBWE's demand/supply situation remains in relative balance with forecast demand requirements.

Wine Trade – Europe

BBWE's Europe Trade business includes sales of BBWE's global portfolio of wines to the UK and European markets.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Trade Europe			
Volume ('000 9 L cases)	1,505	1,306	15.3
Net sales revenue (A$m)	87.7	97.8	(10.3)
EBITAS (excl SGARA) (A$m)	18.9	23.0	(17.8)
EBITAS at constant exchange rate [1]			
Net sales revenue (A$m)	87.7	89.2	(1.7)
EBITAS (excl SGARA) (A$m)	18.9	21.2	(10.8)
EBITAS/net sales revenue (%)	21.6%	23.5%	

1 Fiscal year 03 results restated based on fiscal year 04 actual exchange rates.

Europe Trade performance was influenced by the following factors:

- Strong volume growth of 15.3% was due to a 43.1% increase in UK volumes, partially offset by lower volumes in Ireland and Europe (down 6.7%). The UK business continued to make impressive distribution gains, with Eaglehawk (sub £5) and Wolf Blass (above £6) increasing their distribution presence in the UK market.
- UK volume growth reflects strengthened distribution presence of the Wolf Blass brand, with volumes increasing 25.8%. Eaglehawk displayed exceptionally strong growth, while the mainstream Wolf Blass brand also grew. The Wolf Blass brand has now entered the top 10 wine brands in the UK off licence trade at 10th position (15th last year) according to AC Nielsen rankings as at July 2004.
- Regional shipments were weaker, associated with weak trading conditions and continued distributor de-stocking (especially in Switzerland and Ireland). However, Wolf Blass depletions have continued to grow in Ireland and the brand has strengthened its 'number one by value' position. Kangaroo Ridge volumes increased in Europe associated with a full year's contribution from this brand.
- Weaker revenue growth was associated with mix factors (with the full year's inclusion of Kangaroo Ridge in Europe and the strong growth of Eaglehawk in the UK) and the increased presence within the multiple grocery channel sector in the UK.
- EBITAS performance was also affected by mix (Eaglehawk and Kangaroo Ridge volumes), a markedly weaker mainland Europe contribution, currency factors and continued investment in the establishment of marketing and sales infrastructure for the Europe region.
- Margins remained above 20%.

The focus in FY05 remains on growing distribution presence in the UK for Wolf Blass, as well as the Beringer portfolio. Increased marketing spend in FY05 will be focussed on brand building and distribution activities.

Wine Clubs

BBWE's Wine Clubs division sells wine directly to over one million members through its various Wine Clubs worldwide. The major components of the Clubs' business includes Cellarmaster (Australia), Pallhuber (Germany), BDVI (Netherlands and Belgium), Windsor and International Wine Accessories (United States), Cardmember (New Zealand) and Cellarmaster (CH/DE) (Switzerland and Germany).

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Clubs			
Volume ('000 9 L cases)	2,852	2,875	(0.8)
Net sales revenue (A$m)	373.4	409.2	(8.7)
EBITAS (excl SGARA) (A$m)	44.3	49.2	(10.0)
EBITAS/net sales revenue (%)	11.9%	12.0%	
ROCE (%)	8.9%	9.3%	-0.4 pts

Total Clubs EBITAS declined by 10.0% and by 6.9% on a constant FX basis. Volumes declined by 0.8%.

The principal factors influencing the performance of Clubs included:

- Varied results within the Club's portfolio from highly successful performance of the start-up Swiss business (Cellarmaster CH/DE); a stable performance from Cellarmaster Australia; and weaker contributions – largely reflecting economic and competitive trading conditions – for some of the European Clubs businesses (namely Pallhuber, Germany); lower earnings contribution from Cardmember (New Zealand) associated with higher volumes but lower pricing/margin outcomes; and evidence of some stabilisation in the performance of the Windsor business in the US.
- In Cellarmaster Australia, higher levels of acquisition expenditure resulted in moderate volume growth (3.6%), although product mix/margin factors affected earnings.
- The continuation of highly competitive trading conditions, in particular weak economic conditions in Europe, adversely affected BDVI Europe (Netherlands and Belgium) and Pallhuber (Germany).
- The new Cellarmaster CH/DE (Switzerland and Germany) had a successful year, increasing membership over 300% to 33,000, volumes over four-fold to 57,000 cases and generating a positive earnings contribution for the first time. This success was built on securing new major partnerships with Swiss Air, Viseca credit cards and Reader's Digest.
- In the US the focus within the Windsor business remains on building the direct-to-consumer component of this business. The IWA business acquired a major incremental customer base in May 2004 which it intends to fully utilise over FY05.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

12 months to 30 June	2004 $m	2003 $m	% Change
Wine Services			
Net sales revenue (A$m)	212.1	270.1	(21.5)
EBITA (A$m)	17.8	35.2	(49.4)
EBITAS/net sales revenue (%)	8.4%	13.0%	
ROCE (%)	9.5%	19.1%	–9.6 pts

The lower Wine Services result was due to the following factors:

- Lower earnings contribution as a result of a combination of a loss of a number of major bottling contracts, operational issues associated with bottling capacity restrictions as two new bottling lines were commissioned and lower bottling margins.
- Significantly reduced margins on the supply of dry goods, particularly glass, as margins were squeezed in a highly competitive environment.
- Lower earnings contribution associated with the loss of an imported glass agency and reduced packaging sales (including barrels) and loss of cork sales due to changes in suppliers.
- Cork inventory write-off of $2.5 million.

Lensworth

Lensworth is the Group's Australian residential property business.

12 months to 30 June	2004 $m	2003 $m	% Change
Earnings before interest, tax, amortisation and significant items	49.8	28.6	74.1

Stronger earnings reflect the mix of properties available for sale during the year and the strong Australian residential property market, particularly during the first half of 2004. These factors resulted in higher land sale prices from some of Lensworth's properties.

Foster's has indicated its intention to divest Lensworth and has commenced the process of investigating divestment options.

Outlook

Foster's Group expects to achieve moderate normalised EPS growth (single digit) in FY05.

Fiscal 05 will constitute a year of consolidation and increased investment in brand marketing and new product development, especially within the Wine Trade. This investment will occur prior to the achievement of the major proportion of the cost savings from the Wine Trade initiatives. Consequently, the Group expects to achieve moderate EPS growth (under 10%) in FY05. The Group's presentation to the financial markets (24 August 2004 – available on the Foster's website www.fostersgroup.com) contains additional information on the operating outlook for the main businesses in the Group.

Historical Summary

$ million	2000	2001	2002	2003	2004
Total operating revenue	3,468.1	4,505.3	5,164.0	5,262.4	5,835.1
Net sales revenue	3,124.8	4,026.3	4,527.5	4,637.8	3,908.1
Profit					
EBITAS					
• Beer – Australian	397.8	426.2	446.2	474.8	520.1
• Beer – International	7.3	25.4	31.4	39.4	43.6
• Wine	155.6	348.4	442.4	428.8	291.7
• Property	29.6	25.3	27.7	28.6	49.8
• Corporate	(45.1)	(53.1)	(67.7)	(56.2)	(59.6)
EBITAS (continuing business)	545.2	772.2	880.0	915.4	845.6
SGARA	13.1	25.7	44.2	(14.3)	(56.1)
EBITA (continuing business)	558.3	797.9	924.2	901.1	789.5
EBITA (discontinued operations) – ALH	111.1	105.9	114.4	122.3	39.5
EBITA (total business)	669.4	903.8	1,038.6	1,023.4	829.0
Significant items (before tax)	–	(30.3)	–	(151.6)	169.1
Net profit after tax (pre significant items)	427.8	490.7	560.9	568.1	469.4
Significant items (after tax and outside equity interests)	–	(25.5)	–	(105.2)	329.9
Net profit after tax (post significant items)	427.8	465.2	560.9	462.9	799.3
Average shares outstanding (million)	1,724.3	1,878.7	2,034.8	2,064.7	2,070.8
– fully diluted	1,733.2	1,988.5	2,176.4	2,206.1	2,071.8
Normalised earnings per share (cents)[1]	20.9	23.1	24.3	26.2	26.5
Basic earnings per share (cents)	24.4	24.7	27.4	22.3	38.6
Diluted earnings per share (cents)	24.4	24.2	26.7	21.9	38.6
Cash Flow					
EBITDAS (continuing business)	613.0	882.5	1,024.6	1,047.1	969.7
Operating cash flow	476.8	283.2	634.4	696.5	657.0
Asset sales and others	90.1	46.9	87.0	152.3	1,331.0
Capital expenditure	(209.8)	(322.9)	(285.0)	(309.8)	(290.6)
Investments	(264.1)	(2,323.1)	(129.8)	(200.7)	(102.3)
Dividend payments	(240.3)	(131.7)	(154.9)	(287.5)	(667.7)
Share buy-back/new issues	(104.6)	1,034.2	96.0	(39.3)	(514.2)
Outside equity interest	–	(0.4)	(3.3)	(2.6)	(0.6)
Net cash flow	(251.9)	(1,413.8)	244.4	8.9	412.6
Financial Strength					
Net debt (end period)	1,250.2	3,538.2	3,108.0	2,647.6	1,662.2
Total shareholders' equity	2,307.8	3,779.0	4,211.9	4,493.1	4,600.2
Book value per share ($)	1.3	1.9	2.0	2.1	2.3
Net tangible assets per share ($)	0.6	0.5	0.8	1.0	1.1
Net debt/equity (%) (end period)	54.2	93.6	73.8	58.9	36.1
EBITAS – interest paid cover (times) – pre significant items	10.1	5.1	5.5	6.8	11.8
Normalised operating cash flow before interest and tax/EBITDAS (continuing business) (%)	83.7	82.0	59.0	82.5	90.3
Shareholder Returns					
Dividend (cents per share)	14.50	15.50	17.00	18.75	19.25
Dividend cover (times)	1.7	1.5	1.6	1.2	2.1
Franking (%)	100.0	100.0	100.0	100.0	100.0
Return on equity (%)[2]	18.8	13.1	13.5	10.4	17.5
Dividend yield (%) (average price)	3.3	3.3	3.5	4.1	4.3
Earnings yield (%) (average price)[3]	4.8	4.9	5.0	5.8	5.9
Share prices					
– year high	4.74	5.73	5.58	4.95	4.89
– year low	4.02	3.98	4.53	4.16	4.17
– close	4.70	5.48	4.72	4.21	4.72
– average	4.34	4.74	4.88	4.53	4.46

1 Basic earnings excluding SGARA, significant items, discontinued operations and amortisation, expressed in cents per share.
2 Net profit before significant items as % of ordinary shareholders' funds.
3 Average share price as % of normalised earnings per share.

Statement of Financial Performance

Foster's Group Limited and its controlled entities Statement of Financial Performance for the financial year ended 30 June 2004

		Consolidated	
	Note	2004 $m	2003 $m
Net sales revenue	2	3,908.1	4,637.8
Cost of sales		(2,020.9)	(2,406.5)
Gross profit		1,887.2	2,231.3
Other operating revenue	2	1,783.7	478.5
Selling expenses		(454.2)	(567.4)
Marketing expenses		(343.8)	(313.5)
Distribution expenses		(106.6)	(121.8)
Administration expenses		(632.2)	(720.1)
Other expenses	3	(1,188.8)	(175.3)
Share of net profits of associates and joint ventures accounted for using the equity method		4.6	8.7
Earnings before interest and income tax		949.9	820.4
Interest revenue		143.3	146.1
Borrowing expenses		(238.2)	(299.3)
Net interest expense		(94.9)	(153.2)
Profit from ordinary activities before income tax		855.0	667.2
Income tax expense		(48.3)	(196.8)
Net profit		806.7	470.4
Net profit attributable to outside equity interest		(7.4)	(7.5)
Net profit attributable to members of Foster's Group Limited		799.3	462.9
Adjustment from change in accounting policy	1	–	151.3
Exchange differences on translation of financial report of foreign controlled entities, net of hedging		(47.3)	(34.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		(47.3)	117.0
Total changes in equity other than those resulting from transactions with owners as owners		752.0	579.9
Earnings per share (cents)	6		
Basic		38.6	22.3
Diluted		38.6	21.9

The Statement of Financial Performance should be read in conjunction with the accompanying notes and discussion and analysis.

Statement of Financial Position

Foster's Group Limited and its controlled entities Statement of Financial Position at 30 June 2004

	Consolidated	
	2004 $m	2003 $m
Current assets		
Cash assets	709.6	357.6
Receivables	692.1	1,429.3
Inventories	1,054.8	1,159.3
Other financial assets	0.1	–
Other current assets	55.8	55.1
Total current assets	2,512.4	3,001.3
Non-current assets		
Receivables	82.8	102.7
Inventories	552.6	571.8
Investments accounted for using the equity method	91.3	89.7
Other financial assets	76.9	1.9
Property, plant and equipment	2,142.5	2,771.8
Agricultural assets	265.3	328.5
Intangible assets	2,285.8	2,433.4
Deferred tax assets	387.0	247.7
Other non-current assets	46.5	40.1
Total non-current assets	5,930.7	6,587.6
Total assets	8,443.1	9,588.9
Current liabilities		
Payables	722.0	1,260.5
Interest bearing liabilities	1,112.2	770.9
Current tax liabilities	53.9	107.7
Provisions	172.1	131.7
Total current liabilities	2,060.2	2,270.8
Non-current liabilities		
Payables	126.4	183.8
Interest bearing liabilities	1,259.6	2,234.3
Deferred tax liabilities	307.8	326.3
Provisions	88.9	80.6
Total non-current liabilities	1,782.7	2,825.0
Total liabilities	3,842.9	5,095.8
Net assets	4,600.2	4,493.1
Equity		
Shareholders' interest		
Contributed equity	3,570.7	3,511.9
Reserves	(75.8)	18.3
Retained profits	1,060.5	910.7
Total parent entity interest	4,555.4	4,440.9
Outside equity interests in controlled entities	44.8	52.2
Total equity	4,600.2	4,493.1

The Statement of Financial Position should be read in conjunction with the accompanying notes and discussion and analysis.

Statement of Cash Flows

Foster's Group Limited and its controlled entities Statement of Cash Flows for the financial year ended 30 June 2004

	Consolidated	
	2004 $m	2003 $m
	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	6,110.8	7,150.0
Payments to suppliers, governments and employees	(5,127.3)	(6,039.7)
Dividends received	0.7	–
Interest received	160.0	146.8
Borrowing costs	(249.6)	(303.6)
Income taxes paid	(237.6)	(257.0)
Net cash flows from operating activities	657.0	696.5
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	–	(87.6)
Payments to acquire outside equity interest in controlled entities	(17.8)	(9.3)
Payments for property, plant, equipment and agricultural assets	(290.6)	(309.8)
Payments for acquisition of investments and other assets	(84.5)	(103.8)
Net proceeds from repayment of loans	6.8	109.4
Proceeds from sale of property, plant and equipment	11.6	42.9
Proceeds from sale of investments and other assets	1.0	–
Proceeds from sale of controlled entities	1,311.6	–
Net cash flows from investing activities	938.1	(358.2)
Cash flows from financing activities		
Payments for shares bought back	(514.8)	(41.2)
Proceeds from issue of shares and exercise of options	0.6	1.9
Proceeds from borrowings	30.5	163.7
Repayment of borrowings	(73.4)	(86.7)
Distributions to outside equity interest	(0.6)	(2.6)
Dividends paid	(667.7)	(287.5)
Net cash flows from financing activities	(1,225.4)	(252.4)
Total cash flows from activities	369.7	85.9
Cash at the beginning of the year	337.6	271.4
Effects of exchange rate changes on foreign currency cash flows and cash balances	(0.5)	(19.7)
Cash at the end of the year	706.8	337.6

The Statement of Cash Flows should be read in conjunction with the accompanying notes and discussion and analysis.

Discussion and Analysis

Discussion and Analysis of Consolidated Statement of Financial Performance

The net profit attributable to members of Foster's Group Limited for the year was $799.3 million representing an increase of 72.7% from the previous year's result of $462.9 million.

Included in the current year result were significant items totalling a net gain after tax of $329.9 million ($169.1 million before tax), whilst the 2003 result included a net significant loss of $105.2 million ($151.6 million before tax).

The current year significant items comprise a net gain on the divestment of the Australian Leisure & Hospitality (ALH) business of $551.9 million ($553.1 million before tax); net Lensworth provision releases and litigation recovery of $25.5 million ($34.7 million before tax); and net Treasury initiatives of $11.1 million ($14.7 million before tax). These gains were offset by significant costs arising from the Wine Trade Operational review of $177.7 million ($289.4 million before tax) and asset write-downs at the half year in the Wine business of $61.2 million ($119.0 million before tax); the International Beer business of $2.5 million ($3.0 million before tax) and net Corporate IT asset write-downs and superannuation contributions of $17.2 million ($22.0 million before tax).

The 2003 significant items of $105.2 million ($151.6 million before tax) comprised costs of the Carlton operational review, largely associated with the closure of the Kent Brewery, Sydney, by February 2005 of $108.2 million ($150.0 million before tax); a write-down to the carrying value of Carlton's prepaid sponsorships of $10.8 million ($15.4 million before tax); and a $13.8 million profit on the sale of properties in the UK by the Lensworth division (no tax effect).

Excluding the impact of the significant items, net profit after tax was $469.4 million, a decrease of 17.4% over the previous year's result. Note 3 provides further detail on the significant items.

Earnings before interest, tax, amortisation and significant items (EBITA) decreased 19% to $829.0 million, compared with $1,023.4 million in 2002/03. Amortisation expense was $68.2 million compared with $51.4 million in the previous year. Earnings before interest, tax and significant items decreased 21.7% to $760.8 million, compared with $972.0 million in the previous year.

Total operating revenue increased 10.9% from $5,262.4 million to $5,835.1 million. Net sales revenue for the year is $3,908.1 million, compared with $4,637.8 million for the previous year, a decrease of 15.7%.

Net interest expense has decreased from $153.2 million to $94.9 million. Current year net interest expense includes significant expense of $20.0 million.

The Group's tax expense (excluding significant items) was $209.1 million compared with $243.2 million in the previous corresponding period. The overall effective tax rate remains at the Australian corporate tax rate of 30%.

Basic earnings per share was 38.6 cents (2003: 22.3 cents) (refer to note 6).

Refer to the Segment Note (note 5) for profit from ordinary activities before income tax by industry segments.

Discussion and Analysis of Consolidated Statement of Financial Position

Consolidated net assets increased by $107.1 million during the year from $4,493.1 million to $4,600.2 million. Total assets decreased by $1,145.8 million from $9,588.9 million to $8,443.1 million.

The decrease in net assets is attributable to:

- a decrease in current and non-current receivables of $757.1 million, mainly attributable to the restructure of the Treasury hedge book (offset by a similar movement in accounts payable).
- a decrease in current and non-current inventory of $123.7 million, mainly associated with Wine inventory asset write-downs.
- a decrease in property, plant and equipment of $629.3 million mainly associated with the divestment of ALH.
- a decrease in agricultural assets of $63.2 million.
- a decrease in intangibles of $147.6 million.
- an increase in current and non-current provisions of $48.7 million.

Offset by:

- an increase in cash of $352.0 million.
- an increase in investments and other financial assets of $75.1 million, mainly due to 10% investment holding in ALH.
- an increase in equity accounted investments of $1.6 million.
- an increase in current and non-current other assets of $7.1 million.
- a decrease in current and non-current interest bearing liabilities of $633.4 million.
- a decrease in current and non-current accounts payable of $595.9 million mainly attributable to the restructure of the Treasury hedge book (offset by a similar movement in accounts receivable).
- an increase in deferred tax assets of $139.3 million.
- a decrease in net current and deferred tax liabilities of $72.3 million.

Contributed equity has increased by $58.8 million from $3,511.9 million to $3,570.7 million. The increase is due to:

- $468.0 million of shares issued on conversion of the exchangeable bonds.
- $91.1 million of shares issued under the dividend reinvestment plan.
- $20.5 million of shares issued under the employee share scheme.

Offset by:

- $216.5 million cost of the on-market buy-back of 48.2 million shares.
- $304.3 million cost of the off-market buy-back of 167.1 million shares.

Reserves have decreased by $94.1 million from a net $18.3 million credit balance to a net $75.8 million debit balance due to net movements in the exchange fluctuation reserve.

Return on net equity attributable to members of Foster's Group Limited after significant items was 17.5%, compared with 10.4% for the previous year.

Discussion and Analysis of Consolidated Statement of Cash Flows

Net cash inflows from operating activities was $657.0 million, a decrease of $39.5 million over the previous year.

Total investment and capital expenditure was $392.9 million, compared with $510.5 million in the previous year.

Notes to Financial Statements

Note 1 Basis of Preparation of Concise Financial Report

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the Consolidated Entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the Consolidated Entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the Consolidated Entity as the full financial report.

The concise financial report has been prepared on the basis of historical cost, except for grape vines, which are recognised at net market value.

Change in accounting estimates

The useful life of certain intangible assets of the Wine business was revised during the period reflecting the more competitive market conditions experienced by the business. The useful life of goodwill for certain Wine businesses was revised from 20 years to 10 years; the useful life of mailing lists was revised from 20 years to five years; and the useful life of certain brand names was revised. The revision to the estimate of useful life for these assets resulted in additional amortisation expense during the period of $18.4 million before tax.

Changes in Accounting Policies (2003)

The following changes in accounting policies were implemented in 2003.

AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets'

Australian accounting standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044.

Onerous contracts

Certain contracts held by the Group have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the economic benefits expected to be received. Under AASB 1044 a provision is required to be recognised for the excess of the unavoidable cost of the commitments and the expected future benefits.

A provision has been recognised in respect of onerous contracts which the Group has been able to reliably measure. These provisions primarily relate to onerous barrel supply contracts in the wine business and certain sponsorship and distribution contracts in the Australian Beer business.

The adoption of this new accounting standard requirement has resulted in an increase in 2003 consolidated provisions of $66.0 million, an increase in consolidated deferred tax assets of $24.8 million and a decrease in consolidated opening retained earnings at 1 July 2002 of $41.2 million.

Dividends

A provision for dividends was previously recognised for the amount that was proposed or declared as a dividend after reporting date. In accordance with the requirements of the accounting standard AASB 1044, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to reporting date.

The effect of the revised policy was to increase consolidated retained earnings at 1 July 2002 and decrease consolidated provisions by $194.5 million. No provision for dividend has been recognised for the year ended 30 June 2003 or 30 June 2004.

AASB 1028 'Employee Benefits'

Revised accounting standard AASB 1028 'Employee Benefits' resulted in a change in accounting policy for the measurement of employee entitlements liabilities. Previously the measurement of the provision for employee entitlements was based on current remuneration rates at the date of recognition of the liability. In accordance with the requirements of revised AASB 1028 the provision for employee entitlements is now measured based on the remuneration rates expected to be paid when the liability is settled. This change has resulted in an increase in 2003 consolidated employee entitlements provision of $2.9 million, an increase in 2003 consolidated deferred tax assets of $0.9 million and a decrease in consolidated opening retained earnings at 1 July 2002 of $2.0 million.

Note 2 Operating Revenue

	Consolidated 2004 $m	Consolidated 2003 $m
Net sales revenue		
Net beer sales (excluding royalties)	1,978.3	1,851.6
Net wine sales	1,599.5	1,953.9
Royalties	45.6	40.9
	3,623.4	3,846.4
Inter-segment sales	(15.9)	(10.5)
Continuing operations	3,607.5	3,835.9
Discontinued operations	321.9	894.6
Inter-segment sales	(21.3)	(92.7)
Net sales revenue	3,908.1	4,637.8
Other operating revenue		
Dividends	0.7	–
Property	245.3	198.6
Rent	1.4	6.1
Sale of assets	12.6	42.9
Proceeds on sale of controlled entities	1,320.2	–
SGARA	8.4	51.3
Other income	205.3	183.4
Inter-segment sales	(10.2)	(3.8)
Other operating revenue	1,783.7	478.5
	5,691.8	5,116.3
Interest revenue	143.3	146.1
Total operating revenue	5,835.1	5,262.4

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,825.3 million (2003 $2,060.2 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders and certain wine products. Other income mainly includes non-alcoholic beverage income, hop extract sales, bio-resources income and Wine Club membership fees.

Net sales revenue in 2003 has been restated from $4,731.5 million (as reported in the 2003 financial report) to $4,637.8 million due to the transfer of non-alcoholic beverage income of the Australian Beer business of $117.1 million and inter-segment sales of $3.8 million to 'other income' and the reclassification of $19.6 million for import duty tax of the International Beer business to cost of sales. The International Beer reclassification increases 2003 total operating revenue from $5,242.8 million (as reported in the 2003 financial report) to $5,262.4 million.

Other operating revenue, excluding interest income and inter segment sales, comprises $468.7 million from continuing operations (2003 $439.9 million) and $1,325.2 million from discontinued operations (2003 $42.4 million). Discontinued operations are further explained in note 4.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Note 3 Significant Items

Individually significant items included in profit from ordinary activities before income tax:

	Consolidated	
	2004 $m	2003 $m
(Tax effect nil unless otherwise stated)		
Divestment of ALH (tax expense applicable $1.2 million)	553.1	–
Treasury initiatives		
– Realignment of the foreign exchange book including the close-out of contracts extending to July 2006 (tax expense applicable $10.4 million)	34.7	–
– Financing cost due to the restructure of certain debt maturities and interest rate hedge risk (tax benefit applicable $6.8 million)	(20.0)	–
Treasury initiatives (tax expense applicable $3.6 million)	14.7	–
Lensworth release of provisions and litigation cost recovery (tax expense applicable $9.2 million)	34.7	
Wine Trade operational review		
– Excess inventory write-down (tax benefit applicable $62.3 million)	(155.8)	–
– Australian winery and US vineyard rationalisation (tax benefit applicable $7.8 million)	(24.1)	–
– Onerous grape supply contracts (tax benefit applicable $14.7 million)	(35.8)	–
– Onerous oak barrel lease contracts (tax benefit applicable $16.4 million)	(39.9)	
– Restructuring and other costs (tax benefit applicable $10.5 million)	(33.8)	–
Wine Trade operational review (tax benefit applicable $111.7 million)	(289.4)	–
Asset write-downs and other costs as reported at 31 December		
– Wine inventory write-down (tax benefit applicable $38.9 million)	(73.9)	–
– Other wine asset write-downs, Australian vineyard rationalisation and other costs (tax benefit applicable $18.9 million)	(45.1)	–
– International Beer costs and provisions (tax benefit applicable $0.5 million)	(3.0)	–
– Additional superannuation fund contributions and Group IT asset write-down (tax benefit applicable $4.8 million)	(22.0)	–
	(144.0)	–
Carlton operational review		
– Write down of property, plant and equipment (tax benefit applicable $25.0 million)	–	(83.4)
– Redundancy provision (tax benefit applicable $13.4 million)	–	(44.5)
– Other provisions (tax benefit applicable $0.1 million)	–	(11.1)
– Other costs (tax benefit applicable $2.7 million)	–	(9.1)
– Write-down of inventory (tax benefit applicable $0.6 million)	–	(1.9)
	–	(150.0)
Carlton write-down of prepaid sponsorships (tax benefit applicable $4.6 million)	–	(15.4)
Lensworth profit on disposal of UK properties (other operating revenue from property sales $17.1 million less other expenses $3.3 million)	–	13.8
Total significant items (tax benefit applicable $160.8 million; 2003 tax expense applicable $46.4 million)	169.1	(151.6)

Significant item expenditure has been predominantly disclosed in 'other expenses' in the statement of financial performance.

In May 2004 the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts to which hedge accounting had been previously applied had not been properly designated as hedges. As a consequence, hedge accounting was discontinued for these contracts this year. Of the realised gain of $34.7 million, an amount of $20.0 million refers to unrealised gains on outstanding forward exchange contracts (part of the US$ denominated contracts having a face value of $1,647.0 million) at 30 June 2003.

Note 4 Discontinued Operations

In November 2003 the Group successfully divested the Australian Leisure & Hospitality (ALH) business for gross proceeds of $1.5 billion. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverages strategy. Australian Leisure & Hospitality Group Limited was responsible for the operating business comprising the hotel, gaming and retail operations.
The operating business was sold by an initial public offer of ordinary shares in ALH, which is listed on the Australian Stock Exchange. The land and buildings on which ALH conducts a substantial part of its business were sold to Australian Leisure & Entertainment Property Group, a separate property trust also listed on the Australian Stock Exchange.

Financial performance and cash flow information for the Leisure & Hospitality segment for the current period to 5 November 2003 and the 12 months ended 30 June 2003, and financial position information at 30 June were as follows. Also refer segment information in note 5.

	2004 $m	2003 $m
Consolidated financial performance information		
Net sales revenue	321.9	894.6
Cost of sales	(145.2)	(415.1)
Gross profit	176.7	479.5
Other operating revenue	1,325.2	42.4
Selling expenses	(81.4)	(219.0)
Marketing expenses	(9.5)	(32.2)
Administration expenses	(52.7)	(150.5)
Other expenses	(767.0)	–
Earnings before interest and income tax	591.3	120.2
Net interest expense	–	–
Income tax expense	–	–
Net profit	591.3	120.2
Consolidated financial position information		
Cash assets	–	25.8
Receivables	–	8.3
Inventories	20.8	36.3
Other current assets	–	0.3
Total current assets	20.8	70.7
Property, plant and equipment	–	685.3
Intangible assets	–	50.6
Total non-current assets	–	735.9
Total assets	20.8	806.6
Payables	26.7	29.9
Provisions	1.4	13.0
Total current liabilities	28.1	42.9
Provisions	–	6.2
Total non-current liabilities	–	6.2
Total liabilities	28.1	49.1
Net assets	(7.3)	757.5
Consolidated cash flow information		
Cash flows related to operating activities		
Receipts from customers	473.1	1,363.5
Payments to suppliers, governments and employees	(436.2)	(1,216.4)
Net operating cash flows	36.9	147.1
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(10.5)	(95.4)
Proceeds from sale of property, plant and equipment	0.1	25.8
Proceeds from sale of controlled entities	1,311.6	–
Net investing cash flows	1,301.2	(69.6)
Cash flows related to financing activities		
Transfer of cash from discontinued operation	(1,363.9)	(109.6)
Net increase/(decrease) in cash held	(25.8)	(32.1)

Note 5 Segment Results

	Total assets		Total liabilities		Acquisition of property, plant & equipment, agricultural assets & intangibles		Depreciation and amortisation expense		Non-cash expenses other than depreciation amortisation	
	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m
Industry segments										
Australian Beer	1,971.7	1,850.7	322.8	332.1	171.9	128.7	50.4	55.8	17.8	174.9
International Beer	223.3	222.9	45.3	40.9	8.2	7.0	8.4	9.2	3.0	2.3
Wine	4,437.5	4,851.3	379.4	315.1	93.6	169.3	123.4	103.0	406.8	3.8
Property	315.5	299.1	114.2	120.8	0.5	10.5	0.9	0.8	4.2	–
Corporate	377.7	978.8	219.6	798.6	6.7	11.7	7.9	12.2	29.4	0.7
Continuing operations	7,325.7	8,202.8	1,081.3	1,607.5	280.9	327.2	191.0	181.0	461.2	181.7
Discontinued operations	20.8	780.8	28.1	49.1	10.5	95.3	13.9	32.4	28.7	9.3
	7,346.5	8,983.6	1,109.4	1,656.6	291.4	422.5	204.9	213.4	489.9	191.0
Unallocated										
Cash/Interest bearing liabilities	709.6	357.6	2,371.8	3,005.2						
Deferred tax assets/tax provisions	387.0	247.7	361.7	434.0						
	8,443.1	9,588.9	3,842.9	5,095.8						

	Total operating revenue		Inter segment sales		Net external operating revenue		Operating profit before income tax and significant items		Significant items		Profit from ordinary activities before income tax	
	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m
Industry segments												
Australian Beer	1,917.1	1,806.6	(31.5)	(96.5)	1,885.6	1,710.1	512.6	469.9	–	(165.4)	512.6	304.5
International Beer	253.9	237.1			253.9	237.1	42.2	38.6	(3.0)	–	39.2	38.6
Wine	1,640.0	2,038.1	(15.9)	(10.5)	1,624.1	2,027.6	177.8	371.1	(408.4)	–	(230.6)	371.1
Property	245.3	201.0			245.3	201.0	49.6	28.4	34.7	13.8	84.3	42.2
Corporate	35.8	3.5			35.8	3.5	(59.6)	(56.2)	12.7	–	(46.9)	(56.2)
Continuing operations	4,092.1	4,286.3	(47.4)	(107.0)	4,044.7	4,179.3	722.6	851.8	(364.0)	(151.6)	358.6	700.2
Discontinued operations	1,647.1	937.0			1,647.1	937.0	38.2	120.2	553.1	–	591.3	120.2
	5,739.2	5,223.3	(47.4)	(107.0)	5,691.8	5,116.3	760.8	972.0	189.1	(151.6)	949.9	820.4
Unallocated												
Interest revenue					143.3	146.1						
Net interest expense							(74.9)	(153.2)	(20.0)	–	(94.9)	(153.2)
					5,835.1	5,262.4	685.9	818.8	169.1	(151.6)	855.0	667.2

Note 5 Segment Results (continued)

	Total assets		Acquisition of property, plant & equipment, agricultural assets & intangibles		Net external operating revenue	
	2004 $m	2003 $m	2004 $m	2003 $m	2004 $m	2003 $m
Geographical segment						
Australia	3,964.6	4,433.6	237.8	214.8	2,584.8	2,182.7
Asia and Pacific	231.2	218.8	11.9	14.9	271.9	258.9
Europe	419.8	370.6	4.2	16.1	382.6	570.1
Americas	2,710.1	3,179.8	27.0	81.4	805.4	1,167.6
Continuing operations	7,325.7	8,202.8	280.9	327.2	4,044.7	4,179.3
Discontinued operations – Australia	20.8	780.8	10.5	95.3	1,647.1	937.0
	7,346.5	8,983.6	291.4	422.5	5,691.8	5,116.3
Unallocated						
Cash	709.6	357.6				
Deferred tax assets	387.0	247.7				
Interest revenue					143.3	146.1
	8,443.1	9,588.9	291.4	422.5	5,835.1	5,262.4

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic beverages. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $4.6 million (2003 $8.7 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $91.3 million (2003 $89.7 million).

International Beer 2003 total operating revenue has been restated by $19.6 million (refer note 2). Geographic segment total assets in 2003 have been reclassified by $98.0 million between 'Australia' and 'Europe' compared with previously reported balances.

Note 6 Earnings Per Share

	Consolidated	
	2004	2003
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	38.6	22.3
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	2,070,780	2,064,656
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	38.6	21.9
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	2,071,773	2,206,052
Comparatives have been restated to reflect the impact of bonus elements of shares.		

Earnings reconciliation	$m	$m
Net profit	806.7	470.4
Net profit attributable to outside equity interest	(7.4)	(7.5)
Deemed dividends on US$400.0 million exchangeable bonds	–	(2.9)
Earnings used to calculate basic earnings per share	799.3	460.0
Interest savings on exchangeable bonds	–	23.6
Earnings used to calculate diluted earnings per share	799.3	483.6

Note 7 Dividends

	FGL 2004 $m	FGL 2003 $m
Interim dividend of 8.75 cents per ordinary share paid 2 April 2004 (2003: 8.25 cents per ordinary share paid 2 April 2003)	175.8	170.4
Final dividend of 10.50 cents per ordinary share proposed by Directors to be paid 1 October 2004 (2003: 10.50 cents per ordinary share paid 1 October 2003)	209.9	217.7
Total dividend of 19.25 cents per ordinary share (2003: 18.75 cents per ordinary share)	385.7	388.1
The amount of dividends that have been or will be franked	759.5	367.8
Amount of franking credits available for the subsequent year	151.4	324.7
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	301.7	287.5
Off market buy-back	366.0	–
Satisfied by the issue of shares	91.2	72.5
Employee share plan loan repayment	0.6	4.9
Deemed dividends on exchangeable bonds	–	2.9
	759.5	367.8

The off-market buy-back included a fully franked dividend component of $2.19 per share totalling $366.0 million.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2004. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

Note 8 International Financial Reporting Standards

Foster's Group Limited will be required to adopt the Australian equivalents to International Financial Reporting Standards (IFRS) in its first fully IFRS compliant financial statements for the year ending 30 June 2006. In presenting its first year's IFRS report, the Group will be required to restate the comparative financial statements to amounts reflecting the application of IFRS. The majority of adjustments required on transition will be made, retrospectively, against opening retained profits.

The Group has completed a risk based assessment of the key business and compliance impacts expected to arise from changes in accounting policies to report in accordance with IFRS requirements.

The Group has a structured IFRS implementation project that facilitates the communication of the accounting changes to key management personnel and the determination of the financial impact on transition. The implementation project has dedicated resources and provides regular status reporting to the Audit and Risk Committee and external auditors.

At this stage the Company has not been able to reliably quantify the impacts on the financial report. To this point, the key changes in accounting policies that are expected are as follows:

Goodwill Potential impact on retained earnings at 1 July 2004. Elimination of amortisation will reduce expenses and increase earnings. Reduction in earnings may result in the event of impairment. A reliable estimation of the future financial effect has not yet been made.	Under AASB 3 'Business Combinations' amortisation of goodwill will be prohibited and instead will be subject to annual impairment testing, on a discounted basis. This will result in a change in the Group's accounting policy which currently amortises goodwill over the lessor of the period of time to which the benefits are expected to arise and 20 years.

Note 8 International Financial Reporting Standards (continued)

Brand names, mailing lists, patents and licences Initial impact on retained earnings and asset revaluation reserve at 1 July 2004. Elimination of amortisation of mailing lists will reduce expenses and increase earnings. Derecognition of internally generated brand names. Derecognition of internally generated mailing lists.	In accordance with AASB 138 'Intangible Assets,' internally generated brand names, such as the CUB beer brands, will be required to be derecognised, given that the standard does not allow recognition of internally generated intangibles. Furthermore, the standard will require internally generated mailing lists to be derecognised. The carrying value will only reflect the maintenance of customers on the list from the date of acquisition.
Financial Instruments Initial impact on retained earnings at 1 July 2004. Volatility in future earnings may result from measuring instruments at fair value.	Under AASB 139 'Financial Instruments: Recognition and Measurement', financial instruments will be required to be classified into five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not recognised on balance sheet.
Hedge Accounting Initial impact on retained earnings at 1 July 2004. Volatility in future earnings may result if effectiveness is not achieved. Reliable estimation of future financial effects of this change in accounting policy has not yet been measured.	Under AASB 139 'Financial Instruments: Recognition and Measurement,' all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in earnings.
Employee Benefits – Superannuation Initial impact on retained earnings at 1 July 2004. Volatility in future earnings.	Under AASB 119 'Employee Benefits', the Group will be required to recognise the net position of the defined benefit fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through retained profits as at 1 July 2004, with subsequent movements taken against earnings for the period. This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.
Share Based Payments Initial impact on retained earnings at 1 July 2004. Higher expenses.	Under AASB 2 'Share-based payments', share based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognise an expense in respect of these items.
Income Taxes Initial impact on retained earnings at 1 July 2004. Additional deferred tax assets and/or liabilities may be recognised.	Under AASB 112 'Income Taxes', tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability.

Note 8 International Financial Reporting Standards (continued)

Impairment of Assets Potential impact on retained earnings at 1 July 2004. Volatility in earnings may result in the event of impairment. A reliable estimation of the future financial effect is impracticable at this point, because the conditions under which impairment will be assessed are not yet known.	Under AASB 136 'Impairment of Assets', the recoverable amount of an asset is determined as the higher of net selling price and value in use. Under the new policy, impairment of assets testing will be required to be performed on a discounted future cash flow basis for each cash-generating unit. Currently the assessment of recoverable amount of non-current assets is made with reference to undiscounted cash flows.
Borrowing Costs Initial impact on retained earnings at 1 July 2004. Initially higher expenses.	Under AASB 123 'Borrowing costs' can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.

Note 9 Events occurring after reporting date

In July 2004 the Group announced that it had appointed external advisers to commence the divestment of Lensworth, the Group's residential property business. Lensworth is regarded as a non-core asset within the Group's premium branded beverages model. The successful resolution of the Emanual Group litigation in May 2004 allows the Group to pursue divestment options for this business.

The Group's on-market buy-back activity since 30 June 2004 to the date of this report resulted in 11.4 million ordinary shares being purchased by the Company at a cost of $52.9 million. The shares were bought back at prices ranging between $4.56 and $4.73 per ordinary share, at an average price of $4.65 per ordinary share.

A total of 1,210,400 fully paid ordinary shares will be issued to 73 participants under the 2000 offer of the Long Term Incentive Plan (LTIP).

Note 10 Remuneration of Auditors

	Consolidated	
	2004 $'000	2003 $'000
Amounts received, or due and receivable, by the auditors for:		
Auditing and reviewing the financial statements		
– auditors of FGL	3,384.0	2,878.0
– associated firms of FGL auditors	1,833.0	1,467.0
– other firms	15.0	14.0
Other assurance		
– auditors of FGL	128.0	346.0
– associated firms of FGL auditors	49.0	19.0
Financial due diligence		
– auditors of FGL	2,691.0	80.0
– associated firms of FGL auditors	–	27.0
Total audit and other assurance		
– auditors of FGL	6,203.0	3,304.0
– associated firms of FGL auditors	1,882.0	1,513.0
– other firms	15.0	14.0
	8,100.0	4,831.0
Taxation		
– auditors of FGL	2,436.0	2,997.0
– associated firms of FGL auditors	1,628.0	3,129.0
Other advisory		
– auditors of FGL	–	602.0
– associated firms of FGL auditors	41.0	–
Consulting		
– auditors of FGL	–	87.0
Total other services		
– auditors of FGL	2,436.0	3,686.0
– associated firms of FGL auditors	1,669.0	3,129.0
	4,105.0	6,815.0
Totals		
– auditors of FGL	8,639.0	6,990.0
– associated firms of FGL auditors	3,551.0	4,642.0
– other firms	15.0	14.0
	12,205.0	11,646.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Financial due diligence relates to audit related services provided to the Group with respect to the divestment of Australian Leisure & Hospitality.

During the year the Board decided that PricewaterhouseCoopers would no longer provide taxation services for the Group. A new taxation service advisor was engaged effective 1 January 2004. PricewaterhouseCoopers taxation services are now limited to transitional arrangements within stringent independence guidelines. These transitional arrangements are expected to continue until open tax periods are finalised.

The Audit and Risk Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit and Risk Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Independent Audit Report

Independent audit report to the members of Foster's Group Limited

Audit opinion

In our opinion, the concise financial report of Foster's Group Limited for the year ended 30 June 2004 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports.*

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and Directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements for the Foster's Group Limited (the Company) for the year ended 30 June 2004.

The Directors of the Company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We also performed an independent audit of the full financial report of the Company for the financial year ended 30 June 2004. Our audit report on the full financial report was signed on 24 August 2004, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
24 August 2004

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of Shareholders and Shareholdings

Holding of Securities

Listed Securities 24 August 2004	No. of Holders	No. of Shares	% Held by top 20
Fully Paid Ordinary Shares	180,084	1,997,457,735	67.23

Unlisted Securities 24 August 2004	Issue Number	No. of Holders	No. of Shares
Ordinary Shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
Total			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Options – 24 August 2004

Options issued under the 1987 Foster's Employee Share Plan

Employee Options Exercisable at:	No. of Shares if Options Exercisable
$2.12 per share	1,250,000
$2.36 per share	320,000
$2.48 per share	420,000
Total	1,990,000

The above options are held by FBG Incentive Pty Ltd as trustee for three participants in the 1987 Foster's Employee Share Plan.

Distribution of Holdings – 24 August 2004

Size of Holding	Number
1 – 1,000	57,491
1,001 – 5,000	95,223
5,001 – 10,000	17,512
10,001 – 100,000	9,571
100,001 and over	287
Total	180,084

Of these, 6,817 shareholders held less than a marketable parcel of $500 worth of shares (109 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 24 August 2004 was used to determine the number of shares in a marketable parcel.

Twenty Largest Shareholders – 24 August 2004

Shareholder	No. of Fully Paid Ordinary Shares	% of Fully Paid Ordinary Shares
J P Morgan Nominees Australia Limited	347,382,233	17.39
Westpac Custodian Nominees Limited	338,912,617	16.97
National Nominees Limited	278,684,201	13.95
RBC Global Services Australia Nominees Pty Limited	90,169,953	4.51
Citicorp Nominees Pty Limited	71,097,025	3.56
ANZ Nominees Limited	62,066,632	3.11
Cogent Nominees Pty Limited	30,161,665	1.51
HSBC Custody Nominees (Aust) Ltd	25,677,273	1.29
Queensland Investment Corporation	24,209,087	1.21
AMP Life Limited	22,553,194	1.13
Argo Investments Limited	7,199,721	0.36
Health Super Pty Ltd	6,730,481	0.34
Australian Foundation Investment Company Limited	6,526,502	0.33
Suncorp Custodian Services Pty Limited	5,931,831	0.30
Bond Street Custodians Limited	5,415,598	0.27
Government Superannuation Office	4,618,438	0.23
CSS Board & PSS Board	4,323,416	0.22
Perpetual Trustee Company Limited	4,001,238	0.20
Westpac Financial Services Limited	3,883,583	0.19
UBS Private Clients Australia Nominees Pty Ltd	3,324,076	0.17
Total	1,342,868,764	67.23

Substantial Shareholders – 24 August 2004

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act 2001.

The Capital Group Companies Inc	233,286,602
Delaware International Advisers Limited	174,756,682
Maple-Brown Abbott Limited	101,004,761

Shareholder Information

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Monday, 25 October 2004, at 11.00 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listings

Shares of Foster's are listed under the symbol 'FGL' on the Australian Stock Exchange. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System) which allows settlement of on-market transactions without having to rely on paper documentation. Shareholders seeking more information about CHESS should contact their stockbroker or the Australian Stock Exchange.

The shares in Foster's are also listed on the London Stock Exchange. American Depositary Receipts, sponsored by the Bank of New York, can be purchased through brokers in the USA.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Australian callers 24 hour 7 day service: 1300 134 708
Telephone: +61 3 9415 4000
Facsimile: +61 3 9473 2500
(+61 3 9473 2469 only for faxing Proxy Forms)
E-mail: web.queries@computershare.com.au
Internet: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

In the United Kingdom, questions can be directed to:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Telephone within the United Kingdom: 0870 702 0003
Facsimile within the United Kingdom: 0870 703 6101

For enquiries relating to the operations of the Company, please contact the Foster's Group Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
E-mail: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com

Written correspondence should be directed to:

Vice President Investor Relations
Foster's Group Limited
GPO Box 753F
Melbourne Victoria 3001

Dividends

A final dividend of 10.5 cents per share will be paid on 1 October 2004 to shareholders registered on 7 September 2004. For Australian tax purposes, the dividend will be 100% franked at the 30% company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct Credit and Dividend Reinvestment Plan forms are available on request from the share registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details.

Change of Address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Key Dates

7 September 2004
Record date (books closing) for 2003/2004 final dividend

1 October 2004
Final dividend for 2003/2004 payable

25 October 2004
Annual General Meeting

8 February 2005*
Announcement of profit result for half year ending 31 December 2004

7 March 2005*
Record date (books closing) for 2004/2005 interim dividend

4 April 2005*
Interim dividend for 2004/2005 payable

30 June 2005
End of financial year

23 August 2005*
Announcement of profit result for the year ending 30 June 2005

* Likely dates. Subject to confirmation.

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Peter A Bobeff

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

Our sincerest thanks to Paul Mathis and the team at 'Transport' for allowing us to use their venue for photography (see pages 6 and 9).
We would also like to thank our employees Charles 'Chilly' Hargrave and Chris McKinnon for appearing in this Concise Report (see page 11).

FOSTER'S
GROUP
Inspiring Global Enjoyment

FOSTER'S
GROUP

It's where you are

Foster's Group Limited
Part of the moment


FOSTER'S
Pink
CARLTON DRAUGHT

Financial Report 2004

Foster's Group Limited
Financial Statements
Year ended 30 June 2004

Contents

Foster's Group Limited ABN 49 007 620 886

Statements of Financial Performance

Foster's Group Limited and its controlled entities
Statements of Financial Performance for the financial year ended 30 June

	Note	FGL 2004 $m	FGL 2003 $m	Consolidated 2004 $m	Consolidated 2003 $m
Net sales revenue	2			**3,908.1**	4,637.8
Cost of sales				**(2,020.9)**	(2,406.5)
Gross profit				**1,887.2**	2,231.3
Other operating revenue	2, 4	**1,248.9**	471.7	**1,783.7**	478.5
Selling expenses				**(454.2)**	(567.4)
Marketing expenses				**(343.8)**	(313.5)
Distribution expenses				**(106.6)**	(121.8)
Administration expenses		**(37.5)**	(54.4)	**(632.2)**	(720.1)
Other expenses	4	**(20.0)**	-	**(1,188.8)**	(175.3)
Share of net profits of associates and joint ventures accounted for using the equity method	13			**4.6**	8.7
Earnings before interest and income tax		**1,191.4**	417.3	**949.9**	820.4
Interest revenue	2	**142.4**	130.7	**143.3**	146.1
Borrowing expenses	3	**(37.4)**	(29.8)	**(238.2)**	(299.3)
Net interest (expense) / income		**105.0**	100.9	**(94.9)**	(153.2)
Profit from ordinary activities before income tax		**1,296.4**	518.2	**855.0**	667.2
Income tax expense	6	**(168.9)**	(276.0)	**(48.3)**	(196.8)
Net profit		**1,127.5**	242.2	**806.7**	470.4
Net profit attributable to outside equity interest				**(7.4)**	(7.5)
Net profit attributable to members of Foster's Group Limited		**1,127.5**	242.2	**799.3**	462.9
Adjustment from change in accounting policy	1, 23	**-**	201.2	**-**	151.3
Exchange differences on translation of financial report of foreign controlled entities, net of hedging	23			**(47.3)**	(34.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		**-**	201.2	**(47.3)**	117.0
Total changes in equity other than those resulting from transactions with owners as owners		**1,127.5**	443.4	**752.0**	579.9
Earnings per share (cents)	8				
Basic				**38.6**	22.3
Diluted				**38.6**	21.9

The statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

Foster's Group Limited and its controlled entities
Statements of Financial Position at 30 June

	Note	FGL 2004 $m	FGL 2003 $m	Consolidated 2004 $m	Consolidated 2003 $m
Current assets					
Cash assets	10	**0.2**	0.1	**709.6**	357.6
Receivables	11	**5,643.6**	5,063.6	**692.1**	1,429.3
Inventories	12			**1,054.8**	1,159.3
Other financial assets	14			**0.1**	-
Other current assets	18	**2.6**	2.3	**55.8**	55.1
Total current assets		**5,646.4**	5,066.0	**2,512.4**	3,001.3
Non-current assets					
Receivables	11	**75.3**	91.9	**82.8**	102.7
Inventories	12			**552.6**	571.8
Investments accounted for using the equity method	13			**91.3**	89.7
Other financial assets	14	**679.9**	682.9	**76.9**	1.9
Property, plant and equipment	15	**20.0**	23.9	**2,142.5**	2,771.8
Agricultural assets	16			**265.3**	328.5
Intangible assets	17			**2,285.8**	2,433.4
Deferred tax assets		**94.6**	105.2	**387.0**	247.7
Other non-current assets	18			**46.5**	40.1
Total non-current assets		**869.8**	903.9	**5,930.7**	6,587.6
Total assets		**6,516.2**	5,969.9	**8,443.1**	9,588.9
Current liabilities					
Payables	19	**1,397.3**	1,269.5	**722.0**	1,260.5
Interest bearing liabilities	20	**661.5**	632.8	**1,112.2**	770.9
Current tax liabilities		**40.4**	84.5	**53.9**	107.7
Provisions	21	**5.6**	4.3	**172.1**	131.7
Total current liabilities		**2,104.8**	1,991.1	**2,060.2**	2,270.8
Non-current liabilities					
Payables	19	**55.6**	91.9	**126.4**	183.8
Interest bearing liabilities	20			**1,259.6**	2,234.3
Deferred tax liabilities		**138.1**	159.7	**307.8**	326.3
Provisions	21	**4.0**	3.5	**88.9**	80.6
Total non-current liabilities		**197.7**	255.1	**1,782.7**	2,825.0
Total liabilities		**2,302.5**	2,246.2	**3,842.9**	5,095.8
Net assets		**4,213.7**	3,723.7	**4,600.2**	4,493.1
Equity					
Shareholders' interest					
Contributed equity	22	**3,570.7**	3,448.7	**3,570.7**	3,511.9
Reserves	23			**(75.8)**	18.3
Retained profits	23	**643.0**	275.0	**1,060.5**	910.7
Total parent entity interest		**4,213.7**	3,723.7	**4,555.4**	4,440.9
Outside equity interests in controlled entities	24			**44.8**	52.2
Total equity		**4,213.7**	3,723.7	**4,600.2**	4,493.1

The statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Foster's Group Limited and its controlled entities
Statements of Cash Flows for the financial year ended 30 June

	Note	FGL 2004 $m Inflows/ (Outflows)	FGL 2003 $m Inflows/ (Outflows)	Consolidated 2004 $m Inflows/ (Outflows)	Consolidated 2003 $m Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				**6,110.8**	7,150.0
Payments to suppliers, governments and employees		**(69.7)**	(47.7)	**(5,127.3)**	(6,039.7)
Dividends received		**1,248.1**	450.0	**0.7**	-
Interest received				**160.0**	146.8
Borrowing costs		**(4.4)**	-	**(249.6)**	(303.6)
Income taxes paid		**(221.3)**	(156.8)	**(237.6)**	(257.0)
Net cash flows on behalf of controlled entities		**(1,248.1)**	(450.0)		
Net cash flows from operating activities	30	**(295.4)**	(204.5)	**657.0**	696.5
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	30			**-**	(87.6)
Payments to acquire outside equity interest in controlled entities	30			**(17.8)**	(9.3)
Payments for property, plant, equipment and agricultural assets		**(6.6)**	(11.6)	**(290.6)**	(309.8)
Payments for acquisition of investments/other assets	30			**(84.5)**	(103.8)
Net proceeds from repayment of loans		**6.3**	109.5	**6.8**	109.4
Proceeds from sale of property, plant and equipment				**11.6**	42.9
Proceeds from sale of investments and other assets				**1.0**	-
Proceeds from sale of controlled entities	5			**1,311.6**	-
Net cash flows from investing activities		**(0.3)**	97.9	**938.1**	(358.2)
Cash flows from financing activities					
Payments for shares bought back	22	**(514.8)**	(41.2)	**(514.8)**	(41.2)
Proceeds from issue of shares and exercise of options	22	**0.6**	1.9	**0.6**	1.9
Proceeds from borrowings	20			**30.5**	163.7
Repayment of borrowings	20			**(73.4)**	(86.7)
Distributions to outside equity interest				**(0.6)**	(2.6)
Dividends paid	9	**(667.7)**	(287.5)	**(667.7)**	(287.5)
Net cash flows on behalf of controlled entities		**1,479.6**	432.7		
Net cash flows from financing activities		**297.7**	105.9	**(1,225.4)**	(252.4)
Total cash flows from activities	20	**2.0**	(0.7)	**369.7**	85.9
Cash at the beginning of the year		**(1.8)**	(1.1)	**337.6**	271.4
Effects of exchange rate changes on foreign currency cash flows and cash balances				**(0.5)**	(19.7)
Cash at the end of the year	30	**0.2**	(1.8)	**706.8**	337.6

The statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

General

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of the Corporations Act 2001, Australian accounting standards and Urgent Issues Group Consensus Views.

The financial report has been prepared on the basis of historical cost, except for agricultural assets which are recognised at net market value. The accounting policies adopted are consistent with those of the previous year.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group'), comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 36.

Change in accounting estimates

The useful life of certain intangible assets of the Wine business was revised during the period reflecting the more competitive market conditions experienced by the business. The useful life of goodwill for certain Wine businesses was revised from 20 years to 10 years; the useful life of mailing lists was revised from 20 years to 5 years and the useful life of certain brand names was revised. The revision to the estimate of useful life for these assets resulted in additional amortisation expense during the period of $18.4 million before tax.

Changes in Accounting Policies (2003)

The following changes in accounting policies were implemented in 2003.

AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"

Australian accounting standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" contains recognition, measurement and disclosure requirements for provisions. Australia did not have a general accounting standard on provisions prior to AASB 1044.

Onerous contracts

Certain contracts held by the Group have been identified as onerous, whereby the unavoidable costs of meeting the obligations under these contracts exceed the economic benefits expected to be received. Under AASB 1044 a provision is required to be recognised for the excess of the unavoidable cost of the commitments and the expected future benefits.

A provision has been recognised in respect of onerous contracts which the Group has been able to reliably measure. These provisions primarily relate to onerous barrel supply contracts in the Wine business and certain sponsorship and distribution contracts in the Australian Beer business.

The adoption of this new accounting standard requirement has resulted in an increase in 2003 consolidated provisions of $66.0 million (FGL nil), an increase in consolidated deferred tax assets of $24.8 million (FGL $6.1 million) and a decrease in consolidated opening retained earnings at 1 July 2002 of $41.2 million (increase in FGL $6.1 million).

Dividends

A provision for dividends was previously recognised for the amount that was proposed or declared as a dividend after reporting date. In accordance with the requirements of the accounting standard AASB 1044, a provision for dividends will only be recognised at the reporting date where the dividends have been declared, determined or publicly recommended prior to reporting date.

The effect of the revised policy was to increase consolidated retained earnings at 1 July 2002 and decrease consolidated provisions by $194.5 million (FGL $194.5 million). No provision for dividend has been recognised for the year ended 30 June 2003 or 30 June 2004.

AASB 1028 "Employee Benefits"

Revised accounting standard AASB 1028 "Employee Benefits" resulted in a change in accounting policy for the measurement of employee entitlements liabilities. Previously the measurement of the provision for employee entitlements was based on current remuneration rates at the date of recognition of the liability. In accordance with the requirements of revised AASB 1028 the provision for employee entitlements is now measured based on the remuneration rates expected to be paid when the liability is settled. This change has resulted in an increase in 2003 consolidated employee entitlements provision of $2.9 million (FGL $0.3 million), an increase in 2003 consolidated deferred tax assets of $0.9 million (FGL $0.9 million) and a decrease in consolidated opening retained earnings at 1 July 2002 of $2.0 million (increase in FGL $0.6 million).

Revenue and Receivables

Amounts disclosed as operating revenue are net of sales discounts, duties and taxes. All receivables are regularly reviewed and doubtful debts are provided for where necessary. Revenue and receivables are recognised for the major business activities as follows:

Beer

Sales are recorded when the goods leave the warehouse. Credit terms for beer and cider transactions are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit transactions.

Discontinued operations - Leisure and Hospitality

Sales are recorded when the customer receives the goods or services.

Wine

A trade sale is recorded when goods leave the warehouse for delivery to the customer. Trade customers are generally provided 30 days credit from the date of invoice.

Note 1 Summary of significant accounting policies (continued)

Wine club sales are recorded when the goods are delivered to the customer. Credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank account.

Revenue from wine packaging services is recognised when goods are despatched to the customer. Bottling services are generally invoiced as the product is complete. Storage and warehouse fees are charged at the end of each month. Trading terms are generally 30 days from the end of the month of invoice.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Interest income

Interest income is recognised as the interest accrues on a time basis, with reference to the effective interest rate applicable on the asset.

Royalty income

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividend income

Dividend income is recognised when the right to receive payment is established.

Cash

Cash consists of cash at bank, on hand and in transit, and on short-term deposit and investments in money market instruments, net of outstanding bank overdrafts.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising prime costs and an appropriate proportion of fixed and variable overhead expenses.

Net realisable value represents the estimated selling price less costs of completion and costs to be incurred in marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on the Group's sales projections for the ensuing year. Non-current wine stocks include the cost of production and capitalised interest.

Properties held for development and sale are carried at the lower of cost and net realisable value, as determined by Directors. Cost includes the cost of acquisition, development and holding costs such as rates and taxes. In assessing net realisable value, consideration is given to the future cash flows expected to derive from property projects.

Recoverable Amounts of Non-Current Assets

The carrying amounts of all non-current assets have been reviewed and, where appropriate, relevant assets have been written down to their recoverable amount (from future use and/or disposal as appropriate). In assessing recoverable amount, the Directors have elected not to take into account the effect of discounting expected net cash flows to their present value.

Investments

Associates

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Under this method, the Group's share of post acquisition profits or losses of associates, where material, is recognised in the consolidated statement of financial performance and the share of movements in post acquisition reserves of associates is recognised in the Group's consolidated reserves. Associates are those entities over which the Group has significant influence, but not control. Investments in associates are carried at the lower of cost and recoverable amount.

Partnerships

Interests in partnerships are accounted for using equity accounting principles in the consolidated financial statements. The interest is carried at the lower of the equity carrying amount and recoverable amount. The equity carrying amount is cost plus the Company's share of the partnership's result less drawings. The Company's share of the partnership's result is included in profit for the year.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount.

Other

The Group's interests in shares and other investments are included in the financial statements at the lower of cost and recoverable amount. Dividends and other distributions from these investments are recognised in the statement of financial performance when received.

Leasing

Leases classified as operating leases are not capitalised and lease rental payments are charged against profits as incurred. Where an asset is acquired by means of a finance lease, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis so as to write the asset off over the period of the lease or its estimated useful economic life. The liability in respect of capitalised leases is reduced by the principal component of each lease payment and the interest component is expensed.

Note 1 Summary of significant accounting policies (continued)

Property, plant and equipment

Plant and equipment is depreciated by the Group so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as Projects in Progress at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, borrowing costs incurred during construction and an appropriate proportion of variable and fixed overhead.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements (representing average lease term)	4.0%
Plant and equipment	2.5% - 40.0%

Intangible Assets

Brand names, patents and licences

Brand names, patents and licences are included in the financial statements at the lower of cost and recoverable amount. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The carrying value of these brands is reviewed each year to ensure that it is not in excess of recoverable amount. An independent valuation of the brand names was last completed at 30 June 2003.

Expenditure incurred in developing, maintaining or enhancing brand names is written off against profit from ordinary activities in the year in which it is incurred.

The Directors believe that any depreciable amounts of the Group's brand names is negligible based on expected residual values compared with carrying values and that the useful lives of the brands are ordinarily of such duration that any amortisation charge on the brands would be immaterial. Useful lives of brand names are reviewed annually and an amortisation charge is recognised where there is a material change to expected useful lives.

Goodwill

Goodwill on acquisition is capitalised and amortised on a straight line basis over the lesser of the period of time during which the benefits are expected to arise and twenty years. The carrying value of each item of goodwill is reviewed annually.

Mailing lists

Mailing lists in the Wine business are included in the financial statements at the lower of cost and recoverable amount. An independent valuation of the mailing lists was last completed at 30 June 2003. The carrying value of mailing lists are reviewed annually and amortised over the lessor of the period of time during which the benefits are expected to arise and five years.

Agricultural assets

Agricultural assets comprise grape vines and olive trees. These assets are measured at net market value with any change in net market value during the period recognised in the statement of financial performance. Costs incurred in maintaining agricultural assets are recognised as expenses when incurred. The net market value of picked grapes and olives is recognised as revenue in the statement of financial performance in the period of harvest, in accordance with AASB 1037 'Self-Generating and Regenerating Assets (SGARA)'.

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition.

Interest Bearing Liabilities

Bank loans are carried at their principal amounts. Bank bills are carried at the amount which represents the present value of future cash flows. Interest is accrued over the period it becomes due and that part not paid is recorded as part of other creditors.

Certain bank loans denominated in foreign currency are hedged through various forms of foreign exchange hedge contracts. The loans and contracts have been valued at the exchange rate at reporting date. As a result of the reporting date exchange rates being different to the hedge contract exchange rates, a receivable from or payable to the relevant hedge contract counterparty arises, and has been included in 'receivables' or 'payables' and 'interest bearing liabilities' in the statement of financial position, as applicable.

Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred except where they are included in the cost of qualifying assets. Borrowing costs include interest expense, amortisation and discounts, premiums and other ancillary costs incurred in connection with the arrangements of borrowings.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average of borrowing costs that could have been avoided if the expenditure on qualifying assets had not been undertaken, in this case 4.7% (2003: 4.3%).

Note 1 Summary of significant accounting policies (continued)

Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade payables are normally settled within 60 days.

Employee Benefits

Wages, salaries, annual leave and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave, termination benefits, bonuses and other current employee entitlements are accrued at undiscounted amounts, calculated at rates expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Employee share and option plans

Shares issued to employees under the Long Term Incentive Plan are recognised at nil cost.

Shares issued on the exercise of options previously issued to employees as remuneration for past services are recognised at the fair value of consideration received.

Superannuation plan

Contributions to defined benefit superannuation plans are recognised as an expense as the obligation arises.

Provisions

Provisions are recognised when a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition, where the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits expected to be received.

Derivative Financial Instruments

The Group utilises derivative financial instruments, solely for hedging purposes, in the normal course of actively managing its exposures to fluctuations in interest and exchange rates.

All material foreign currency exposures are hedged. Gains and losses on hedges covering foreign exchange exposures in respect of specific purchase and sale agreements are deferred and included in the determination of the amounts at which the transactions are brought to account.

The net effect of interest rate swap agreements is included in the calculation of net interest. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Refer to note 32 for further discussion on specific use of derivative financial instruments.

Other Financial Instruments

Where the financial instruments are redeemable but either the holder or the Company has an option to convert them into ordinary shares of the Company, they are classified as compound instruments. The liability component is measured as the present value of the principal and interest obligations, discounted at the prevailing market rate for a similar liability that does not have an equity component. The residual of the net proceeds received on issuing the instrument is classified as equity.

Interest on compound instruments is determined based on the liability component and includes the actual interest paid to holders. The liability accretes over the life of the instruments to the original face value if they are not previously converted. There are no dividends associated with the equity component.

Foreign Currencies

All figures in the accompanying financial statements and notes are expressed in Australian currency unless specifically identified as being otherwise.

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction.

Foreign currency balances arising from those transactions are translated at the exchange rates at reporting date.

Note 1 Summary of significant accounting policies (continued)

Gains and losses resulting from trading transactions are included in the determination of the profit or loss for the year.

Financial statements of foreign controlled entities have been converted to Australian currency at reporting date using the current rate method. Gains and losses arising from conversion of financial statements of foreign controlled entities using this method on consolidation and on inter-entity accounts with foreign controlled entities and on hedges of investments in foreign controlled entities are taken directly to the foreign currency translation reserve.

Where anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as originally designated, the gains and losses that arise on the hedge prior to the redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is no longer expected to occur as originally designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

Income Tax

The Group uses the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the Statement of Financial Position as a future income tax benefit or a provision for deferred income tax. No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 2 Operating revenue

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Net sales revenue				
net beer sales (excluding royalties)			**1,978.3**	1,851.6
net wine sales			**1,599.5**	1,953.9
royalties			**45.6**	40.9
			3,623.4	3,846.4
inter-segment sales			**(15.9)**	(10.5)
continuing operations			**3,607.5**	3,835.9
discontinued operations			**321.9**	894.6
inter-segment sales			**(21.3)**	(92.7)
Net sales revenue			**3,908.1**	4,637.8
Other operating revenue				
dividends	**1,248.1**	450.0	**0.7**	-
property			**245.3**	198.6
rent			**1.4**	6.1
sale of assets			**12.6**	42.9
proceeds on sale of controlled entities			**1,320.2**	-
SGARA			**8.4**	51.3
other income	**0.8**	21.7	**205.3**	183.4
inter-segment sales			**(10.2)**	(3.8)
Other operating revenue	**1,248.9**	471.7	**1,783.7**	478.5
	1,248.9	471.7	**5,691.8**	5,116.3
interest revenue	**142.4**	130.7	**143.3**	146.1
Total operating revenue	**1,391.3**	602.4	**5,835.1**	5,262.4

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,825.3 million (2003: $2,060.2 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders and certain wine products. Other income mainly includes non-alcoholic beverage income, hop extract sales, bio-resources income and wine club membership fees.

Net sales revenue in 2003 has been restated from $4,731.5 million (as reported in the 2003 financial report) to $4,637.8 million due to the transfer of non-alcoholic beverage income of the Australian Beer business of $117.1 million and inter-segment sales of $3.8 million to "other income" and the reclassification of $19.6 million for import duty tax of the International Beer business to cost of sales. The International Beer reclassification increases 2003 total operating revenue from $5,242.8 million (as reported in the 2003 financial report) to $5,262.4 million.

Other operating revenue, excluding interest income and inter-segment sales, comprises $468.7 million from continuing operations (2003: $439.9 million) and $1,325.2 million from discontinued operations (2003: $42.4 million). Discontinued operations are further explained in Note 5.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Note 3 Profit from ordinary activities

Profit from ordinary activities before income tax, including significant items, has been arrived at after (charging) and crediting:

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
interest received from				
- controlled entities	**142.4**	130.7		
- other related parties				
- other persons			**143.3**	146.1
	142.4	130.7	**143.3**	146.1
interest costs				
- controlled entities	**(33.1)**	(29.8)		
- other related parties				
- other persons	**(4.3)**	-	**(238.8)**	(301.1)
	(37.4)	(29.8)	**(238.8)**	(301.1)
Interest capitalised on qualifying assets			**19.7**	17.1
amortisation of interest capitalised on qualifying assets			**(19.1)**	(15.3)
	(37.4)	(29.8)	**(238.2)**	(299.3)
net interest (expense)/income	**105.0**	100.9	**(94.9)**	(153.2)
depreciation of				
- freehold buildings and improvements			**(14.2)**	(19.4)
- leasehold buildings and improvements	**(1.3)**	(1.3)	**(7.6)**	(6.9)
- plant and equipment	**(3.5)**	(3.2)	**(114.9)**	(135.7)
	(4.8)	(4.5)	**(136.7)**	(162.0)
amortisation of				
- goodwill			**(50.8)**	(47.2)
- other intangibles			**(17.4)**	(4.2)
			(68.2)	(51.4)
amounts to provisions for				
- doubtful debts - trade debtors			**1.7**	(1.9)
- employee entitlements	**(1.1)**	(0.7)	**(35.6)**	(66.8)
- other	**-**	-	**(120.4)**	(10.8)
write-down in value of inventories			**(232.0)**	(2.6)
reversal of previous inventory write-downs			**23.7**	1.3
bad debts written-off trade debtors			**(7.2)**	(3.7)
rental expense relating to operating leases	**(1.0)**	(0.9)	**(75.4)**	(81.8)
defined benefit superannuation expense	**(12.5)**	(1.4)	**(44.1)**	(7.6)
Recoverable amount write-down				
- property, plant and equipment	**(12.5)**	-	**(59.6)**	(83.4)
- other assets			**(6.7)**	(15.4)
net profit on disposal of				
- property, plant and equipment			**(2.4)**	9.6
- intangibles			**(0.3)**	-
- controlled entities			**581.5**	-
foreign exchange gains, net of losses	**0.3**	(1.1)	**36.7**	4.5
dividends received from				
- controlled entities	**1,248.1**	450.0		
- other persons			**0.7**	-

Note 4 Significant items

Individually significant items included in profit from ordinary activities before income tax:

	FGL		Consolidated	
	2004 $m	2003 $m	**2004 $m**	2003 $m
(tax effect nil unless otherwise stated)				
Divestment of ALH (tax expense applicable $1.2 million)			**553.1**	-
Treasury initiatives				
- realignment of the foreign exchange book including the close-out of contracts extending to July 2006 (tax expense applicable $10.4 million)			**34.7**	-
- Financing cost due to the restructure of certain debt maturities and interest rate hedge risk (tax benefit applicable $6.8 million)			**(20.0)**	-
Treasury initiatives (tax expense applicable $3.6 million)			**14.7**	-
Lensworth release of provisions and litigation cost recovery (tax expense applicable $9.2 million).			**34.7**	
Wine Trade operational review				
- Excess inventory write-down (tax benefit applicable $62.3 million)			**(155.8)**	-
- Australian winery and US vineyard rationalisation (tax benefit applicable $7.8 million)			**(24.1)**	-
- Onerous grape supply contracts (tax benefit applicable $14.7 million)			**(35.8)**	-
- Onerous oak barrel lease contracts (tax benefit applicable $16.4 million)			**(39.9)**	
- Restructuring and other costs (tax benefit applicable $10.5 million)			**(33.8)**	-
Wine Trade operational review (tax benefit applicable $111.7 million)			**(289.4)**	-
Write-downs and other costs reported at 31 December				
- Wine inventory write-down (tax benefit applicable $38.9 million)			**(73.9)**	-
- Other wine asset write-downs, Australian vineyard rationalisation and other costs (tax benefit applicable $18.9 million)			**(45.1)**	-
- International Beer costs and provisions (tax benefit applicable $0.5 million)			**(3.0)**	-
- Additional superannuation fund contributions and Group IT asset write-down (consolidated tax benefit applicable $4.8 million, FGL tax benefit applicable $4.8 million)	**(20.0)**	-	**(22.0)**	-
			(144.0)	-
Carlton operational review				
- write-down of property, plant and equipment (tax benefit applicable $25.0 million)			-	(83.4)
- redundancy provision (tax benefit applicable $13.4 million)			-	(44.5)
- other provisions (tax benefit applicable $0.1 million)			-	(11.1)
- other costs (tax benefit applicable $2.7 million)			-	(9.1)
- write-down of inventory (tax benefit applicable $0.6 million)			-	(1.9)
			-	(150.0)
Carlton write-down of prepaid sponsorships (tax benefit applicable $4.6 million)			-	(15.4)
Lensworth profit on disposal of UK properties (other operating revenue from property sales $17.1 million less other expenses $3.3 million)			-	13.8
Total significant items (2004 tax benefit applicable $160.8 million, FGL $4.8 million; 2003 tax expense applicable $46.4 million)	**(20.0)**	-	**169.1**	(151.6)

Significant item expenditure has predominantly been disclosed in "other expenses" in the statement of financial performance.

In May 2004 the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts to which hedge accounting had been previously applied had not been properly designated as hedges. As a consequence, hedge accounting was discontinued for these contracts this year. Of the realised gain of $34.7 million an amount of $20.0 million refers to unrealised gains on outstanding forward exchange contracts (part of the US$ denominated contracts having a face value of $1,647 million) at 30 June 2003.

Note 5 Discontinued operations

In November 2003 the Group successfully divested the Australian Leisure and Hospitality business for gross proceeds of $1.5 billion. The continued retention of ALH was not considered essential for the execution of the Group's premium branded beverages strategy. Australian Leisure and Hospitality Group Limited (ALH) was responsible for the operating business comprising the hotel, gaming and retail operations. The operating business was sold by an initial public offer of ordinary shares in ALH, which is listed on the Australian Stock Exchange. The land and buildings on which ALH conducts a substantial part of its business were sold to Australian Leisure and Entertainment Property Group, a separate property trust also listed on the Australian Stock Exchange.

Financial performance and cash flow information for the Leisure and Hospitality segment for the current period to 5 November 2003 and the 12 months ended 30 June 2003; and financial position information at 30 June was as follows. Also refer segment information in Notes 7 and 30.

	2004 $m	2003 $m
Consolidated financial performance information		
Net sales revenue	**321.9**	894.6
Cost of sales	**(145.2)**	(415.1)
Gross profit	**176.7**	479.5
Other operating revenue	**1,325.2**	42.4
Selling expenses	**(81.4)**	(219.0)
Marketing expenses	**(9.5)**	(32.2)
Administration expenses	**(52.7)**	(150.5)
Other expenses	**(767.0)**	-
Earnings before interest and income tax	**591.3**	120.2
Net interest expense	**-**	-
Income tax expense	**-**	-
Net profit	**591.3**	120.2
Consolidated financial position information		
Cash assets	**-**	25.8
Receivables	**-**	8.3
Inventories	**20.8**	36.3
Other current assets	**-**	0.3
Total Current Assets	**20.8**	70.7
Property, plant and equipment	**-**	685.3
Intangible assets	**-**	50.6
Total Non-Current Assets	**-**	735.9
Total Assets	**20.8**	806.6
Payables	**26.7**	29.9
Provisions	**1.4**	13.0
Total Current Liabilities	**28.1**	42.9
Provisions	**-**	6.2
Total Non-Current Liabilities	**-**	6.2
Total Liabilities	**28.1**	49.1
Net Assets	**(7.3)**	757.5
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	**473.1**	1,363.5
Payments to suppliers, governments and employees	**(436.2)**	(1,216.4)
Net Operating Cash Flows	**36.9**	147.1
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	**(10.5)**	(95.4)
Proceeds from sale of property, plant and equipment	**0.1**	25.8
Proceeds from sale of controlled entities	**1,311.6**	-
Net Investing Cash Flows	**1,301.2**	(69.6)
Cash Flows related to financing activities		
Transfer of cash from discontinued operations	**(1,363.9)**	(109.6)
Net increase / (decrease) in cash held	**(25.8)**	(32.1)

Note 6 Income tax

The amount of income tax attributable to profit from ordinary activities as shown in the statement of financial performance differs from the prima facie income tax expense attributable to profit. The differences are reconciled as follows from ordinary activities:

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
prima facie income tax expense attributable to profit from ordinary activities (FGL: attributable to profit of the tax consolidated group) calculated at the rate of 30% (2003: 30%)	328.1	260.0	**256.5**	200.2
tax effect of				
- non-recognition of future income tax benefits			**11.0**	9.2
- previously unbooked future income tax benefit realised	**-**	(5.1)	**-**	(5.1)
- depreciation and amortisation not allow able	**10.5**	4.0	**23.3**	18.2
- rebateable dividends	**(0.6)**	-	**(0.6)**	-
- non-taxable income and profits (net of non-deductible expenditure and losses)	**(164.3)**	3.9	**(160.9)**	3.2
- utilisation of available losses	**(26.4)**	(9.5)	**(33.7)**	(26.2)
- other	**14.2**	21.9	**(10.8)**	2.4
- foreign tax rate differential			**(45.8)**	2.8
- under/(over) provisions in previous years	**7.4**	0.8	**9.3**	(7.9)
income tax expense per statement of financial performance	**168.9**	276.0	**48.3**	196.8

Future Income Tax Benefit

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $272.0 million (2003: $277.0 million).

These benefits will be obtainable only if:
- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by income tax law; and
- changes in income tax legislation do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Australian Tax Consolidation

Foster's Group Limited (FGL) formed a consolidated group for income tax purposes, effective on and from 1 July 2002 with each of its wholly-owned Australian resident subsidiaries. FGL, as the head entity, has recognised all tax assets and liabilities relating to the consolidated group. FGL has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2004, the possibility of default by the head entity was remote.

The effect of forming a consolidated Group for income tax purposes is a restatement of deferred tax balances, which results in an increase in tax expense of $15.3 million (2003: $20.2 million).

Ongoing Tax Audits

The Group is subject to ongoing tax audits by taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

Note 7 Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation and amortisation $m
			2004		
Industry segments					
Australian Beer	**1,971.7**	**322.8**	**171.9**	**50.4**	**17.8**
International Beer	**223.3**	**45.3**	**8.2**	**8.4**	**3.0**
Wine	**4,437.5**	**379.4**	**93.6**	**123.4**	**406.8**
Property	**315.5**	**114.2**	**0.5**	**0.9**	**4.2**
Corporate	**377.7**	**219.6**	**6.7**	**7.9**	**29.4**
Continuing operations	**7,325.7**	**1,081.3**	**280.9**	**191.0**	**461.2**
Discontinued operations	**20.8**	**28.1**	**10.5**	**13.9**	**28.7**
	7,346.5	**1,109.4**	**291.4**	**204.9**	**489.9**
Unallocated					
Cash/Interest bearing liabilities	**709.6**	**2,371.8**			
Deferred tax assets/tax provisions	**387.0**	**361.7**			
	8,443.1	**3,842.9**			
			2003		
Industry segments					
Australian Beer	1,850.7	332.1	128.7	55.8	174.9
International Beer	222.9	40.9	7.0	9.2	2.3
Wine	4,851.3	315.1	169.3	103.0	3.8
Property	299.1	120.8	10.5	0.8	-
Corporate	978.8	798.6	11.7	12.2	0.7
Continuing operations	8,202.8	1,607.5	327.2	181.0	181.7
Discontinued operations	780.8	49.1	95.3	32.4	9.3
	8,983.6	1,656.6	422.5	213.4	191.0
Unallocated					
Cash/Interest bearing liabilities	357.6	3,005.2			
Deferred tax assets/tax provisions	247.7	434.0			
	9,588.9	5,095.8			

Note 7 Segment results (continued)

	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
			2004			
Industry segments						
Australian Beer	**1,917.1**	**(31.5)**	**1,885.6**	**512.6**	**-**	**512.6**
International Beer	**253.9**		**253.9**	**42.2**	**(3.0)**	**39.2**
Wine	**1,640.0**	**(15.9)**	**1,624.1**	**177.8**	**(408.4)**	**(230.6)**
Property	**245.3**		**245.3**	**49.6**	**34.7**	**84.3**
Corporate	**35.8**		**35.8**	**(59.6)**	**12.7**	**(46.9)**
Continuing operations	**4,092.1**	**(47.4)**	**4,044.7**	**722.6**	**(364.0)**	**358.6**
Discontinued operations	**1,647.1**		**1,647.1**	**38.2**	**553.1**	**591.3**
	5,739.2	**(47.4)**	**5,691.8**	**760.8**	**189.1**	**949.9**
Unallocated						
Interest revenue			**143.3**			
Net interest expense				**(74.9)**	**(20.0)**	**(94.9)**
			5,835.1	**685.9**	**169.1**	**855.0**
			2003			
Industry segments						
Australian Beer	1,806.6	(96.5)	1,710.1	469.9	(165.4)	304.5
International Beer	237.1		237.1	38.6	-	38.6
Wine	2,038.1	(10.5)	2,027.6	371.1	-	371.1
Property	201.0		201.0	28.4	13.8	42.2
Corporate	3.5		3.5	(56.2)	-	(56.2)
Continuing operations	4,286.3	(107.0)	4,179.3	851.8	(151.6)	700.2
Discontinued operations	937.0		937.0	120.2	-	120.2
	5,223.3	(107.0)	5,116.3	972.0	(151.6)	820.4
Unallocated						
Interest revenue			146.1			
Net interest expense				(153.2)	-	(153.2)
			5,262.4	818.8	(151.6)	667.2

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic beverages. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $4.6 million (2003: $8.7 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $91.3 million (2003: $89.7 million).

International Beer 2003 total operating revenue has been restated by $19.6 million (refer Note 2).

Note 7 Segment results (continued)

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2004	
Geographical segment			
Australia	**3,964.6**	**237.8**	**2,584.8**
Asia and Pacific	**231.2**	**11.9**	**271.9**
Europe	**419.8**	**4.2**	**382.6**
Americas	**2,710.1**	**27.0**	**805.4**
Continuing operations	**7,325.7**	**280.9**	**4,044.7**
Discontinued operations - Australia	**20.8**	**10.5**	**1,647.1**
	7,346.5	**291.4**	**5,691.8**
Unallocated			
Cash	**709.6**		
Deferred tax assets	**387.0**		
Interest revenue			**143.3**
	8,443.1	**291.4**	**5,835.1**
		2003	
Geographical segments			
Australia	4,433.6	214.8	2,182.7
Asia and Pacific	218.8	14.9	258.9
Europe	370.6	16.1	570.1
Americas	3,179.8	81.4	1,167.6
Continuing operations	8,202.8	327.2	4,179.3
Discontinued operations - Australia	780.8	95.3	937.0
	8,983.6	422.5	5,116.3
Unallocated			
Cash	357.6		
Deferred tax assets	247.7		
Interest revenue			146.1
	9,588.9	422.5	5,262.4

Geographic segment total assets in 2003 have been reclassified by $98.0 million between 'Australia' and 'Europe' compared with previously reported balances.

Note 8 Earnings per share

	Consolidated	
	2004	2003
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**38.6**	22.3
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**2,070,780**	2,064,656
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**38.6**	21.9
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**2,071,773**	2,206,052

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation	**$m**	$m
Net profit	**806.7**	470.4
Net profit attributable to outside equity interest	**(7.4)**	(7.5)
Deemed dividends on US$400.0 million exchangeable bonds	**-**	(2.9)
Earnings used to calculate basic earnings per share	**799.3**	460.0
Interest savings on exchangeable bonds	**-**	23.6
Earnings used to calculate diluted earnings per share	**799.3**	483.6

Note 9 Dividends

	FGL	
	2004 **$m**	2003 $m
Interim dividend of 8.75 cents per ordinary share paid 2 April 2004 (2003: 8.25 cents per ordinary share paid 2 April 2003)	**175.8**	170.4
Final dividend of 10.50 cents per ordinary share proposed by Directors to be paid 1 October 2004 (2003: 10.50 cents per ordinary share paid 1 October 2003)	**209.9**	217.7
Total dividend of 19.25 cents per ordinary share (2003: 18.75 cents per ordinary share)	**385.7**	388.1
The amount of dividends that have been or will be franked	**759.5**	367.8
Amount of franking credits available for the subsequent year	**151.4**	324.7
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**301.7**	287.5
Off-market buy-back	**366.0**	-
Satisfied by the issue of shares	**91.2**	72.5
Employee share plan loan repayment	**0.6**	4.9
Deemed dividends on exchangeable bonds	**-**	2.9
	759.5	367.8

The off-market buy-back included a fully franked dividend component of $2.19 per share totalling $366.0 million.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2004. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

Note 10 Cash assets

	FGL 2004 $m	FGL 2003 $m	Consolidated 2004 $m	Consolidated 2003 $m
at bank, on hand and in transit	**0.2**	0.1	**114.6**	152.6
on deposit			**595.0**	205.0
	0.2	0.1	**709.6**	357.6

The cash on deposit for the consolidated entity is bearing floating interest rates between 0.25% and 6.5% (2003: 0.6% and 5.8%).

Note 11 Receivables

	FGL 2004 $m	FGL 2003 $m	Consolidated 2004 $m	Consolidated 2003 $m
Current				
trade debtors			**553.9**	590.8
provision for doubtful debts			**(12.6)**	(16.2)
other debtors [1, 2]	**5.5**	6.9	**150.6**	848.5
provision for doubtful debts	**(1.5)**	(1.5)	**(1.6)**	(2.1)
loans to other persons	**0.2**	0.2	**0.9**	1.0
provision for doubtful debts	**(0.2)**	(0.2)	**(0.2)**	(0.2)
employee share plan loans	**1.1**	7.5	**1.1**	7.5
amounts due from controlled entities	**6,111.1**	5,523.3		
provision for doubtful debts	**(472.6)**	(472.6)		
	5,643.6	5,063.6	**692.1**	1,429.3
Non-current				
trade debtors			**0.5**	6.4
provision for doubtful debts			**-**	(5.8)
other debtors [2]	**55.6**	91.9	**58.8**	98.4
loans to other persons	**0.2**	-	**4.0**	3.7
employee share plan loans	**19.5**	-	**19.5**	-
	75.3	91.9	**82.8**	102.7

Loans to other persons are non-interest bearing.

1. Consolidated current other debtors have decreased mainly due to the carrying value of financial instruments used by the Treasury division for hedge transactions. A major restructure of hedge cover was completed during the period resulting in a decrease in Treasury receivables of $702.5 million, predominantly offset in current other creditors.

2. Employee share plan loans made under the Foster's Employee Share and Option Plan in existence at 26 June 2003 were repaid to Foster's Group Limited, using funds arranged with an external financier. The external financier has agreed to provide funding to employees on the same basis as the previous loan to employees on the basis that Foster's Group Limited will pay all fees attributable to the loan on behalf of current employees and support the obligations of employees under the terms of the Plan. Foster's Group Limited has recognised a receivable and payable in respect of its undertakings at 30 June 2004 of $59.1 million (2003: $97.3 million).

Note 12 Inventories

	Consolidated	
	2004	2003
	$m	$m
Current		
finished goods at cost	**445.6**	521.9
finished goods at net realisable value	**2.0**	-
raw materials and stores at cost	**90.2**	90.0
work in progress at cost	**402.7**	475.4
work in progress at net realisable value	**25.6**	-
	966.1	1,087.3
properties held for development and sale at net realisable value		
- cost of acquisition	**55.2**	23.6
- development costs	**33.5**	48.4
	88.7	72.0
Total current inventories	**1,054.8**	1,159.3
Non-current		
work in progress at cost	**310.5**	368.4
properties held for development and sale at net realisable value		
- cost of acquisition	**158.4**	118.4
- development costs	**83.7**	85.0
	242.1	203.4
Total non-current inventories	**552.6**	571.8
Total inventories	**1,607.4**	1,731.1

Note 13 Investments accounted for using the equity method

	Consolidated	
	2004	2003
	$m	$m
Investments in associates and joint venture partnerships	91.3	89.7

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Note 13 Investments accounted for using the equity method (continued)

Name of entity	Reporting date	Ownership interest 2004 %	2003 %
Alliance des Vins Fins	31 December	**37.9**	-
Croydon Hotels Pty. Ltd.	30 June	**-**	50.0
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd. [1]	30 June	**66.7**	66.7
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
North Coast Bottling Company	30 June	**50.0**	50.0
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

1. Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Beverages Limited receives royalty income under an agreement with the Foster's European partnership.

The carrying values of material investments are:

- Foster's USA LLC $54.7 million (2003: $59.8 million); and
- International Trade and Supply Limited $32.1 million (2003: $28.8 million).

	Consolidated 2004 $m	2003 $m
Equity accounted share of results		
- net profit before income tax	**6.7**	14.2
- amortisation of notional goodwill	**(1.3)**	(0.5)
- income tax expense attributable to net profit	**(0.8)**	(5.0)
- net profits after income tax	**4.6**	8.7
Retained profits attributable to equity accounted investments		
- balance at the beginning of the financial year	**38.4**	38.1
- distributions received	**(5.3)**	(8.4)
- balance at the end of the financial year	**37.7**	38.4
Carrying amount of equity accounted investments		
- balance at the beginning of the financial year	**89.7**	73.0
- additions	**3.2**	29.9
- share of net profit	**4.6**	8.7
- dividends received	**(5.3)**	(8.4)
- foreign exchange	**(0.9)**	(13.5)
	91.3	89.7
Share of assets and liabilities		
- current assets	**20.1**	10.0
- non-current assets	**43.6**	45.4
Total assets	**63.7**	55.4
- current liabilities	**(15.4)**	(8.1)
- non-current liabilities	**(6.7)**	(8.9)
Total liabilities	**(22.1)**	(17.0)
- net assets	**41.6**	38.4
Goodwill (net of amortisation)/other	**49.7**	51.3
	91.3	89.7

Note 13 Investments accounted for using the equity method (continued)

The equity accounted share of results, assets and liabilities are based on unaudited management results at 30 June 2004.

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 14 Other financial assets

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current				
quoted shares at cost			**0.1**	-
Non-current				
Controlled entities				
unquoted shares				
- at cost	**679.9**	682.9		
Other				
quoted shares at cost			**78.1**	5.1
provision for diminution			**(1.6)**	(5.1)
unquoted shares at cost			**0.5**	2.0
provision for diminution			**(0.1)**	(0.1)
	679.9	682.9	**76.9**	1.9
quoted shares at market value			**89.2**	1.2

The Group holds 35.25 million shares (10.0% interest) in Australian Leisure and Hospitality Group Limited (ALH) with a carrying value of $76.5 million. ALH is a leading Australian leisure and entertainment business with principal business activities comprising gaming, on-premise pub operations, off-premise retail liquor and property activities. The Group acquired this interest as a result of a market stabilisation arrangement following the disposal of this business by public offer in November 2003.

Note 15 Property, plant and equipment

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Land				
at cost			**427.1**	612.7
Freehold buildings and improvements				
at cost			**698.1**	1,116.5
accumulated depreciation			**(135.8)**	(156.6)
Leasehold buildings and improvements				
at cost	**14.2**	13.9	**87.6**	105.6
accumulated depreciation	**(8.3)**	(7.0)	**(38.1)**	(34.9)
Plant and equipment				
at cost	**21.8**	22.9	**1,808.7**	2,042.4
accumulated depreciation	**(11.1)**	(10.5)	**(913.6)**	(1,030.0)
projects in progress at cost	**3.4**	4.6	**208.5**	116.1
	20.0	23.9	**2,142.5**	2,771.8

Note 15 Property, plant and equipment (continued)

Valuation of land and buildings

The cost of consolidated land and buildings at 30 June 2004 was $1,038.9 million (2003 $1,643.3 million) and for FGL $5.9 million (2003: $6.9 million). The most recent valuation of land and buildings was completed at 30 June 2002, with reference to independent valuations. Land and buildings (excluding ALH) were valued at $1,276.9 million (FGL $50.0 million) on an existing use basis. As land and buildings are recorded at cost the valuation has not been brought to account.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2004 $m	2003 $m	**2004 $m**	2003 $m	**2004 $m**	2003 $m	**2004 $m**	2003 $m
Consolidated								
carrying amount at start of year	**612.7**	663.7	**959.9**	972.6	**70.7**	66.4	**1,128.5**	1,206.1
additions	**2.3**	2.9	**25.3**	50.5	**3.8**	11.1	**250.4**	223.7
acquisitions	**-**	9.1	**-**	8.8	**-**	2.2	**-**	4.6
disposals	**(156.0)**	(7.7)	**(393.6)**	(12.2)	**(11.6)**	(0.6)	**(97.9)**	(12.8)
recoverable amount write-downs			**(12.2)**	(0.5)			**(47.4)**	(82.9)
depreciation expense			**(14.2)**	(19.4)	**(7.6)**	(6.9)	**(114.9)**	(135.7)
transfers	**(31.4)**	-	**-**	1.3	**(5.5)**	3.9	**(2.1)**	(13.0)
foreign currency exchange	**(0.5)**	(55.3)	**(2.9)**	(41.2)	**(0.3)**	(5.4)	**(13.0)**	(61.5)
carrying amount at end of year	**427.1**	612.7	**562.3**	959.9	**49.5**	70.7	**1,103.6**	1,128.5
FGL								
carrying amount at start of year					**6.9**	8.1	**17.0**	8.8
additions					**0.3**	0.1	**6.3**	11.5
disposals							**-**	(0.1)
recoverable amount write-downs							**(12.5)**	-
depreciation expense					**(1.3)**	(1.3)	**(3.5)**	(3.2)
transfers						-	**6.8**	-
carrying amount at end of year					**5.9**	6.9	**14.1**	17.0

The above carrying amounts include $265.0 million (FGL $2.2 million) held at recoverable amount. Land and buildings include the written-down value of Kent Brewery, Sydney scheduled for closure in February 2005. Recoverable amount has been determined with reference to relevant market prices for property, plant and equipment.

Note 16 Agricultural assets

	Consolidated	
	2004	2003
	$m	$m
	265.3	328.5

Agricultural assets comprise grape vines and olive groves. Beringer Blass has over 7,600 hectares (2003 7,600 hectares) of land under vine, located throughout major wine producing regions around the world. These areas include Australia (Coonawarra, Barossa Valley, Clare Valley, the Hunter Valley, McLaren Vale and Yarra Valley), North America (mainly the Napa Valley and Sonoma County), Italy and New Zealand. Of the total land area under vine, over 1,450 hectares (2003: 1,500 hectares) is under lease agreements. Beringer Blass also has around 7 hectares (2003: 10 hectares) of olive groves in Italy.

The net market value of grape vines has been determined as the difference between the net present value of cash flows expected to be generated by the vines associated with the vineyards and the net market value of the land on which the vines are growing. In determining the net market value, the Directors have made certain assumptions regarding the market price of vintage 2004 grapes and the growth and quality of grapes on the vines as at reporting date.

The measurement basis for vines and grapes as prescribed by AASB 1037 'Self-Generating and Re-Generating Assets' has resulted in a loss before tax of $56.1 million (2003 loss before tax of $14.3 million).

Note 17 Intangible assets

	Consolidated	
	2004	2003
	$m	$m
brand names, mailing lists, patents and licences		
at cost	**1,743.8**	1,775.0
accumulated amortisation	**(38.6)**	(21.3)
	1,705.2	1,753.7
goodwill at cost	**791.1**	849.2
accumulated amortisation	**(210.5)**	(169.5)
	580.6	679.7
	2,285.8	2,433.4

Note 18 Other assets

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current				
deferred expenses	**1.0**	1.8	**16.5**	13.8
prepayments	**1.6**	0.5	**39.3**	41.3
	2.6	2.3	**55.8**	55.1
Non-current				
deferred expenses			**12.2**	9.7
prepayments			**34.3**	30.4
			46.5	40.1

Note 19 Payables

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current				
trade creditors	**-**	0.6	**243.6**	255.1
other creditors [1]	**31.2**	23.2	**478.4**	1,005.4
amounts due to controlled entities	**1,366.1**	1,245.7		
	1,397.3	1,269.5	**722.0**	1,260.5
Non-current				
other creditors	**55.6**	91.9	**126.4**	183.8

1. Consolidated other current creditors have decreased mainly due to the carrying value of financial instruments used by the Treasury division for hedge cover of anticipated transactions of operating units. A major restructure of hedge cover was completed during the period resulting in a decrease in Treasury payables of $557.2 million, predominantly offset in current receivables.

Note 20 Interest bearing liabilities

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current				
secured				
- bank loans			**1.2**	0.5
unsecured				
- bank overdrafts	**-**	1.9	**2.8**	20.0
- bank loans			**358.6**	59.1
- other			**749.6**	96.4
- exchangeable bonds			**-**	594.9
amounts due to controlled entities	**661.5**	630.9		
	661.5	632.8	**1,112.2**	770.9
Non-current				
secured				
- bank loans			**3.3**	2.7
unsecured				
- bank loans			**99.0**	265.1
- other			**1,157.3**	1,966.5
			1,259.6	2,234.3
Total net borrowings consist of:				
current	**-**	1.9	**1,112.2**	770.9
non-current			**1,259.6**	2,234.3
Total gross borrowings	**-**	1.9	**2,371.8**	3,005.2
Less - cash (note 10)	**(0.2)**	(0.1)	**(709.6)**	(357.6)
Total net borrowings	**(0.2)**	1.8	**1,662.2**	2,647.6
Reconciliation of net borrowings				
net borrowings at the beginning of the year	**1.8**	1.1	**2,647.6**	3,108.0
proceeds from borrowings			**30.5**	163.7
repayment of borrowings			**(73.4)**	(86.7)
total cash outflows/(inflows) from activities	**(2.0)**	0.7	**(369.7)**	(85.9)
debt acquired / (disposed) on consolidation of controlled entities			**(48.5)**	1.2
conversion of exchangeable bonds			**(531.1)**	-
effect of exchange rate changes on foreign currency borrowings			**6.8**	(452.7)
net borrowings / (cash) at the end of the year	**(0.2)**	1.8	**1,662.2**	2,647.6

Secured bank loans totalling $4.5 million (2003 $3.2 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rates range between 5.8% - 8.1% (2003: 5.3% - 9.0%). Bank loans and other loans have interest rates ranging between 1.62% - 10.3% (2003: 2.5% - 11.6%).

Exchangeable bonds

Foster's Finance Corp., a wholly-owned US controlled entity, issued US$400.0 million 4.75% exchangeable bonds in October 2000. The bonds expired 5 October 2003 with the conversion of $531.1 million (US$357.3 million) or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or 125.4 million ordinary shares. In addition, $44.6 million (US$30.0 million) or 7.5% of the face value of the bonds were re-purchased and $18.9 million (US$12.7 million) or 3.2% of the face value of the bonds were redeemed.

Note 20 Interest bearing liabilities (continued)

The exchangeable bonds were classified as a compound instrument. The equity component of the exchangeable bonds of $63.2 million (US$36.0 million) recognised on initial recognition was calculated at 9% of the face value of the financial instrument and, prior to conversion, was disclosed in the statement of financial position as share capital.

Note 21 Provisions

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Current				
employee entitlements	**5.6**	4.3	**76.1**	72.8
other			**96.0**	58.9
	5.6	4.3	**172.1**	131.7
Non-current				
employee entitlements	**4.0**	3.5	**48.9**	64.3
other			**40.0**	16.3
	4.0	3.5	**88.9**	80.6

The aggregate of consolidated other provisions as shown above are $136.0 million (2003: $75.2 million).

	Onerous Contracts $m	Restructuring $m	Warranties $m	Total $m
Consolidated - 2004				
carrying amount at start of year	54.3	18.7	2.2	75.2
charged / (credited) to profit and loss	78.7	38.9	2.8	120.4
acquisitions / disposals	-	-	(1.7)	(1.7)
payments	(47.8)	(7.5)	(0.3)	(55.6)
foreign exchange	(2.4)	0.1	-	(2.3)
carrying amount at end of year	82.8	50.2	3.0	136.0

Onerous contract provisions mainly comprise costs associated with oak barrel lease contracts and grape supply contracts of the Wine Trade business in North America. The amount for provisions have been determined with reference to contracted and market prices.

Restructuring provisions mainly comprise costs associated with the closure of Kent Brewery, Sydney; scheduled for closure in February 2005; the divestment of Australian Leisure and Hospitality Group Limited, initiatives arising from the Wine Trade operational review and Treasury restructuring activities. Redundancy provisions are disclosed in employee entitlements.

Note 22 Contributed equity

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Paid up capital				
ordinary fully paid shares	**3,570.7**	3,448.7	**3,570.7**	3,511.9
Movements in Share Capital				
Opening balance				
- ordinary fully paid shares	**3,448.7**	3,382.3	**3,511.9**	3,445.5
- employee shares of $1 paid to 1.67 cents	-	-	-	-
	3,448.7	3,382.3	**3,511.9**	3,445.5
5,276,956 (2003: 8,333,043) ordinary fully paid shares issued to employees				
- 43,728 @ $3.77 (2003: 53,179 @ $4.22)	**0.2**	0.2	**0.2**	0.2
- 40,828 @ $3.94 (2003: 51,737 @ $4.12)	**0.2**	0.2	**0.2**	0.2
- 5,114,800 @ $3.88 (2003: 8,134,700 @ $4.10)	**19.8**	33.2	**19.8**	33.2
- 40,357 @ $3.99 (2003: 47,517 @ $4.05)	**0.2**	0.2	**0.2**	0.2
- 37,243 @ $3.94 (2003: 45,910 @ $3.89)	**0.1**	0.2	**0.1**	0.2
2003 Options exercised				
- 400,000 @ $2.73	-	1.1	-	1.1
Dividend reinvestment plan				
- 11,006,264 @ $4.41 (2003: 8,703,757 @ $4.91)	**48.5**	42.7	**48.5**	42.7
- 9,754,006 @ $4.37 (2003: 7,145,823 @ $4.18)	**42.7**	29.8	**42.7**	29.8
Conversion of exchangeable bonds 125,392,627 ordinary fully paid shares (refer note 20)	**531.1**	-	**531.1**	-
Transfer to reserves of equity component of exchangeable bonds, as initially recognised at inception of the bonds			**(63.2)**	-
On-market share buy-back 48,188,456 shares @ $4.33 - $4.74 per share (2003: 9,000,000 shares @ $4.50 - $4.60 per share)	**(216.5)**	(41.2)	**(216.5)**	(41.2)
Off-market share buy-back 167,107,552 shares @ $1.81 per share (2003: nil)	**(304.3)**	-	**(304.3)**	-
Closing balance				
- ordinary fully paid shares	**3,570.7**	3,448.7	**3,570.7**	3,511.9
- employee shares of $1 paid to 1.67 cents	-	-	-	-
	3,570.7	3,448.7	**3,570.7**	3,511.9

The difference in value between FGL's and consolidated shares on issue in 2003 of $63.2 million was due to the accounting recognition of the value of the conversion rights on the exchangeable bonds.

Note 22 Contributed equity (continued)

	FGL	
	2004 shares m	2003 shares m
opening balance		
- ordinary fully paid shares	**2,072.6**	2,056.3
- partly paid employee shares	**1.0**	1.0
	2,073.6	2,057.3
5,276,956 (2003: 8,333,043) employee shares issued	**5.3**	8.3
Dividend reinvestment plan		
- October 2003: 11,006,264 (October 2003: 8,703,757)	**11.0**	8.7
- April 2004: 9,754,006 (April 2003: 7,145,823)	**9.8**	7.2
Conversion of exchangeable bonds	**125.4**	-
On-market share buy-back 48,188,456 (2003: 9,000,000)	**(48.2)**	(9.0)
Off-market share buy-back 167,107,552 (2003: nil)	**(167.1)**	-
4,080 (2003: 1,317,960) shares issued pursuant to the Foster's Long Term Incentive Plan	**-**	0.7
Options exercised over 400,000 ordinary fully paid shares	**-**	0.4
Closing balance		
- ordinary fully paid shares	**2,008.8**	2,072.6
- partly paid employee shares	**1.0**	1.0
	2,009.8	2,073.6

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 998,310 (2003: 998,310) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Plan, are set out in note 29.

Dividend reinvestment plan

The company has an established dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash.

Note 22 Contributed equity (continued)

Share buy-back

In November 2003 the Group announced an off-market buy-back. The tendering process for the off-market buy-back was completed in December 2003 with 167.1 million ordinary shares, representing 8.2% of issued shares, bought back at a price of $4.00 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $2.19 per share (recognised in retained earnings). The total cost of the off-market buy-back was $670.3 million, including transaction costs, with $304.3 million recognised in share capital and $366.0 million recognised in retained earnings.

On-market buy-back of shares occurred progressively throughout the year. The Group initially announced its intention to buy-back on-market up to 40 million ordinary shares to neutralise the issue of new shares through the Group's dividend reinvestment plan and employee share plans. Following the off-market buy-back the Group sought shareholder approval for further buy-back activity.

The Corporations Act requires companies to seek specific shareholder approval where a re-purchase of shares above 10% of issued shares is sought in a 12 month period. A shareholders' meeting was held on 17 March 2004 where shareholders approved the re-purchase of shares above the 10% in 12 months (10/12) limit. Subject to market conditions, the Company announced its intention to re-purchase up to an additional 125 million ordinary shares through an on-market share buy-back.

Total on-market buy-back activity during the financial year resulted in 48.2 million ordinary shares being purchased by the company at a total cost, including transaction costs, of $216.5 million. The shares were bought back at prices ranging between $4.33 and $4.74 per ordinary share, at an average price of $4.49 per ordinary share.

Note 23 Reserves and retained profits

(a) Reserves

	Consolidated	
	2004	2003
	$m	$m
asset revaluation reserve	**218.5**	218.5
capital reserve	**-**	-
foreign currency translation reserve	**(294.3)**	(200.2)
	(75.8)	18.3
Details of movements		
Foreign currency translation reserve		
opening balance	**(200.2)**	(206.4)
transfer to retained profits	**(46.8)**	40.5
translation gain/(loss) on investment in foreign controlled entities, net of hedging and after income tax	**(47.3)**	(34.3)
closing balance	**(294.3)**	(200.2)
Capital reserve		
opening balance	**-**	-
transfer from contributed equity	**63.2**	-
transfer to retained profits	**(63.2)**	-
closing balance	**-**	-

Note 23 Reserves and retained profits (continued)

Nature and Purpose of Reserves

(i) Asset revaluation reserve
The asset revaluation reserve is a historic balance previously used to record increments and decrements on the revaluation of non-current assets. The Group changed its accounting policy for the measurement of non-current assets from valuation to cost effective 1 July 1999. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for payment of cash dividends in limited circumstances as permitted by law.

(ii) Capital reserve
The capital reserve was established during the period to recognise the equity element of the exchangeable bonds realised on conversion of the bonds in October 2003. The amount of the equity element of $63.2 million was previously disclosed in consolidated contributed equity. As no further transactions associated with the bonds are expected to occur, the realised amount was subsequently transferred to retained profits.

(iii) Foreign currency translation reserve
Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(b) Retained Profits

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Retained profits at the beginning of the year	**275.0**	196.5	**910.7**	704.8
Adjustment resulting from change in accounting policy for:				
- provision for dividend	**-**	194.5	**-**	194.5
- onerous contracts	**-**	6.1	**-**	(41.2)
- employee entitlements	**-**	0.6	**-**	(2.0)
	-	201.2	**-**	151.3
Net profit	**1,127.5**	242.2	**799.3**	462.9
Aggregate of amounts transferred from reserves			**110.0**	(40.5)
Total available for appropriation	**1,402.5**	639.9	**1,820.0**	1,278.5
Ordinary dividends				
- final paid	**(217.7)**	(194.5)	**(217.7)**	(197.4)
- interim paid	**(175.8)**	(170.4)	**(175.8)**	(170.4)
- dividend component of off-market buy-back paid	**(366.0)**	-	**(366.0)**	-
	(759.5)	(364.9)	**(759.5)**	(367.8)
Retained profits at the end of the year	**643.0**	275.0	**1,060.5**	910.7

Note 24 Outside equity interests in controlled entities

	Consolidated	
	2004	2003
	$m	$m
share capital	**11.0**	17.6
reserves	**14.8**	16.2
retained profits	**19.0**	18.4
	44.8	52.2

Note 25 Remuneration of Directors and executives

Directors

(i) Details of specified Directors and specified executives

Name of specified Director	Position	Date of change in position
FJ Swan	Chairman (non-executive)	
ML Cattermole	Director (non-executive)	
DA Crawford	Director (non-executive)	
B Healey	Director (non-executive)	
ET Kunkel	Past President and Chief Executive Officer	Resigned 5 April 2004
G W McGregor	Director (non-executive)	
TL O'Hoy	President and Chief Executive Officer	Appointed 5 April 2004
MG Ould	Director (non-executive)	Appointed 3 February 2004

Name of specified executive	Position	Date of change in position
PA Bobeff	Senior Vice President – Commercial Affairs	
RW Scully	Managing Director – Foster's Brewing International	
PF Scott	Senior Vice President and Chief Financial Officer	
JF O'Grady	Managing Director – Lensworth	
WT Klenz	Managing Director – Beringer Blass Wine Estates	

(ii) Remuneration of specified Directors and specified executives

Non-executive Directors

The fees payable to non-executive Directors are determined by the Board within the aggregate amount approved by shareholders. The focus of the Board is on the long-term strategic direction and overall performance of the Company. As a consequence, non-executive Director remuneration is not directly related to the short-term results of the Group. In setting the fees for non-executive Directors, other large comparative companies are used as a benchmark and examination of the company's long-term performance.

The non-executive Directors have agreed to apply 20% of their base fee to purchase shares in the Company. The shares are purchased on-market in the month following the announcement of the Company's half-yearly and annual results.

Senior executives, including specified executives

The Company's remuneration policy is to ensure that remuneration levels properly reflect the duties and responsibilities of senior management and other key executives and are suitable to attract and retain the best available executive talent. Remuneration packages are intended to ensure that a significant proportion of the reward to individuals is aligned to business performance and the returns generated to shareholders.

Remuneration policy and practice is benchmarked to appropriate market comparisons, utilising information and advice from external, independent consultants. This includes ensuring that the Company is in full compliance with all reporting and governance standards, and that it's policies and practices endeavour to meet the best interests of all stakeholders.

The Board considers it important that senior management and other key executives have ongoing share ownership in the Company. The existing Long Term Incentive Plan (LTIP) is a reflection of this view. In the normal course, the Directors expect that over a period of about five years, Senior management and other key executives should aim to acquire shares to the value of one times, and in the case of the President and Chief Executive Officer 1.5 times, prevailing remuneration.

Remuneration packages are structured in such a way that a significant part of a senior management and other key executive's reward depends upon the achievement of business objectives and the profitability of the Company. On average, 55% of the total target remuneration for senior management and other key executives is dependent upon the achievement of these objectives. All senior management and other key executives have personal performance objectives that include the achievement of operating result targets.

Note 25 Remuneration of Directors and executives (continued)

The composition of remuneration for the President and Chief Executive Officer, specified executives and other senior management is made up as follows:

- Base, or Fixed Remuneration - determined by the scope of the role, level of knowledge, skill and experience required of the individual, together with individual performance, as assessed by the Company's Individual Performance Management program. This program assesses employee performance against a number of agreed key performance objectives and against six individual behaviours, intended to reflect the needs of the Company's mission, vision and values. Market data is used from appropriate external sources to review levels of fixed remuneration.

- Short Term Incentive Plan ("STIP") - typically comprises a target payout of fixed remuneration, based on the achievement of key performance and operating result objectives. Business financial performance is a key determinant of STIP, and is based on earnings growth and return on capital objectives, using an economic profit measure. This measure was adopted as it reflected the Company's aims to improve earnings growth and to maximise its return on the capital employed. It is calculated using EBITAS less a capital charge. EBITAS is Earnings before interest, tax, significant items and SGARA (accounting requirement for Self Generating and Re-Generating Assets). The capital charge is based on the average cost of capital employed.

  All senior executives have at least 40% of their target incentive tied to overall Foster's Group financial performance as well as their own area of operational responsibility. This financial performance is measured as growth in the Company's economic profit over the prior financial year and the growth in normalised earnings per share.

  The Board relies on audited annual results to declare all short-term incentive plan payments.

  The target level of individual STIP amounts is based on independent external market data, and set so as to ensure the Company's remuneration policy objectives are achieved.

- Long Term Incentive Plan ("LTIP") - reward for the achievement of long-term shareholder return is provided via the LTIP, which was last approved by shareholders in 2003. Under the Plan, participants may be entitled to ordinary shares in the Company at nil cost if certain performance standards are met. The performance standard is measured by total shareholder return (TSR) compared with a peer group of companies over the three year period from offer on 1 September of each year. If the Company's relative performance is below the median of the peer group, no shares are issued. If the Company's relative performance is at the median or above, the participants will be entitled to a number of shares, between a minimum and maximum, based on a set percentage of their fixed remuneration package ("FR") at the date of the offer. The maximum performance level is set at the 85th percentile ranking of TSR relative to the peer group.

Valuation of the Long Term Incentive Plan

It is difficult to assess the economic benefits of the LTIP as the benefit only accrues to the executive if the performance criteria are satisfied and to the extent they are satisfied. In response to recent changes in international and Australian accounting standards the Company has reviewed it's approach to the valuation of the LTIP offers. Based on the advice received it has been decided to adopt the 'Monte Carlo' simulation technique for the valuation of the LTIP. This methodology projects the value of the share price, based on the share price at offer, the expected risk free rate of interest for the performance period, the expected dividend yield per annum, and the volatility per annum of the share price returns. A simulation process is then executed 25,000 times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is then the value of the LTIP at the offer date, adjusted for the number of shares expected to vest.

This methodology is considered particularly relevant for the valuation of equity based reward plans with TSR performance hurdles, such as the Company's LTIP.

Shares offered under the LTIP offer made during the financial year have been valued at $4.11 per share at grant date. Shares subject to the performance extension of the offer made in 2000 have been valued at $4.49 per share, at the date of the extension. The market price of the Company's shares at that date was $4.43 per share.

Values attributed to each outstanding LTIP offer are included in the remuneration of specified Directors and specified executives on a pro-rata basis over each offers performance period.

Review of Remuneration and Performance

The remuneration levels of the President and Chief Executive Officer and other senior executives (including specified executives) are recommended by the Human Resources Committee and approved by the Board. This is done having regard to advice from independent consultants and after taking into consideration those levels that apply to similar positions in comparable companies, as well as the performance of the President and Chief Executive Officer and senior executives and managers.

Evaluation of the performance of senior executives is conducted by the President and Chief Executive Officer in conjunction with the Human Resources Committee, and in relation to the President and Chief Executive Officer, by the Chairman and the Board. The performance assessment of senior executives is completed using the Company's individual performance management program.

The general terms and conditions of all remuneration programs are reviewed annually so as to ensure that they continue to achieve the aims of the Company's remuneration policy.

Note 25 Remuneration of Directors and executives (continued)

(iii) Remuneration details

Directors of Foster's Group Limited

2004	Primary			Post Employment		Equity	Other	
Name	Cash salary and fees [1]	STIP [5]	Non-monetary benefits [6]	Superannuation	Retirement benefits [2]	LTIP [7]	Termination payment	Total
	$	$	$	$	$	$	$	$
FJ Swan	237,500	-	4,000	-	67,376	-	-	308,876
ML Cattermole	87,167	-	4,000	-	22,872	-	-	114,039
DA Crawford	91,667	-	4,000	-	40,168	-	-	135,835
B Healey	99,417	-	4,000	-	24,409	-	-	127,826
ET Kunkel [4]	1,519,767	-	24,384	11,002	-	972,045	3,412,864	5,940,062
GW McGregor	100,917	-	4,000	-	23,152	-	-	128,069
TL O'Hoy [3]	887,935	640,000	2,359	143,055	-	355,672	-	2,029,021
MG Ould	41,284	-	1,500	3,716	-	-	-	46,500
Total remuneration - Directors	3,065,654	640,000	48,243	157,773	177,977	1,327,717	3,412,864	8,830,228

1. Includes amounts for shares purchased in Foster's Group Limited through the application of 20% of non-executive Directors' base fee. The non-executive Directors' cash salary and fees described above also includes Committee fees.
2. Represents the imputed value for superannuation contributions based on the terms and conditions as set out in the relevant superannuation trust deed and Directors' retirement benefits agreement. The amount does not form part of the maximum Directors' fees as approved by shareholders at the Annual General Meeting held on 23 October 1995.
3. Executive Director and President and Chief Executive Officer from 5 April 2004. Mr O'Hoy's total remuneration for the period since this date is $599,000. Remuneration disclosed above is for the full financial year.
4. Executive Director and President and Chief Executive Officer until 5 April 2004. Remuneration disclosed above is for the full financial year.
5. Short Term Incentive Plan ("STIP").
6. Non-monetary benefits include, where applicable, motor vehicle lease payments and running costs, allowances, other benefits and associated fringe benefits tax.
7. Represents the estimated value of Long Term Incentive Plan ("LTIP") attributable to the current financial year.

Specified executives of the consolidated entity

2004	Primary			Post Employment	Equity	
Name	Cash salary $	STIP [1] $	Non-monetary benefits [2] $	Superannuation $	LTIP [3] $	Total $
PA Bobeff	660,031	150,000	71,389	91,149	384,467	1,357,036
PF Scott	594,147	125,000	261,558	59,267	278,486	1,318,458
RW Scully	592,032	200,000	93,617	104,457	296,923	1,287,029
JF O'Grady	485,344	340,000	2,359	107,894	283,308	1,218,905
WT Klenz	742,686	-	24,327	60,816	362,193	1,190,022
Total remuneration - Specified executives	3,074,240	815,000	453,250	423,583	1,605,377	6,371,450

1. Short Term Incentive Plan ("STIP").
2. Non-monetary benefits include, where applicable, motor vehicle lease payments and running costs, allowances, other benefits and associated fringe benefits tax. Mr Scott's non-monetary benefits include the value of benefits associated with his expatriate assignment to Australia.
3. Represents the estimated value of Long Term Incentive Plan ("LTIP") attributable to the current financial year.

(iv) Details of Performance Based Reward

The following outlines the details of all performance based and share-based reward arrangement for senior executives of the Company. Conditions for all individuals are consistent with the Company's general policies and practices as outlined in this report.

Note 25 Remuneration of Directors and executives (continued)

Long Term Incentive Plan Entitlements

Participation in the Company's LTIP is consistent with those aspects of the plan already detailed in this report. All senior executive participation is governed by Company policy and the plan trust deed approved by shareholders. Participation is at the company's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan. Shareholder approval is sought for the approval of any executive director participating in the plan.

Shares are only awarded under the LTIP at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed of the plan no shares vest to participants where employment is terminated prior to the completion of the performance period, except in the case of retirement at age 65, redundancy, ill health, death, or they are an employee of a group company that ceases to be a group company. In such cases the Board may consider a cash payment having regard for the period of time which has elapsed under the performance period and the degree to which the performance standard has been achieved.

For those executives whose remuneration is not denominated in Australian dollars the number of shares is calculated using an average daily exchange rate from the start of the performance period to 30 June 2004. In the case of the 2000 offer the average exchange rate is to 31 July 2004, when the offer satisfied the performance conditions of the minimum number of shares to vest.

There are no restrictions on the transfer of shares under the LTIP once they vest to participants.

Shareholder approval is sought for the approval of any executive director participating in the plan. On 8 July 2004, ASX granted a waiver from Listing Rule 10.14 enabling the issue of shares to Mr T L O'Hoy consequent to the grant of the LTIP entitlements.

The following outlines the minimum and maximum level of participation for specified Directors and specified executives in all current offers under the Company's LTIP.

	LTIP OFFER						
	2000	**2001**		**2002**		**2003**	
	Min.	**Min.**	**Max**	**Min.**	**Max.**	**Min.**	**Max.**
Executive Director							
TL O'Hoy	51,000	74,000	148,000	95,800	191,600	113,200	226,400
ET Kunkel	160,000	140,000	280,000	259,000	518,000	279,000	558,000
Specified executive							
PA Bobeff	67,000	96,000	192,000	99,600	199,200	107,700	215,400
RW Scully	48,000	71,000	142,000	76,600	153,200	89,700	179,400
PF Scott	49,100	49,800	99,600	72,600	145,200	76,200	152,400
JF O'Grady	49,000	71,000	142,000	73,700	147,400	79,600	159,200
WT Klenz	60,700	99,600	199,200	96,800	193,600	101,500	203,000

Subsequent to 30 June 2004 the 2000 offer of the LTIP satisfied the performance conditions of that offer and each participant will receive the minimum number of shares under their entitlement.

(v) Options held by specified Directors

On issue at reporting date were options over 1,250,000 (2003: 1,250,000) un-issued ordinary shares, issued under the Foster's Employee Share and Option Plan.

With the current use of the Long Term Incentive Plan (LTIP), the Company no longer intends to use options as part of its executive remuneration strategy. No options have been issued by the Company since 1998.

Number of Options held over un-issued ordinary shares in Foster's Group Limited	Balance at beginning of period 1 July 2003	Granted	Exercised	Balance at end of period 30 June 2004	Vested and exercisable at end of period
ET Kunkel	1,250,000	-	-	1,250,000	1,250,000

Note 25 Remuneration of Directors and executives (continued)

The exercise dates on these options have been extended until November 2005. The exercise price of options on issue to specified Directors is as follows:

Exercise price	No. of shares represented
- at $2.12	50,000 (1)
- at $2.12	1,200,000 (2)

These employee options over un-issued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of options marked (1) and $3.40 in respect of options marked (2). The criteria allowing the options to be exercised has been met.

(vi) Shareholdings of specified Directors and specified executives

Number of ordinary shares held in Foster's Group Limited	Balance at beginning of period 1 July 2003	Additions [1]	Issued during the year as remuneration	Balance at end of period 30 June 2004
Specified directors				
FJ Swan	72,177	10,244		82,421
ML Cattermole	110,877	6,486		117,363
DA Crawford	9,581	2,769		12,350
B Healey	41,657	2,280		43,937
ET Kunkel	686,125	24,255		710,380
GW McGregor	19,535	3,211		22,746
TL O'Hoy	138,921	2,000		140,921
MG Ould [2]	26,255	525		26,780
Total	1,105,128	51,770	-	1,156,898
Specified executives				
PA Bobeff	83,978	5,101		89,079
PF Scott	-	2,000		2,000
J F O'Grady	120,655	6,726		127,381
RW Scully	663,400	2,000		665,400
WT Klenz	3,500	1,600		5,100
Total	871,533	17,427	-	888,960

1. Includes the purchase of ordinary shares and shares issued under the employee share and dividend reinvestment plan.
2. Opening balance of shares held by Mr MG Ould at the time of his appointment to the Board.

No shares were issued during the year pursuant to the terms of the LTIP.

(vii) Loans to specified Directors and specified executives

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including the specified Directors and specified executives.

Details of aggregate of loans	Balance at beginning of period 1 July 2003 $	Interest paid and payable $	Balance at end of period 30 June 2004 $	Interest not charged $	Number in the Group at the end of the year
Specified Directors	84,130	-	46,954	4,910	1
Specified executives	126,630	-	146,268	7,443	5

Share Plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from the following executive Directors of Group companies. The share plan loans are interest free. The average commercial rate of interest during the period was 5.5%. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in the reporting period.

Note 25 Remuneration of Directors and executives (continued)

During the year, in accordance with a waiver granted by Australian Stock Exchange, Mr ET Kunkel and Mr TL O'Hoy purchased 2,000 (2003: 2,000) ordinary shares at $3.88 per share (2003: $4.10) each pursuant to the terms and conditions of the Foster's Employee Share and Option Plan and received the benefit of an interest-free loan of $7,760 (2003: $8,200) each for the purchase of the shares on

the same terms and conditions available to all other employees of the Company (refer note 22 and note 29). During the year, Mr ET Kunkel repaid in full, the balance of his employee share loan of $46,954.

(viii) Other transactions of specified Directors and specified executives and their personally-related entities

Mr WT Klenz participates as a limited partner in a general partnership that owns warehouse space leased to Beringer Blass Wine Estates on a 15 year lease. During the year, lease payments of $1,758,000 or US$1,248,000 (2003: $1,966,000 or US$1,152,000) were made to the general partnership. This transaction was made on commercial terms and conditions and at market rates.

In addition, FGL and the Group entered into transactions which are insignificant in amount with specified Directors, specified executives and their personally-related entities within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be personally-related entities for the purpose of the disclosure requirements of AASB 1046 "Director and Executives Disclosures by Disclosing Entities".

(ix) Service Agreements

All senior executives have ongoing contracts of service, with no specified termination or review date. All contracts detail participation in the Company's remuneration programs at the Company's discretion and subject to the general terms and conditions of those programs.

	Key terms
	Payment on termination of contract, other than for cause
President and Chief Executive Officer	
TL O'Hoy	One years fixed annual remuneration.
ET Kunkel	Original contract provided for payments of three times annual remuneration. This was altered by agreement to provide for one years fixed remuneration, transfer of motor vehicles provided as part of his remuneration package, a non-compete consulting agreement at $100,000 per annum until 31 August 2006, and continued participation in the LTIP offers previously made to him in 2000, 2001, 2002 and 2003. There is no payment condition for early termination of the consulting agreement.
Senior Executive	
PA Bobeff	Two years fixed remuneration and two years target STIP. If after Mr Bobeff's 63rd birthday, one years fixed remuneration plus one years target STIP multiplied by the number of days from the date of cessation to his 65th birthday divided by 365.
RW Scully	On termination, 30 days notice. On redundancy, 12 months notice or payment in lieu, plus a severance package.
PF Scott	Two years fixed annual remuneration plus two years target STIP.
JF O'Grady	Two years fixed annual remuneration.
WT Klenz	One years remuneration, eligibility for STIP in the 2005 financial year based on personal performance and Foster's Group business performance, a 24 month non-compete consulting agreement post 31 December 2004 at US$25,000 per annum plus expenses, and continued participation in the 2000, 2001, 2002 and 2003 LTIP previously made to him.

Note 26 Remuneration of auditors

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$ 000	$ 000	**$ 000**	$ 000
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
- auditors of FGL	**1,395.8**	1,302.0	**3,384.0**	2,878.0
- associated firms of FGL auditors			**1,833.0**	1,467.0
- other firms			**15.0**	14.0
other assurance				
- auditors of FGL	**86.0**	295.0	**128.0**	346.0
- associated firms of FGL auditors			**49.0**	19.0
financial due diligence				
- auditors of FGL			**2,691.0**	80.0
- associated firms of FGL auditors			**-**	27.0
Total audit and other assurance				
- auditors of FGL	**1,481.8**	1,597.0	**6,203.0**	3,304.0
- associated firms of FGL auditors	**-**	-	**1,882.0**	1,513.0
- other firms	**-**	-	**15.0**	14.0
	1,481.8	1,597.0	**8,100.0**	4,831.0
taxation				
- auditors of FGL	**2,436.0**	2,997.0	**2,436.0**	2,997.0
- associated firms of FGL auditors	**-**	297.0	**1,628.0**	3,129.0
other advisory				
- auditors of FGL			**-**	602.0
- associated firms of FGL auditors			**41.0**	-
consulting				
- auditors of FGL			**-**	87.0
Total other services				
- auditors of FGL	**2,436.0**	2,997.0	**2,436.0**	3,686.0
- associated firms of FGL auditors	**-**	297.0	**1,669.0**	3,129.0
	2,436.0	3,294.0	**4,105.0**	6,815.0
Totals				
- auditors of FGL	**3,917.8**	4,594.0	**8,639.0**	6,990.0
- associated firms of FGL auditors	**-**	297.0	**3,551.0**	4,642.0
- other firms			**15.0**	14.0
	3,917.8	4,891.0	**12,205.0**	11,646.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Financial due diligence relates to audit related services provided to the Group with respect to the divestment of Australian Leisure and Hospitality.

During the year the Board decided that PricewaterhouseCoopers would no longer provide taxation services for the Group. A new taxation service advisor was engaged effective 1 January 2004. PricewaterhouseCoopers taxation services are now limited to transitional arrangements within stringent independence guidelines. These transitional arrangements are expected to continue until open tax periods are finalised.

The Audit and Risk Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit and Risk Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 27 Commitments

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
- under 1 year	**1.1**	0.8	**76.2**	91.6
- between 1 year and 5 years	**1.8**	1.5	**168.4**	236.8
- over 5 years			**193.3**	325.2
Total commitments	**2.9**	2.3	**437.9**	653.6
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
- under 1 year			**1.4**	17.0
			1.4	17.0
Other commitments				
- under 1 year	**25.4**	23.9	**124.6**	86.2
- between 1 year and 5 years	**42.0**	65.1	**106.1**	145.9
- over 5 years	**0.4**	2.0	**2.5**	11.0
	67.8	91.0	**233.2**	243.1

Note 28 Contingent liabilities

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
Arising in respect of individual controlled entities: amounts uncalled on shares in controlled entities	**23.1**	23.1		
Arising in respect of individual controlled entities: guarantees				
- banks and other financiers	**2,479.1**	2,313.7		
- other persons			**4.6**	4.8
Arising in respect of other persons: guarantees				
- banks and other financiers			**199.5**	41.1
- other persons	**90.0**	70.0	**126.6**	70.6
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**12.2**	14.4	**18.2**	22.3

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Under the terms of the Deed of Cross Guarantee described in note 37, FGL has guaranteed the payment of all current and future creditors in the event any of the entities party to the Deed of Cross Guarantee are wound up. No contingent liability has arisen at reporting date under this Deed.

Note 29 Employee benefits

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
The aggregate amount of employee benefits is comprised of:				
Accrued wages, salaries and on-costs	**8.2**	6.4	**52.1**	67.6
Provisions (current)	**5.6**	4.3	**76.1**	72.8
Provisions (non-current)	**4.0**	3.5	**48.9**	64.3
	17.8	14.2	**177.1**	204.7

The aggregates of provisions for employee entitlements as shown above are $125.0 million, consolidated (2003: $137.1 million), and $9.6 million, FGL (2003: $7.8 million).

	Consolidated	
	2004	2003
Employee numbers		
Number of full-time equivalent employees at the reporting date	**9,300**	13,400

Foster's Employee Share and Option Plan

Ordinary shares

Under the terms of the Foster's Employee Share and Option Plan (the Plan), permanent employees of the Group's controlled entities, who have completed one year's service, are eligible to participate in the Plan. It is the present intention of the Directors that in any year in which the offer of shares is made, an equal number of shares be offered to all participating employees. An offer of shares is at the discretion of the Directors and is subject to performance criteria.

The issue price of the shares will usually be the weighted average of the prices at which shares in the Company are traded on the Australian Stock Exchange (ASX) during the one week period before the time of allotment, less a discount determined by Directors to be appropriate. Employees may pay the issue price, in whole or in part, from their own resources or alternatively the Company will arrange an interest free loan to fund the issue price of the shares. Repayment of loans is by way of dividends paid and voluntary repayment by employees. If an employee ceases to be employed by the Group, the whole outstanding loan must be repaid.

During the year, 5,114,800 fully paid ordinary shares (2003: 8,134,700) were issued pursuant to the Plan to 2,615 Group employees (2003: 4,224). The shares were allotted at a price of $3.88 (2003: $4.10), which was the weighted average price of Foster's Group Limited shares traded on the ASX in the week leading up to and including 5 December 2003, less fifty cents per share, in accordance with Foster's Employee Share and Option Plan rules.

In addition, 162,156 fully paid ordinary shares (2003: 198,343) were issued pursuant to the Foster's International Employee Share Plan to 176 (2003 192) US and UK employees. The shares were allotted at prices ranging from $3.77 to $3.99 (2003: $3.89 to $4.22) depending on when the share issue was made.

Share options

On issue at reporting date were options over 1,990,000 (2003: 1,990,000) un-issued ordinary shares, issued under the Foster's Employee Share and Option Plan.

No options were issued or granted during the year. With the current use of the Long Term Incentive Plan (LTIP), the Company no longer intends to use options as part of its executive remuneration strategy. No options have been issued by the Company since 1998. There was no exercise of options over fully paid ordinary shares during the year. In 2003 there were 400,000 options over fully paid ordinary shares that were exercised at an exercise price of $2.73 per share.

Note 29 Employee benefits (continued)

The exercise dates on the following employee options have been extended until November 2005.

	No. of shares represented
- at $2.12	50,000 (1)
- at $2.36	160,000 (1)
- at $2.12	1,200,000 (2)
- at $2.36	160,000 (2)
- at $2.48	420,000 (2)

These employee options over un-issued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of options marked (1) and $3.40 in respect of options marked (2).

The criteria allowing the options expiring in 2005 to be exercised has been met.

Foster's Long Term Incentive Plan (LTIP)

In 1998, the shareholders of Foster's Group Limited approved the establishment of the LTIP. Under this plan, the Directors may make offers to certain employees to participate in the LTIP. Should certain performance standards be met, plan participants will be entitled to shares to be issued by the Company (initially held in trust for participants). The performance standard is the Company's relative performance compared with a peer group of companies. In September 2003, in accordance with the LTIP criteria, a total of 4,080 ordinary shares (2003: 718,080 ordinary shares) in the company at $0.00 per share were acquired by eligible employees.

Superannuation Commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations, which are carried out at regular intervals not exceeding three years.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

During the year the Group has made contributions to the Foster's Group Superannuation Fund in Australia and the Tibsco Pension Plan in the United Kingdom.

Based on the latest actuarial valuation at 30 June 2002 performed by RS Mitchell FIA, FIAA, ASA, the assets of Foster's Group Superannuation Fund were materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2002 identified the value of the Foster's Group Superannuation Fund assets to be $291.6 million. Fully vested benefits at this date were $281.9 million (fund assets in excess by $9.7 million). Accrued benefits at this date were $290.9 million (fund assets in excess by $0.7 million).

The actuary has estimated that the shortfall of assets compared with vested benefits under the Foster's Group Superannuation Fund as at 30 June 2004 is approximately $1.8 million (2003: $17.5 million). The shortfall arises in the event of the voluntary or compulsory termination of employment of each employee and is not booked as a liability as there is no present obligation to fund the deficit other than through future contributions at the agreed actuarially determined rates. During the period at the request of the trustees, the Group contributed an additional payment of $10.0 million to the Fund (refer Note 4 Significant Items).

Arrangements were made during the year to transfer the remaining Tibsco Pension Fund superannuation arrangements from the defined benefit fund to an accumulation fund or other individual arrangement. The Tibsco Pension Fund was terminated with effect from 30 September 2003. The Group provided an undertaking to fully fund the cost of future benefits of the members and provided $2.5 million during the year to satisfy all remaining company obligations to the Tibsco Pension Fund (refer Note 4 Significant Items).

Note 29 Employee benefits (continued)

The Group sponsors the defined benefit plans as noted above. The estimated material defined benefit fund assets (in excess of $20.0 million) at net market value and the aggregate of all defined benefit funds are:

	Consolidated	
	2004 $m	2003 $m
Foster's Group Superannuation Fund		
- Fund assets [1,2]	**341.7**	268.1
- Vested benefits [1,2]	**(343.5)**	(285.6)
Net surplus / (deficiency)	**(1.8)**	(17.5)
Employer contributions to the fund	**41.6**	13.7
Employer contributions payable to the fund	**1.0**	-
Aggregate totals		
- Assets of the funds	**341.7**	272.4
- Vested benefits of the funds	**(343.5)**	(290.3)
Net surplus / (deficiency)	**(1.8)**	(17.9)
Employer contributions to the funds [3]	**44.1**	13.7
Employer contributions payable to the funds [3]	**1.5**	-

1. Fund assets for the Foster's Group Superannuation Fund at 30 June 2004 are based on an estimate prepared by the Fund actuary as at 30 June 2004.
2. Fund assets and vested benefits for the Foster's Group Superannuation Fund as at 30 June 2003 are from the audited financial statements at 30 June 2003.
3. The Aggregate totals of employer contributions during the year includes amounts contributed to the Tibsco Pension Fund.

Vested benefits are member entitlements which are not conditional upon the continued membership of the funds and are payable on resignation from the funds.

Note 30 Notes to the statements of cash flows

Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2004	2003	**2004**	2003
	$m	$m	**$m**	$m
cash at bank, on hand and in transit (note 10)	**0.2**	0.1	**114.6**	152.6
cash on deposit (note 10)			**595.0**	205.0
bank overdrafts (note 20)	**-**	(1.9)	**(2.8)**	(20.0)
	0.2	(1.8)	**706.8**	337.6

Reconciliation of net cash flows from operating activities to profit from ordinary activities

	FGL 2004 $m	FGL 2003 $m	Consolidated 2004 $m	Consolidated 2003 $m
profit from ordinary activities	**1,127.5**	242.2	**806.7**	470.4
depreciation and amortisation	**4.8**	4.5	**204.9**	213.4
contributions from partnerships			**(0.7)**	(0.9)
(profit)/loss on disposal of non-current assets			**2.7**	(9.6)
(profit)/loss on disposal of controlled entities			**(553.1)**	-
valuation increment on grapes and vines			**(35.2)**	(86.4)
recoverable amount write-down	**12.5**	-	**66.2**	98.8
provisions	**1.1**	(0.2)	**362.6**	80.8
borrowing costs			**(0.6)**	(1.8)
movement in unrealised foreign exchange			**(1.7)**	(4.5)
Net cash provided by operating activities before change in assets and liabilities	**1,145.9**	246.5	**851.8**	760.2
change in working capital, net of effects from acquisition/disposal of controlled entities				
- receivables	**(1,405.8)**	(823.8)	**69.9**	(29.0)
- inventories			**(109.4)**	45.3
- other assets	**(0.3)**	9.8	**(23.5)**	(19.0)
- accounts payable	**(34.8)**	119.7	**3.1**	9.5
- provisions	**(0.4)**	243.3	**(134.9)**	(70.5)
net cash flows from operating activities [1]	**(295.4)**	(204.5)	**657.0**	696.5
Entities acquired				
Consideration paid and accrued				
- cash			**98.3**	180.7
- previously accrued, now paid			**4.0**	22.3
			102.3	203.0

1. Net cash flows from operating activities in the current period includes $120.9 million (2003: $107.2 million) cash received mainly due to Treasury division hedge restructuring transaction and $4.3 million (2003: $7.8 million) net cash outflows resulting from the net significant items.

Note 30 Notes to the statements of cash flows (continued)

	Consolidated 2004 $m	2003 $m
Entities acquired (continued)		
Net assets acquired		
- cash	-	2.3
- receivables	4.1	13.9
- inventories	4.2	55.3
- investments	78.6	-
- property, plant and equipment	-	24.7
- agricultural assets	-	2.2
- intangibles	2.3	18.2
- deferred tax assets	-	0.7
- *accounts payable*	(0.4)	(13.8)
- borrowings	-	(1.2)
- provisions	-	(3.0)
	88.8	99.3
outside equity interests acquired	11.6	1.3
goodwill acquired	1.9	54.0
	102.3	154.6
cash consideration (net of debt acquired)	102.3	203.0
less: net cash balances and cash equivalents acquired	-	(2.3)
	102.3	200.7
Net assets of entities acquired reconciles to the cash flow statement as follows:		
payments to acquire controlled entities (net of cash balances acquired)	-	(87.6)
payments to acquire outside equity interest in controlled entities	(17.8)	(9.3)
payments to acquire other assets	(84.5)	(103.8)
	(102.3)	(200.7)
Entities disposed		
Consideration		
- net proceeds per cash flow statement	1,311.6	-
- cash at disposal date	48.5	
- gross proceeds	1,360.1	
- loan repayment	(150.0)	
- deferred consideration and accrued costs	(27.5)	-
	1,182.6	-
Net assets disposed of		
- cash	48.5	-
- receivables	6.1	-
- inventories	37.5	-
- property, plant and equipment	659.4	-
- intangibles	49.4	-
- other assets	1.7	
- accounts payable	(32.1)	-
- borrowings	(150.0)	-
- provisions	(19.4)	-
	601.1	-
Gross profit on disposal	581.5	-
Restructuring costs	(28.4)	-
Net profit on disposal	553.1	-

Refer to Interest bearing liabilities (note 20), Contributed equity (note 22) and Employee benefits (note 29) for details of non-cash financing transactions relating to conversion of exchangeable bonds, employee share plans, the LTIP and the dividend reinvestment plan (DRP).

Note 31 Standby arrangements and unused credit facilities

	Consolidated	
	2004 **$m**	2003 $m
Committed arrangements / facilities available to the Group:		
Arrangements to provide standby funds and/or support facilities	**1,441.0**	1,462.1
amounts utilised	**(455.6)**	(420.2)
amount of credit unused	**985.4**	1,041.9

The Group has access to other funding arrangements through non-bank facilities. Details of major arrangements are as follows:

Bank Loans

Total facilities are $1,441.0 million (2003: $1,462.1 million) of which $985.4 million was unutilised (2003: $1,041.9 million). Facilities totalling $796.4 million (2003: $800.1 million) have maturity dates beyond June 2006. These facilities are reviewable annually for further extension by mutual agreement.

The Board has approved changes to standby bank facilities which standardise credit terms and reduce total available credit facilities (including standby facilities) to $838.3 million effective from 1 July 2004.

Note 32 Financial instruments

Foster's Treasury, which has responsibility for the management of derivative financial instruments, conducts the Group's treasury activities in accordance with the policies of the Group's Treasury Charter, which has been approved by the Directors. The Treasury Charter sets out the policies with respect to the internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate exposures and commodity price exposures and counterparty credit limits and requires regular reporting to the Board of Directors of exposure to derivative financial instruments.

Foster's Treasury seeks to mitigate risk from adverse movements in interest rates and foreign currency through the use of interest rate and cross currency swaps and other short and medium term derivative instruments.

Interest Rate Risk

2004	Notes	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	10	709.6				-	709.6
Receivables [1]	11					754.3	754.3
Other financial assets	14					77.0	77.0
Total financial assets		709.6	-	-	-	831.3	1,540.9
Weighted average interest rate		4.86%	-	-			
Financial liabilities							
Payables	19					(848.4)	(848.4)
Bank overdrafts	20	(2.8)					(2.8)
Bank loans [2]	20	(366.5)		(95.6)			(462.1)
Other loans	20		(749.6)	-	(1,157.3)		(1,906.9)
Total financial liabilities		(369.3)	(749.6)	(95.6)	(1,157.3)	(848.4)	(3,220.2)
Net hedging activity [3]		(1,182.8)	459.5	-	723.3	-	-
Total financial liabilities including hedging activities		(1,552.1)	(290.1)	(95.6)	(434.0)	(848.4)	(3,220.2)
Weighted average interest rate (after hedging activities)		4.2%	4.7%	6.9%	6.9%	-	-
Net hedging activity [3]							
Net movement on revaluation of EUR MTN		-	(65.2)	-	-	-	(65.2)
Interest rate swaps		(1,248.0)	524.7	-	723.3	-	-
Cross currency swaps		65.2	-	-	-	-	65.2
Forward rate agreements		-	-	-	-	-	-
Net hedging activity		(1,182.8)	459.5	-	723.3	-	-

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars.
3. Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, ie. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 32 Financial instruments (continued)

Interest Rate Risk (continued)

2003	Notes	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	10	357.6					357.6
Receivables [1]	11					1,524.5	1,524.5
Other financial assets	14					1.9	1.9
Total financial assets		357.6	-	-	-	1,526.4	1,884.0
Weighted average interest rate		2.7%					
Financial liabilities							
Payables	19					(1,444.3)	(1,444.3)
Bank overdrafts	20	(20.0)					(20.0)
Bank loans [2]	20	(232.0)		(95.4)			(327.4)
Other loans	20	(97.3)	(594.9)	(765.4)	(1,200.2)		(2,657.8)
Total financial liabilities		(349.3)	(594.9)	(860.8)	(1,200.2)	(1,444.3)	(4,449.5)
Net hedging activity [3]		(1,715.5)	150.0	815.4	750.1	-	-
Total financial liabilities including hedging activities		(2,064.8)	(444.9)	(45.4)	(450.1)	(1,444.3)	(4,449.5)
Weighted average interest rate (after hedging activities)		3.9%	4.8%	6.9%	5.8%		
Net hedging activity [3]							
Net movement on revaluation of EUR MTN				(49.1)			(49.1)
Interest rate swaps		(1,614.6)		864.5	750.1		-
Cross currency swaps		49.1					49.1
Forward rate agreements		(150.0)	150.0				
Net hedging activity		(1,715.5)	150.0	815.4	750.1	-	-

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars.
3. Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, ie. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Foreign Exchange Risk

Consistent with the risk averse approach to management of the Group's foreign currency denominated assets and liabilities, foreign exchange exposures are managed by Foster's Treasury, to minimise risk and the cost of risk management. Group policy is to fund foreign currency assets, where practicable, in the respective currencies in which such assets are denominated.

Forward foreign exchange contracts, foreign currency interest rate and cross currency swaps (including deferred start swaps) and foreign currency options are entered into to hedge the Group's foreign currency net assets and exposures. The Group's net assets and foreign currency transactions are primarily denominated in Australian dollars, United States dollars, Euro's, Great British Pounds, Canadian dollars and New Zealand dollars.

Note 32 Financial instruments (continued)

At reporting date, the details of outstanding forward foreign exchange contracts are (Australian dollar equivalents):

	Face Value of Contracts		Average Exchange Rate	
	2004	2003	**2004**	2003
	$m	$m		
Buy CAD Sell USD 0 – 6 months	**8.2**	1.1	**1.3698**	1.3440
Buy CAD Sell USD 6 – 12 months	**14.5**	-	**1.4001**	-
Sell CAD Buy AUD 0 – 6 months	**-**	(26.1)	**-**	0.8044
Sell CAD Buy AUD greater than 12 months	**-**	(26.1)	**-**	0.8040
Sell CAD Buy USD 0 – 6 months	**(32.9)**	(3.3)	**1.4735**	1.3530
Sell CAD Buy USD 6 – 12 months	**(41.5)**	(25.6)	**1.4293**	1.5182
Sell CAD Buy USD greater than 12 months	**(0.4)**	(3.1)	**1.3730**	1.3923
Net CAD position – Sell CAD	**(52.1)**	(83.1)		
Buy EUR Sell AUD 0 – 6 months	**21.0**	0.2	**0.5714**	0.5566
Buy Euro Sell AUD 6 – 12 months	**0.5**	-	**0.5611**	-
Sell EUR Buy AUD 0 – 6 months	**(0.8)**	-	**0.5379**	-
Buy EUR Sell USD 0 – 6 months	**43.9**	32.2	**1.0877**	1.0747
Buy EUR Sell USD 6 – 12 months	**22.9**	47.5	**1.0989**	1.1203
Buy EUR Sell USD greater than 12 months	**16.9**	8.6	**1.0998**	1.0508
Sell EUR Buy USD 0 – 6 months	**(24.8)**	(125.1)	**1.1083**	1.0786
Sell EUR Buy USD 6 – 12 months	**-**	(14.9)	**-**	1.18
Sell EUR Buy GBP 0 – 6 months	**(15.0)**	-	**0.7197**	-
Net EUR position – Buy/(Sell) EUR	**64.6**	(51.5)		
Buy GBP Sell AUD 0 – 6 months	**4.4**	-	**0.3675**	-
Buy GBP Sell AUD 6 – 12 months	**2.6**	-	**0.3616**	-
Buy GBP Sell USD 0 – 6 months	**5.2**	29.4	**1.5980**	1.5898
Buy GBP Sell USD 6 – 12 months	**3.5**	9.2	**1.7679**	1.5480
Sell GBP Buy AUD 0 – 6 months	**(51.9)**	(39.3)	**0.3899**	0.3689
Sell GBP Buy AUD 6 – 12 months	**(15.3)**	-	**0.3932**	-
Sell GBP Buy AUD greater than 12 months	**(13.1)**	-	**0.3882**	-
Sell GBP Buy USD 0 – 6 months	**(9.7)**	(105.4)	**1.5960**	1.6549
Sell GBP Buy USD 6 – 12 months	**(3.5)**	-	**1.7679**	-
Sell GBP Buy USD greater than 12 months	**-**	(5.0)	**-**	1.5980
Net GBP position – Sell GBP	**(77.8)**	(111.1)		

Note 32 Financial instruments (continued)

Foreign Exchange Risk (continued)

	Face Value of Contracts		Average Exchange Rate	
	2004	2003	**2004**	2003
	$m	$m		
Buy NZD Sell AUD 0 – 6 months	**0.2**	-	**1.1433**	-
Sell NZD Buy AUD 0 – 6 months	**(10.1)**	(5.0)	**1.2236**	1.0920
Sell NZD Buy AUD 6 – 12 months	**(8.1)**	(5.1)	**1.2375**	1.1328
Sell NZD Buy EUR 0 – 6 months	**(0.8)**	-	**0.5162**	-
Sell NZD Buy EUR 6 – 12 months	**(0.3)**	-	**0.4922**	-
Buy NZD Sell USD 0 – 6 months	**4.9**	0.1	**0.5532**	0.5830
Buy NZD Sell USD 6 – 12 months	**0.5**	1.7	**0.5499**	0.5395
Buy NZD Sell USD greater than 12 months	**-**	2.1	**-**	0.5460
Sell NZD Buy USD 0 – 6 months	**(2.2)**	(53.9)	**0.5460**	0.5447
Sell NZD Buy USD 6 – 12 months	**(0.5)**	(5.2)	**0.5518**	0.5100
Net NZD position – Sell NZD	**(16.4)**	(65.3)		
Buy USD Sell AUD 0 – 6 months	**15.3**	493.2	**0.7043**	0.5284
Buy USD Sell AUD 6 – 12 months	**12.5**	111.4	**0.6855**	0.5708
Buy USD Sell AUD greater than 12 months	**-**	527.2	**-**	0.5347
Sell USD Buy AUD 0 – 6 months	**(81.1)**	(1,908.7)	**0.5688**	0.5804
Sell USD Buy AUD 6 – 12 months	**(90.7)**	(55.3)	**0.5444**	0.5255
Sell USD Buy AUD greater than 12 months	**(23.8)**	(815.6)	**0.5200**	0.5112
Buy USD Sell JPY 0 – 6 months	**-**	0.7	**-**	117.0300
Net USD position – Sell USD	**(167.8)**	(1,647.1)		
Sell JPY Buy AUD 0 – 6 months	**(0.3)**	-	**55.1300**	-
Sell JPY Buy AUD 6 – 12 months	**(0.2)**	-	**55.1300**	-
Net JPY position – Sell JPY	**(0.5)**	-		

For contracts hedging anticipated sales and purchases denominated in foreign currencies, any unrealised gains and losses on the contracts, together with the costs of the contracts, are recognised in the financial statements at the time the underlying transaction occurs. The net unrealised gain on hedges of anticipated sales and purchases denominated in foreign currencies at reporting date was $34.9 million (2003: $33.2 million gain).

Commodity Risk

The Group enters into commodity forward contracts to manage aluminium price risk. The Group utilises aluminium in the production process. At reporting date, the Australian dollar values of outstanding commodity derivative financial instruments are:

	Face Value of Contracts		Average Strike Price	
	2004	2003	**2004**	2003
	$m	$m	US$ per metric tonne	
Aluminium				
Forward contracts				
0 – 6 months	**-**	11.2	**-**	1,387
6 – 12 months	**-**	11.2	**-**	1,385
> 12 months	**-**	1.9	**-**	1,390

Note 32 Financial instruments (continued)

Credit Risk

Credit risk represents the potential loss which the Group could incur if counterparts failed to meet their obligations under their respective contracts or arrangements with the Group.

Credit risk for financial assets which have been recognised in the statement of financial position is generally the carrying amount, net of any provision for doubtful debts.

Credit risk on off-balance sheet contracts is minimised as the Group deals only with reputable, highly rated financial institutions in respect of, inter alia, the entering into of derivative financial instruments to manage its exposures to fluctuations in interest and exchange rates.

The maximum credit risk exposure on foreign currency hedge instruments is the net fair value of in-the-money instruments. At reporting date, this amount was $122.9 million (2003: $438.6 million). In respect of financial assets, the Group is not materially exposed to any individual overseas country. In respect of derivative financial instruments, the Group is exposed to two individual counterparties.

The maximum credit risk exposure on interest rate hedge instruments at reporting date, which is limited to the net fair value of in-the-money hedge instruments at that date, was $116.8 million (2003: $377.3 million).

Net Fair Values

On-balance sheet financial instruments

The net fair values of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximate their carrying value. The net fair values of other monetary financial assets and financial liabilities are either based upon market prices where a market exists or has been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

Listed equity investments have been valued by reference to market prices prevailing at reporting date. For unlisted equity investments, the net fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

The carrying amount and net fair values of financial assets and financial liabilities at reporting date are:

	2004 Carrying amount $m	2003 Carrying amount $m	**2004 Net fair value $m**	2003 Net fair value $m
Financial assets				
Cash and deposits	**709.6**	357.6	**709.6**	357.6
Trade debtors	**541.8**	575.2	**541.8**	575.2
Other debtors	**207.8**	944.8	**207.8**	944.8
Loans to Directors and other persons	**4.7**	4.5	**4.7**	4.5
Quoted shares	**76.5**	-	**89.2**	1.2
Unquoted shares	**0.4**	1.9	**0.4**	1.9
Total financial assets	**1,540.8**	1,884.0	**1,553.5**	1,885.2
Financial liabilities				
Payables	**848.4**	1,444.3	**848.4**	1,444.3
Bank overdrafts	**2.8**	20.0	**2.8**	20.0
Bank loans	**462.1**	327.4	**462.1**	327.4
Other loans	**1,906.9**	2,657.8	**1,906.9**	2,657.8
Total financial liabilities	**3,220.2**	4,449.5	**3,220.2**	4,449.5

Unless otherwise stated, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled in an arm's length transaction at an amount approximating its carrying amount.

Note 32 Financial instruments (continued)

Net Fair Values (continued)

Off-balance sheet derivative financial instruments

The valuation of off-balance sheet derivative financial instruments detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely that, in the absence of abnormal circumstances, these contracts would be terminated prior to maturity.

The net fair value of off-balance sheet derivative financial instruments held at reporting date are:

	Net fair value	Net fair value
	2004	2003
	$m	$m
Interest rate hedging instruments		
- interest rate swaps	**116.8**	238.6
- cross currency swaps [1]	**2.9**	7.4
- interest rate options	**-**	(40.1)
Foreign currency hedging instruments		
- foreign exchange contracts	**34.9**	199.2
- currency options	**-**	(64.7)
- commodity swaps	**-**	0.1
	154.6	340.5

1. The prior year comparative has been restated from $56.4 million to $7.4 million to exclude the recognised principal component.

Note 33 Related party disclosures

FGL and the Group enter into transactions which are insignificant in amount, with Directors and their Director-related entities within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1017 Related Party Disclosures.

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 13 and 14 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 34 Events occurring after reporting date

In July 2004 the Group announced that it had appointed external advisers to commence the divestment of Lensworth, the Group's residential property business. Lensworth is regarded as non-core asset within the Group's premium branded beverages model. The successful resolution of the Emanual Group litigation in May 2004 allows the Group to pursue divestment options for this business.

The Group's on-market buy-back activity since 30 June 2004 to the date of this report resulted in 11.4 million ordinary shares being purchased by the Company at a cost of $52.9 million. The shares were bought back at prices ranging between $4.56 and $4.73 per ordinary share, at an average price of $4.65 per ordinary share.

A total of 1,210,400 fully paid ordinary shares will be issued to 73 participants under the 2000 offer of the Long Term Incentive Plan (LTIP).

Note 35 International Financial Reporting Standards

Foster's Group Limited will be required to adopt the Australian equivalents to International Financial Reporting Standards (IFRS) in its first fully IFRS compliant financial statements for the year ending 30 June 2006. In presenting its first year's IFRS report, the Group will be required to restate the comparative financial statements to amounts reflecting the application of IFRS. The majority of adjustments required on transition will be made, retrospectively, against opening retained profits.

The Group has completed a risk based assessment of the key business and compliance impacts expected to arise from changes in accounting policies to report in accordance with IFRS requirements.

The Group has a structured IFRS implementation project that facilitates the communication of the accounting changes to key management personnel and the determination of the financial impact on transition. The implementation project has dedicated resources and provides regular status reporting to the Audit and Risk Committee and external auditors.

At this stage the Company has not been able to reliably quantify the impacts on the financial report. To this point, the key changes in accounting policies that are expected are as follows:

Goodwill	
Potential impact on retained earnings at 1 July 2004. Elimination of amortisation will reduce expenses and increase earnings. Reduction in earnings may result in the event of impairment. A reliable estimation of the future financial effect has not yet been made.	Under AASB 3 "Business Combinations" amortisation of goodwill will be prohibited and instead will be subject to annual impairment testing, on a discounted basis. This will result in a change in the Group's accounting policy which currently amortises goodwill over the lessor of the period of time to which the benefits are expected to arise and twenty years.
Brand names, mailing lists, patents and licences	
Initial impact on retained earnings and asset revaluation reserve at 1 July 2004. Elimination of amortisation of mailing lists will reduce expenses and increase earnings. De-recognition of internally generated brand names. De-recognition of internally generated mailing lists.	In accordance with AASB 138 "Intangible Assets" internally generated brand names, such as the CUB Beer brands, will be required to be de-recognised, given that the standard does not allow recognition of internally generated intangibles. Furthermore, the standard will require internally generated mailing lists to be de-recognised. The carrying value will only reflect the maintenance of customers on the list from the date of acquisition.
Financial Instruments	
Initial impact on retained earnings at 1 July 2004. Volatility in future earnings may result from measuring instruments at fair value.	Under AASB 139 "Financial Instruments: Recognition and Measurement" financial instruments will be required to be classified into five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not recognised on balance sheet.
Hedge Accounting	
Initial impact on retained earnings at 1 July 2004. Volatility in future earnings may result if effectiveness is not achieved. Reliable estimation of future financial effects of this change in accounting policy has not yet been measured.	Under AASB 139 "Financial Instruments: Recognition and Measurement" all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in earnings.

Note 35 International Financial Reporting Standards (continued)

Employee Benefits - Superannuation Initial impact on retained earnings at 1 July 2004. Volatility in future earnings.	Under AASB 119 "Employee Benefits" the Group will be required to recognise the net position of the defined benefit fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through retained profits as at 1 July 2004, with subsequent movements taken against earnings for the period. This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.
Share Based Payments Initial impact on retained earnings at 1 July 2004. Higher expenses.	Under AASB 2 "Share based Payments" share based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognise an expense in respect of these items.
Income Taxes Initial impact on retained earnings at 1 July 2004. Additional deferred tax assets and/or liabilities may be recognised.	Under AASB 112 "Income Taxes" tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability.
Impairment of Assets Potential impact on retained earnings at 1 July 2004. Volatility in earnings may result in the event of impairment. A reliable estimation of the future financial effect is impracticable at this point, because the conditions under which impairment will be assessed are not yet known.	Under AASB 136 "Impairment of Assets" the recoverable amount of an asset is determined as the higher of net selling price and value in use. Under the new policy, impairment of assets testing will be required to be performed on a discounted future cash flow basis for each cash-generating unit. Currently the assessment of recoverable amount of non-current assets is made with reference to un-discounted cash flows.
Borrowing Costs Initial impact on retained earnings at 1 July 2004. Initially higher expenses.	Under AASB 123 "Borrowing Costs" can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.

Note 36 Controlled entities

The Group has a 100% ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation		Country of incorporation
Accenta Paul GmbH Beratung Fur Werbung Und Direktvertries	Germany	Australian, Mercantile, London Limited	UK
A.C.N. 004 039 070 Pty. Ltd. (formerly Foster's Brewing Group Pty. Ltd.)	Australia	Babble Pty. Ltd.	Australia
A.C.N. 006 327 028 Pty. Ltd. (formerly ALH (Victoria) Pty. Ltd.)	Australia	Bacchus Gate Corp.	USA
A.C.N. 008 008 526 Pty. Ltd. (formerly Australian Leisure and Hospitality Group Pty. Ltd.)	Australia	Balfours Imports Inc.	USA
A.C.N. 070 379 869 Pty. Ltd. (formerly ALH (WA) Pty. Ltd.)	Australia	Beringer Blass Distribution SRL [1]	Italy
A.C.N. 103 423 178 Pty. Ltd. (formerly ALH Property Holdings Pty. Ltd.)	Australia	Beringer Blass Italia S.R.L.	Italy
Alagon Pty. Ltd.	Australia	Beringer Blass Wine Estates Chile Limitada	Chile
Aldershot Nominees Pty. Ltd. [2]	Australia	Beringer Blass Wine Estates Company	USA
Amayana Pty. Ltd.	Australia	Beringer Blass Wine Estates Holdings, Inc.	USA
Amberton Wines Pty. Ltd.	Australia	Beringer Blass Wine Estates Limited	New Zealand
AML&F Holdings Pty. Ltd.	Australia	Beringer Blass Wine Estates Limited	UK
Amwex Inc.	USA	Beringer Blass Wine Estates Limited [2]	Australia
Anglemaster Limited	UK	Beringer Blass Wine Estates Sales Company	USA
Archana Pty. Ltd. [2]	Australia	Beringer Wine Estates Foreign Sales Corporation	Barbados
Ashwick (NT) No. 2 Pty. Ltd.	Australia	Bevcorp Pty. Ltd.	Australia
Ashwick (NT) No. 7 Pty. Ltd.	Australia	Bilyara Vineyards Pty. Ltd. [2]	Australia
Ashwick (Qld.) No. 1 Pty. Ltd.	Australia	Bourse du Vin International B.V.	Netherlands
Ashwick (Qld.) No. 9 Pty. Ltd.	Australia	Bourse du Vin Limited	UK
Ashwick (Qld.) No. 15 Pty. Ltd.	Australia	Brewing Holdings Pty. Ltd. (formerly Brewing Holdings Limited) [2]	Australia
Ashwick (Qld.) No. 16 Pty. Ltd.	Australia	Brewing Investments Pty. Ltd. (formerly Brewing Investments Limited) [2]	Australia
Ashwick (Qld.) No. 17 Pty. Ltd.	Australia	Brewman Group Limited	UK
Ashwick (Qld.) No. 18 Pty. Ltd.	Australia	Brewman TL Limited	UK
Ashwick (Qld.) No. 29 Pty. Ltd.	Australia	Brewtech Pty. Ltd.	Australia
Ashwick (Qld.) No. 73 Pty. Ltd.	Australia	Bright Star Investments Pty. Ltd. (formerly Bright Star Investments Limited) [2]	Australia
Ashwick (Qld.) No. 74 Pty. Ltd.	Australia	Brokenback Pty. Ltd.	Australia
Ashwick (Qld.) No. 83 Pty. Ltd.	Australia	Bulmer Australia Limited [2, 6]	Australia
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia	Bulmer Harvest Limited	New Zealand
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia	Cape Schanck Wines Pty. Ltd.	Australia
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia	Cardmember Wines Limited	New Zealand
Ashwick (Vic.) No. 27 Pty. Ltd.	Australia	Cardmember Wines Pty. Ltd.	Australia
Ashwick (Vic.) No. 65 Pty. Ltd.	Australia	Carlton & United Beverages Limited (formerly Carlton & United Breweries Limited) [2]	Australia
Austotel (Victoria Holdings) Pty. Ltd.	Australia	Carlton & United Breweries Limited (formerly A.C.N. 105 344 965 Limited) [1]	Australia
Australian Estates Pty. Ltd.	Australia	Carlton & United Breweries (N.S.W.) Pty. Limited [2]	Australia
Australian Hotel & Gaming (Management) Pty. Ltd. [2]	Australia	Carlton & United Breweries (Queensland) Pty. Ltd. (formerly Carlton & United Breweries (Queensland) Limited) [2]	Australia
Australian Hotel & Gaming (Properties) Pty. Ltd.	Australia	Carlton & United Breweries (Stator) Pty. Ltd. [2]	Australia
Australian Hotel & Gaming Corporation Pty. Ltd. [2]	Australia	Carlton Brewery Hotels (N.R.) Pty. Limited [2]	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia	Carlton Brewery Hotels (Victoria) Pty. Ltd.	Australia

Note 36 Controlled entities (continued)

	Country of incorporation		Country of incorporation
Carlton Brewery Hotels Pty. Ltd. [2]	Australia	FBG India Holdings Limited	Mauritius
Carter and Associates (2000) Limited	New Zealand	FBG International Limited	UK
Cascade Brewery Company Pty. Ltd. [2]	Australia	FBG Investments Pty. Ltd. [2]	Australia
Cellar Door Direct GmbH	Germany	FBG Treasury (Aust.) Limited	Australia
Cellar Door Direct Pty. Limited	Australia	FBG Treasury (Europe) B.V.	Netherlands
Cellarmaster Wines Europe B.V.	Netherlands	FBG Treasury (N.Z.) Limited	New Zealand
Cellarmaster Wines Germany GmbH	Germany	FBG Treasury (U.K.) plc	UK
Cellarmaster Wines Holdings (U.K.) Limited	UK	FBG Treasury (U.S.A.) Inc.	USA
Cellarmaster Wines Limited	New Zealand	FBG Vietnam Holdings Pty. Ltd. [2]	Australia
Cellarmaster Wines SA	Switzerland	FGL Employee Share Plan Pty. Ltd.	Australia
Cellarmaster Wines (UK) Limited	UK	Filehaze Pty. Ltd.	Australia
Cellarmaster Wines Pty. Limited [2]	Australia	Finnews Pty. Ltd.	Australia
Cellarmasters GmbH	Germany	Foster's Brewing Group (U.S.A.) Limited	USA
Classic Packaging Pty. Limited [2]	Australia	Foster's Brewing Group Pty. Ltd. (formerly Pekrove Pty. Ltd.)	Australia
CNAB Pty. Ltd. (formerly BCB Beverages Pty. Ltd.) [2, 6]	Australia	Foster's (Cambodia) Limited	Cambodia
Craigburn Land Co. Pty. Ltd.	Australia	Foster's China Pty. Ltd. (formerly Foster's China Limited) [2]	Australia
Craigburn Property Pty. Ltd.	Australia	Foster's Danang Limited	Vietnam
Crintana Pty. Ltd.	Australia	Foster's Finance Corp.	USA
CSB Pty. Ltd.	Australia	Foster's Group Cambodia Holdings Pty. Ltd.	Australia
Data Co-ordination Centre Inc. – The Wine Exchange	USA	Foster's Group Canada Inc.	Canada
Demener Pty. Ltd.	Australia	Foster's Group New Zealand Limited	New Zealand
Dennys Strachan Mercantile Pty. Ltd.	Australia	Foster's International (N.Z.) Pty. Limited [2]	Australia
Derel ESC Pty. Ltd. (formerly Derel ESC Limited) [2]	Australia	Foster's Sports Foundation [1]	Australia
Derel QGGA Pty. Ltd.	Australia	Foster's Tien Giang Limited	Vietnam
Dismin Investments Pty. Ltd. [2]	Australia	Foster's Vietnam Limited	Vietnam
Dreamgame Limited	UK	Galemaze Pty. Ltd.	Australia
EFG Australia Limited	Australia	Ghalias (BBA) Pty. Ltd. (formerly Ghalias (BBA) Limited)	Australia
EFG Finance Leasing Limited	Australia	Graf von Rudesheim	Germany
EFG Holdings (U.S.A.) Inc.	USA	Grand Cru Expertise "De Belgische Wijnbeurs" N.V.	Belgium
EFG Investments Limited	Australia	Grand Cru Expertise "De Nederlandse Wijnbeurs" B.V.	Netherlands
EFG Securities Limited	Australia	H. Jones & Co. Pty. Ltd.	Australia
EFG Treasury Pty. Limited	Australia	H. Maximilian Pallhuber GmbH & Co. KG	Germany
ELFIC Limited	Australia	H.P. Bulmer (Overseas Holdings) Limited [2, 6]	UK
Elstone Developments Pty. Ltd.	Australia	Herve Lu Puy	France
ESG (Enterprises) N.V.	Neth. Ant.	Herve Lu Puy	Switzerland
Etude Wines, Inc.	USA	Highlands Craigieburn Pty. Ltd.	Australia
Ewines Pty. Limited	Australia	Hotel (FP) Pty. Ltd.	Australia
FBG (U.K.) Limited	UK	I-Nova Consulting Pty. Ltd. [1]	Australia
FBG Brewery Holdings UK Limited	UK	Il Cavelieri Del Castello Di Gabbiano SRL	Italy
FBG Canada Limited	Canada	Kangaroo Ridge Wines Europe Limited (formerly Vintage Cellars Limited)	UK
FBG Finance Limited	Australia	Kawana Beach Pty. Ltd.	Australia
FBG Holdings (U.K.) Limited	UK	Kawana Central Pty. Ltd.	Australia
FBG Incentive Pty. Ltd.	Australia	Kawana Industrial Park Pty. Ltd.	Australia

Note 36 Controlled entities (continued)

	Country of incorporation		Country of incorporation
Kawana Island Pty Ltd.	Australia	Nexday Pty. Limited	Australia
Kawana Lakes Pty. Ltd.	Australia	North Lakes Marketing Consultancy Trust	Australia
Korsan Pty. Ltd. [2, 6]	Australia	North Lakes Marketing Pty. Ltd.	Australia
Krondorf Wines Pty. Ltd.	Australia	North Lakes Sales Agency Trust	Australia
La Fraternelle De Bourgogne [1]	France	North Lakes Sales Pty. Ltd.	Australia
Lensworth Beachmere Pty. Ltd.	Australia	North Napa Land Co.	USA
Lensworth Bells Creek Pty. Ltd.	Australia	Norwood Beach Pty. Ltd.	Australia
Lensworth Bellvista Pty. Ltd.	Australia	Nova Glen Pty. Ltd.	Australia
Lensworth Buddina Pty. Ltd.	Australia	Oakland Glen Pty. Ltd.	Australia
Lensworth Caboolture Waters Pty. Ltd.	Australia	Oakley Park Pty. Ltd.	Australia
Lensworth Caloundra Downs Pty. Ltd.	Australia	Pica Finance Limited	UK
Lensworth Funds Management Limited	Australia	Pica Group Limited	Australia
Lensworth Glenmore Park Limited	Australia	Pica Nominees Pty. Limited	Australia
Lensworth Group Limited	Australia	Pitt, Son & Badgery Pty. Ltd.	Australia
Lensworth Highlands Craigieburn Pty. Ltd.	Australia	Power Brewing Company Pty. Ltd.	Australia
Lensworth Highlands Pty. Ltd.	Australia	Premium Land, Inc.	USA
Lensworth Kawana Waters Pty. Ltd.	Australia	Primedan Pty. Ltd.	Australia
Lensworth Lake Doonella Pty. Ltd.	Australia	Queensland Breweries Pty. Ltd. [2]	Australia
Lensworth North Lakes Development Pty. Ltd.	Australia	Rimpacific Shipping (U.K.) Ltd.	UK
Lensworth North Lakes Marketing Pty. Ltd.	Australia	Robertsons Well Pty. Ltd.	Australia
Lensworth North Lakes Pty. Ltd.	Australia	Robertsons Well Unit Trust	Australia
Lensworth North Lakes Sales Pty. Ltd	Australia	Rothbury Denman Pty. Ltd.	Australia
Lensworth Realty Pty. Ltd.	Australia	Rothbury Sales Pty. Ltd.	Australia
Lensworth Services Pty. Ltd.	Australia	Rothbury Vineyards Pty. Ltd.	Australia
Lensworth Wallarah Peninsula Pty. Ltd.	Australia	Rothbury Wines Pty. Ltd.	Australia
Liana Cottage Pty. Ltd. [2]	Australia	Rumar International Pty. Ltd. (formerly Rumar International Limited) [2]	Australia
Maglieri Wines Pty. Ltd.	Australia	Sarl Les Crus Prevendus SADCS	France
Masthead Brewing Company Pty. Ltd.	Australia	Savirak Pty. Ltd.	Australia
Matua Finance Limited	New Zealand	Seeton Pty. Ltd.	Australia
MBBC Limited (formerly Matilda Bay Brewing Co. Ltd.) [2]	Australia	Shanghai Foster's Brewery Co. Ltd.	China
Mega Corporation Pty. Ltd. [2]	Australia	Sharden Lodge Pty. Ltd.	Australia
Mega Management Pty. Ltd.	Australia	Silvester Brothers (AMH) Pty. Limited	Australia
Mega Properties Pty. Ltd.	Australia	Silvester Brothers (AMHUK) Limited	UK
Mega Properties No. 2 Pty. Ltd.	Australia	Silvester Brothers Pty. Limited	Australia
Melbourne Brewery Company Pty. Ltd.	Australia	Societe D Investissement Du Beaujolais [1]	France
Mildara Blass Holdings Inc.	USA	Somar Pty. Ltd. [2]	Australia
Mildara Blass Inc.	USA	Stamford Hotel Pty. Ltd.	Australia
Mildara Blass Wines Inc.	USA	T'Gallant Winemakers Pty. Ltd.	Australia
Mildara Holdings Pty. Limited [2]	Australia	Telemasters Limited	New Zealand
Moorabbin Junction Pty. Ltd. [2]	Australia	The Australian Pubco (NSW) Pty. Ltd.	Australia
N.T. Brewery Pty. Ltd. [2]	Australia	The Australian Wine Centre Limited (formerly BVI Limited)	UK
Navistar Group Limited	New Zealand	The Australian Wine Club Pty. Ltd.	Australia
Nellie Products Pty. Ltd. [2]	Australia	The Ballarat Brewing Company Pty. Ltd. (formerly The Ballarat Brewing Company Limited) [2]	Australia
New Crest Investments Pty. Ltd. [2]	Australia	The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
Nexday Europe B.V.	Netherlands	The Continental Spirits Company Pty. Ltd. [2]	Australia

Note 36 Controlled entities (continued)

	Country of incorporation		Country of incorporation
The Continental Wines and Spirits Company (N.Z.) Limited	New Zealand		
The Foster Brewing Co. Pty. Ltd.	Australia		
The New Zealand Wine Club Limited [1]	UK		
The Rothbury Estate Pty. Ltd.	Australia		
The Shamrock Brewing Company Proprietary Limited	Australia		
The Wine Exchange Limited	UK		
The Wine Planet International Pty. Limited	Australia		
Tibsco Limited	UK		
Tibsco Pensions Limited	UK		
Totalservice.com.au Pty. Ltd.	Australia		
Traclon (No. 2) Pty. Ltd.	Australia		
Tract 4/5 LLC [1]	USA		
Trinity Park Inc. (formerly Airport Trinity Inc.)	USA		
VICD – Produtos Em Cortica, LDA	Portugal		
Vicotel Pty. Ltd.	Australia		
Victoria Brewery Pty. Ltd. [2]	Australia		
Vinpac International Pty. Limited [2]	Australia		
Vinpac SADCS	France		
Vintners Imports Pty. Limited	Australia		
Volz Pty. Ltd.	Australia		
Voskane Pty. Ltd. [2]	Australia		
Werribee Properties (RWDS) Proprietary Limited	Australia		
Whitecross Investments Pty. Ltd. (formerly Whitecross Investments Limited) [2]	Australia		
Windemere Securities Limited	T & C Is.		
Wine Planet Holdings Pty. Limited	Australia		
Wine Planet Technology Pty. Limited	Australia		
Wine Rollover Pty. Limited [2]	Australia		
Winemaker's Choice Limited	UK		
Wolf Blass Wines Pty. Ltd. [2]	Australia		
Wood Hall Trust Limited	UK		
Wood Hall (Aust.) Pty. Limited [3]	Australia		
World Wine Gallery GmbH	Germany		
Yanaba Pty. Ltd.	Australia		
Yarra Valley Wine Co. Pty. Ltd.	Australia		
Yarra Valley Wine Holdings Pty. Ltd.	Australia		
Zedoworth Pty. Limited	Australia		
Zedozoa Pty. Limited	Australia		
00015868 Limited (formerly Cellar Door Direct Limited)	UK		
02396239 Limited [1]	UK		
151435 Canada Ltd.	Canada		
'St. Maximilian' Wein-Export Geselschaft m.b.H, Vienna	Austria		

Note 36 Controlled entities (continued)

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100% owned:

	Country of incorporation	Group ownership percentage 2004	2003
AP John & Sons Pty. Ltd.	Australia	**51.0**	51.0
CNAB Pty. Ltd. (formerly BCB Beverages Pty. Ltd.)[2, 6]	Australia	**-**	92.0
Briar Ridge Manufacturing Pty. Ltd.	Australia	**50.0**	50.0
Briar Ridge Vineyards Pty. Ltd.	Australia	**50.0**	50.0
Carlton Brewery (Fiji) Limited	Fiji	**63.1**	63.1
Cellarmaster Wines SA	Switzerland	**97.0**	97.0
Foster's India Limited [4]	India	**74.0**	74.0
Graymoor Estate Joint Venture	Australia	**48.8**	48.8
Graymoor Estate Pty. Ltd.	Australia	**48.8**	48.8
Graymoor Estate Unit Trust	Australia	**48.8**	48.8
Greg Norman Estates Joint Venture	Australia	**70.0**	70.0
Kangaroo Ridge Wine Company Pty. Ltd.	Australia	**51.0**	51.0
Korsan Pty. Ltd. [2]	Australia	**-**	92.0
Matua Valley Wines Limited	New Zealand	**83.7**	67.3
Samoa Breweries Limited	Samoa	**49.6**	49.6
Shingle Peak Wines Limited	New Zealand	**83.7**	67.3
Societe of Bouteillage of Beaujolais, Macon and Bourgogne	France	**93.7**	51.0
South Pacific Distilleries Limited	Fiji	**50.8**	50.8
Waikoukou Vineyards Limited	New Zealand	**83.7**	67.3
Wine Buzz KK	Japan	**50.0**	50.0

Entities no longer controlled

A.C.N. 006 327 313 Pty. Ltd.
Alagon Unit Trust
ALH Group (No. 1) Pty. Ltd.
ALH Property Trust
Ashwick (Qld) No. 12 Pty. Ltd.
Ashwick (Qld) No. 35 Pty. Ltd.
Ashwick (Qld) No. 95 Pty. Ltd.
Ashwick (Qld) No. 129 Pty. Ltd.
Ashwick (Vic) No. 15 Pty. Ltd.
Ashwick (Vic) No. 75 Pty. Ltd.
Australian Leisure and Hospitality Group Limited [7]
Cellarmaster Nominees Pty. Ltd.
Crosswhite Investments Ltd.
EFG Properties Inc. [5]
ESG (Enterprises) BV
Gapern Enterprises Pty. Ltd.
Herlstone Vineyards Pty. Ltd.
Island Cooler Pty. Ltd.
Lachlan Valley Unit Trust
MBL Packaging Pty. Ltd.
McLaren Vale Bottling Company Pty. Ltd.
Melbotel Pty. Ltd.
Paracor Finance Inc. [5]
Queensland Breweries (Sales) Pty. Ltd.
Queensland Brewery Pty. Ltd.
Rothbury Superannuation Pty. Ltd.
The Redback Brewery (Hotel) Trust
The Redback Brewery (Property) Trust
The Redback Brewery Trust
Vintage Estates of Australia Pty. Ltd.
Westwools Energy Pty. Ltd.
Wine Marketing Unit Trust

1. These entities / arrangements were acquired / incorporated during the current year.
2. Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer note 37) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).
3. Entity is relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1417).
4. The Group owns 74% of Foster's India Limited, that being the maximum holding currently approved by the Indian Government. If subsequently the policies of the Indian Government change so as to allow the Group to own up to 100% of Foster's India Limited, the Group may exercise certain rights to acquire a further 26% holding for consideration to be agreed or determined by an independent person. The Group has an option agreement with Raly Investors Partners, L.P. This agreement will result in a change to the Group's effective ownership interest in Foster's India Limited from 74% to 64% when the option is exercised. The option can be exercised by the holder at any time. The current year financial results have been prepared using an effective Group ownership interest in Foster's India Limited of 64%.
5. This entity was merged into EFG Holdings (USA) Inc.
6. Additional members during the year of the Closed Group under the Deed of Cross Guarantee.
7. Removed during the year from the Closed Group under the Deed of Cross Guarantee.

Entities in which the Group's ownership interest is 50% or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Note 37 Deed of Cross Guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 36 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 36.

A consolidated statement of financial performance, retained earnings reconciliation and a consolidated statement of financial position, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2004 are set out below.

	2004	2003
	$m	$m
Statement of Financial Performance		
Profit from ordinary activities before related income tax expense	**1,436.4**	485.9
Income tax expense relating to ordinary activities	**(168.9)**	(274.3)
Profit from ordinary activities after related income tax expense	**1,267.5**	211.6
Retained earnings at beginning of the year	**519.9**	494.9
Adjustment resulting from change in accounting policy:		
- Revised AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**-**	178.3
Aggregate of amounts transferred to reserves	**(226.1)**	-
Dividends paid during the year	**(759.4)**	(364.9)
Retained earnings at end of year	**801.9**	519.9

Note 37 Deed of Cross Guarantee (continued)

Deed of Cross Guarantee
Statement of Financial Position at 30 June 2004

	Consolidated 2004 $m	2003 $m
Current assets		
Cash assets	**6.5**	29.4
Receivables	**3,986.7**	4,779.8
Inventories	**422.6**	430.2
Other current assets	**22.7**	28.7
Total current assets	**4,438.5**	5,268.1
Non-current assets		
Receivables	**78.6**	95.2
Inventories	**108.8**	115.9
Other financial assets	**2,229.0**	2,346.9
Property, plant and equipment	**1,184.3**	1,488.8
Agricultural assets	**61.9**	63.3
Intangible assets	**1,113.9**	1,129.0
Deferred tax assets	**94.7**	105.1
Other non-current assets	**28.9**	17.4
Total non-current assets	**4,900.1**	5,361.6
Total assets	**9,338.6**	10,629.7
Current liabilities		
Payables	**1,040.6**	1,182.0
Interest bearing liabilities	**3,321.0**	4,761.9
Current tax liabilities	**40.4**	84.5
Provisions	**93.4**	85.0
Total current liabilities	**4,495.4**	6,113.4
Non-current liabilities		
Payables	**55.6**	92.7
Deferred tax liabilities	**138.8**	154.9
Provisions	**59.7**	81.0
Total non-current liabilities	**254.1**	328.6
Total liabilities	**4,749.5**	6,442.0
Net assets	**4,589.1**	4,187.7
Equity		
Shareholders' interest		
Contributed equity	**3,570.6**	3,448.7
Reserves	**216.6**	219.1
Retained profits	**801.9**	519.9
Total equity	**4,589.1**	4,187.7

The Directors declare that the financial statements and notes set out on pages 1 to 59:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 36 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 37.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 24th day of August 2004

On behalf of the Board

Frank J. Swan
Chairman

Trevor L. O'Hoy
President
and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
333 Collins Street
MELBOURNE VIC 3000
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwcglobal.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent audit report to the members of Foster's Group Limited

Audit opinion

In our opinion, the financial report of Foster's Group Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Foster's Group Limited and the Foster's Group (defined below) as at 30 June 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and Directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Foster's Group Limited (the Company) and the Foster's Group (the consolidated entity), for the year ended 30 June 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

PricewaterhouseCoopers

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
24 August 2004

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of Shareholders and Shareholdings

Holding of Securities

Listed Securities 24 August 2004	No. of Holders	No. of Shares	% Held by top 20
Fully Paid Ordinary Shares	180,084	1,997,457,735	67.23

Unlisted Securities 24 August 2004	Issue Number	No. of Holders	No. of Shares
Ordinary Shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
Total			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Options – 24 August 2004

Options issued under the 1987 Foster's Employee Share Plan

Employee Options Exercisable at:	No. of Shares if Options Exercisable
$2.12 per share	1,250,000
$2.36 per share	320,000
$2.48 per share	420,000
Total	1,990,000

The above options are held by FBG Incentive Pty Ltd as trustee for 3 participants in the 1987 Foster's Employee Share Plan.

Distribution of Holdings – 24 August 2004

Size of Holding	Number
1 – 1,000	57,491
1,001 – 5,000	95,223
5,001 – 10,000	17,512
10,001 – 100,000	9,571
100,001 and over	287
Total	180,084

Of these, 6,817 shareholders held less than a marketable parcel of $500 worth of shares (109 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 24 August 2004 was used to determine the number of shares in a marketable parcel.

Twenty Largest Shareholders – 24 August 2004

Shareholder	No. of Fully Paid Ordinary Shares	% of Fully Paid Ordinary Shares
J P Morgan Nominees Australia Limited	347,382,233	17.39
Westpac Custodian Nominees Limited	338,912,617	16.97
National Nominees Limited	278,684,201	13.95
RBC Global Services Australia Nominees Pty Limited	90,169,953	4.51
Citicorp Nominees Pty Limited	71,097,025	3.56
ANZ Nominees Limited	62,066,632	3.11
Cogent Nominees Pty Limited	30,161,665	1.51
HSBC Custody Nominees (Aust) Ltd	25,677,273	1.29
Queensland Investment Corporation	24,209,087	1.21
AMP Life Limited	22,553,194	1.13
Argo Investments Limited	7,199,721	0.36
Health Super Pty Ltd	6,730,481	0.34
Australian Foundation Investment Company Limited	6,526,502	0.33
Suncorp Custodian Services Pty Limited	5,931,831	0.30
Bond Street Custodians Limited	5,415,598	0.27
Government Superannuation Office	4,618,438	0.23
CSS Board & PSS Board	4,323,416	0.22
Perpetual Trustee Company Limited	4,001,238	0.20
Westpac Financial Services Limited	3,883,583	0.19
UBS Private Clients Australia Nominees Pty Ltd	3,324,076	0.17
Total	1,342,868,764	67.23

Substantial Shareholders – 24 August 2004

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act 2001.

The Capital Group Companies Inc	233,286,602
Delaware International Advisers Limited	174,756,682
Maple-Brown Abbott Limited	101,004,761

Shareholder Information

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Monday, 25 October 2004, at 11.00 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listings

Shares of Foster's are listed under the symbol 'FGL' on the Australian Stock Exchange. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System) which allows settlement of on-market transactions without having to rely on paper documentation. Shareholders seeking more information about CHESS should contact their stockbroker or the Australian Stock Exchange.

The shares in Foster's are also listed on the London Stock Exchange. American Depositary Receipts, sponsored by the Bank of New York, can be purchased through brokers in the USA.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Australian callers 24 hour 7 day service: 1300 134 708
Telephone: +61 3 9415 4000
Facsimile: +61 3 9473 2500
(+61 3 9473 2469 only for faxing Proxy Forms)
E-mail: web.queries@computershare.com.au
Internet: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

In the United Kingdom, questions can be directed to:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
United Kingdom
Telephone within the United Kingdom: 0870 702 0003
Facsimile within the United Kingdom: 0870 703 6101

For enquiries relating to the operations of the Company, please contact the Foster's Group Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
E-mail: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com

Written correspondence should be directed to:

Vice President Investor Relations
Foster's Group Limited
GPO Box 753F
Melbourne Victoria 3001

Dividends

A final dividend of 10.5 cents per share will be paid on 1 October 2004 to shareholders registered on 7 September 2004. For Australian tax purposes, the dividend will be 100% franked at the 30% company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct Credit and Dividend Reinvestment Plan forms are available on request from the share registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details.

Change of Address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Key Dates

7 September 2004
Record date (books closing) for 2003/2004 final dividend

1 October 2004
Final dividend for 2003/2004 payable

25 October 2004
Annual General Meeting

8 February 2005*
Announcement of profit result for half year ending 31 December 2004

7 March 2005*
Record date (books closing) for 2004/2005 interim dividend

4 April 2005*
Interim dividend for 2004/2005 payable

30 June 2005
End of financial year

23 August 2005*
Announcement of profit result for the year ending 30 June 2005

* Likely dates. Subject to confirmation.

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Peter A Bobeff

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

FOSTER'S
GROUP
Inspiring Global Enjoyment